As filed with the Securities and Exchange Commission on June 15, 2012

Registration No. 333-181331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ONCOMED PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	38-3572512
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 Chesapeake Drive

Redwood City, CA 94063

(650) 995-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul J. Hastings

President & Chief Executive Officer

OncoMed Pharmaceuticals, Inc.

800 Chesapeake Drive

Redwood City, CA 94063

(650) 995-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Dr. Alicia J. Hager, Esq. Vice President, Legal Affairs & Chief Patent Counsel OncoMed Pharmaceuticals, Inc. 800 Chesapeake Drive Redwood City, CA 94063 (650) 995-8200	Donald J. Murray, Esq. Margaret S. Lam, Esq. Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 15, 2012

PRELIMINARY PROSPECTUS

            Shares

OncoMed Pharmaceuticals, Inc.

Common Stock

We are offering                  shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $             and $             per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “OMED.” We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to OncoMed Pharmaceuticals, Inc., before expenses	$	$

Delivery of the shares of common stock purchased in this offering is expected to be made on or about                  , 2012. We have granted the underwriters an option for a period of 30 days to purchase up to                 additional shares of common stock solely to cover their overallotment.

Joint Book-Running Managers

Jefferies	Leerink Swann

Co-Managers

Piper Jaffray	BMO Capital Markets

Prospectus dated                 , 2012

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell shares of our common stock. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Neither we nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted.

Until        , 2012 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 10 and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock.

Overview

OncoMed is a clinical development-stage biopharmaceutical company focused on discovering and developing first-in-class monoclonal antibody therapeutics targeting cancer stem cells, or CSCs. Our approach has been to target CSCs, which are the subpopulation of cells in a tumor responsible for driving growth and metastasis of the tumor. CSCs, also known as tumor-initiating cells, exhibit certain properties which include the capacity to divide and give rise to new CSCs via a process called self-renewal and the capacity to differentiate or change into the other cells that form the bulk of the tumor. Common cancer drugs target bulk tumor cells but have limited impact on CSCs, thereby providing a path for recurrence of the tumor. Our product candidates target CSCs by blocking self-renewal and driving differentiation of CSCs toward a non-tumorigenic state, and also impact bulk tumor cells. We believe our product candidates are distinct from the current generations of chemotherapies and targeted therapies, and have the potential to significantly impact cancer treatment and the clinical outcome of patients with cancer.

We utilize our proprietary technologies to (1) identify, isolate and evaluate CSCs, (2) identify and/or validate multiple potential targets and pathways critical to CSC self-renewal and differentiation, and (3) develop targeted antibody and other protein-based therapeutics that are designed to modulate these CSC targets and inhibit the growth of CSCs. These targets are in pathways implicated in cancer biology and stem cell biology, including the Notch, Wnt and other fundamental CSC pathways. We believe our suite of proprietary CSC and antibody platform technologies provides a competitive advantage in cancer drug discovery. All of our product candidates were discovered internally in our own research laboratories.

We have three anti-CSC product candidates in clinical development. We have also filed an Investigational New Drug, or IND, application that was accepted by the U.S. Food and Drug Administration, or FDA, in May 2012 for a fourth product candidate, which is expected to enter the clinic in June or July 2012. We expect to file an IND application for a fifth product candidate in 2012. Additionally, two other antibodies are in preclinical development with IND filings projected for 2013. We are also pursuing discovery of additional novel anti-CSC product candidates. The following summarizes the status of our product candidates and preclinical programs, each of which will be described and discussed in further detail below under “Business—Our Product Candidates and Preclinical Programs.”

OncoMed Pipeline

■

Anti-DLL4 (demcizumab, OMP-21M18). Demcizumab (OMP-21M18) is a humanized monoclonal antibody that inhibits Delta Like Ligand 4, or DLL4, in the Notch signaling pathway. We completed a single-agent Phase Ia trial in advanced solid tumor patients in 2011, which showed promising evidence of single-agent activity in heavily pretreated patients, with a disease control rate, or DCR, of 64% in the highest dose cohort, but also showed adverse events, including hypertension and a few cardiovascular events. We are conducting two Phase Ib combination trials of demcizumab. The first trial is in combination with standard-of-care gemcitabine in first-line advanced pancreatic cancer patients and the second trial is in combination with standard-of-care carboplatin and pemetrexed (Alimta®) in first-line advanced non-small-cell lung cancer, or NSCLC, patients. In both Phase Ib trials, we have employed less frequent or lower dosing of the antibody in combination with chemotherapy in an effort to minimize toxicity while maintaining efficacy. Initial demcizumab Phase Ib data from these ongoing trials suggest a tolerable safety profile. We have not encountered clinically evident cardiac toxicity with this new dosing approach and we have seen encouraging anti-tumor activity. Additional data from these trials will be available in 2013. We have worldwide rights to this program.

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Anti-DLL4/Anti-VEGF Bispecific. Anti-DLL4/anti-VEGF bispecific is a novel monoclonal antibody that targets and inhibits both DLL4 and vascular endothelial growth factor, or VEGF. VEGF is the target of Avastin®, a monoclonal antibody marketed by Genentech (Roche). Preclinical testing suggests that the efficacy of our bispecific antibody could potentially exceed the efficacy of either anti-DLL4 therapy or anti-VEGF therapy alone. Pending the successful completion of preclinical experiments, including drug safety studies, we intend to advance this program to clinical trials in 2013. We have worldwide rights to this program.

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Anti-Notch2/3 (OMP-59R5). OMP-59R5 is a fully human monoclonal antibody that targets the Notch2 and Notch3 receptors. Initially discovered by screening a phage display library against the Notch2 receptor, the antibody binds to a conserved epitope on Notch2 and Notch3. The program is in a single-agent Phase I trial in advanced solid tumor patients. Data for this trial were presented at the American Society of Clinical Oncology, or ASCO, conference in June 2012. In addition, we expect to begin Phase Ib/II trials in 2012. OMP-59R5 is part of our collaboration with GlaxoSmithKline LLC

(formerly SmithKline Beecham Corporation), or GSK, which is discussed below under “Business—Collaboration and License Agreements—Strategic Alliance with GSK.” GSK retains an option through the end of certain Phase II trials to obtain an exclusive license to OMP-59R5.

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Anti-Notch1 (OMP-52M51). OMP-52M51 is a humanized monoclonal antibody targeted to the Notch1 receptor that we believe may have utility in hematologic malignancies and solid tumors. The program is in preclinical studies, and we anticipate a potential IND filing in 2012. OMP-52M51 is part of our GSK collaboration. GSK retains an early option through the end of certain Phase I trials to obtain an exclusive license to this anti-Notch1 antibody or a standard option through the end of certain Phase II trials.

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Anti-Fzd7 (OMP-18R5). OMP-18R5 is a fully human monoclonal antibody, identified by screening against the Frizzled7 receptor, or Fzd7, that binds a conserved epitope on five Frizzled receptors and inhibits Wnt signaling. OMP-18R5 is in a Phase I single-agent trial in advanced solid tumor patients, and we expect to report data for this trial in 2013. We believe OMP-18R5 is the first monoclonal antibody designed to inhibit Wnt signaling to enter clinical testing. OMP-18R5 is part of our Wnt pathway collaboration with Bayer Pharma AG (formerly Bayer Schering Pharma AG), or Bayer, which is discussed below under “Business—Collaboration and License Agreements—Strategic Alliance with Bayer.” Bayer retains an option to exclusively license OMP-18R5 at any point through completion of certain Phase I trials.

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Fzd8-Fc (OMP-54F28). OMP-54F28, our second product candidate targeting the Wnt pathway, is a proprietary fusion protein based on a truncated form of the Frizzled8 receptor, or Fzd8. We filed an IND application for this product candidate that was accepted in May 2012. We expect OMP-54F28 to enter the clinic in June or July 2012. OMP-54F28 is part of our Bayer collaboration. Bayer retains an option to exclusively license OMP-54F28 at any point through completion of certain Phase I trials.

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RSPO-LGR. We identified that the R-spondin, or RSPO, ligands signal through the LGR receptor family, which is emerging as an important CSC pathway. Recent studies have demonstrated that certain LGR receptors are distributed specifically on adult stem cells in mammalian tissues and these LGR-expressing cells have been linked to the development of cancer. We are conducting preclinical studies of antibodies that modulate the RSPO-LGR pathway and we plan to enter clinical trials with our first product candidate targeting the RSPO-LGR pathway as early as 2013. We have worldwide rights to these programs.

Strategic Alliance with GSK

In December 2007, we entered into a strategic alliance with GSK to develop anti-CSC antibody therapeutics targeting the Notch signaling pathway. Upon signing, we received $35.0 million in cash, comprised of $17.5 million in an upfront payment and $17.5 million in the form of an equity investment.

In July 2011, we amended the terms of our research and development agreement with GSK, and the collaboration is now focused entirely on the development of two product candidates, anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). Under this collaboration, GSK may exercise an option during defined time periods through completion of Phase II proof-of-concept trials to obtain an exclusive license to develop and commercialize such product candidates. We lead research and development efforts for these product candidates prior to GSK’s exercise of its option with respect to such candidates. We are eligible to receive from GSK, (1) with respect to OMP-59R5, aggregate payments of up to $344.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales, and (2) with respect to OMP-52M51, aggregate payments of up to $349.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales. If GSK elects not to exercise its options for OMP-59R5 and/or OMP-52M51 during the relevant option periods, or if GSK terminates those programs, we will have worldwide rights to such program(s), subject to, under certain circumstances, GSK’s right of first negotiation to obtain an exclusive license to develop and commercialize OMP-52M51. See “Business—Collaboration and License Agreements—Strategic Alliance with GSK” below for additional details regarding our collaboration with GSK.

Strategic Alliance with Bayer

In June 2010, we entered into a strategic alliance with Bayer to discover, develop and commercialize novel anti-CSC biologic and small molecule therapeutics targeting the Wnt signaling pathway. We received a $40.0 million upfront cash payment when we entered this alliance. Under this collaboration, Bayer may exercise its option to obtain an exclusive license to develop and commercialize certain biologic therapeutics at any point up to the completion of Phase I trials. We and Bayer also agreed to jointly conduct research to discover potential new small molecule therapeutics targeting the Wnt pathway. Under our collaboration, we lead the discovery and development of biologic therapeutic products prior to Bayer’s exercise of its option, and Bayer leads discovery, development, and upon advancement of the small molecule therapeutics, commercialization of the small molecule therapeutics. We are eligible to receive option fees and research, development, regulatory and commercial milestone payments of up to $387.5 million per program for each biologic therapeutic product successfully developed, in addition to royalties on net product sales. Percentage royalties for certain biologic product candidates are in the low double digits to high teens. For certain other biologic product candidates, percentage royalties are in the mid-single digits to low double digits. Bayer is also obligated to make payments to us upon achievement of research, development, regulatory and commercial milestones, plus advancement fees, for small molecule therapeutics that could total up to $112.0 million per program, in addition to single-digit percentage royalties on net product sales. If Bayer elects not to exercise its options for any class of biologic therapeutic products under the collaboration during the relevant option periods, or if Bayer terminates such program(s), we will have worldwide rights to such program(s). See “Business—Collaboration and License Agreements—Strategic Alliance with Bayer” below for additional details regarding our collaboration with Bayer.

Strategy

We believe that a key reason for the limitations of many current cancer treatments is that they fail to impede CSCs, which we believe are responsible for the initiation, metastasis and recurrence of many cancers. Our goal is to build a leading biopharmaceutical company to discover, develop and potentially commercialize novel therapies targeting CSCs in a capital-efficient manner. Key elements of our strategy to achieve this goal are:

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Continue to discover and advance novel cancer therapeutics based on our proprietary discovery and drug development platform. Our proprietary CSC and antibody scientific platforms continue to result in novel product programs, and we plan to continue discovery activities to identify new potential CSC pathways and cancer therapeutic product candidates. These efforts have led to the discovery of more than five proprietary anti-CSC product candidates, three of which are in the clinic, a new IND that was accepted in May 2012, and a second potential IND filing in 2012, with additional IND filings anticipated in future years.

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Advance demcizumab (OMP-21M18) to determine its utility as a treatment for solid tumors. We are conducting Phase Ib trials of demcizumab in first-line pancreatic and lung cancers in combination with standard-of-care chemotherapy. We plan to assess data from these ongoing trials to determine the best path forward in these indications, including potential commercialization if the investment and return profile appears attractive. We also have extensive preclinical data in multiple other indications, and are actively considering opportunities to broaden development of demcizumab over time.

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Collaborate with our partners, GSK and Bayer, to advance specific Notch and Wnt pathway programs forward in clinical development. We have multiple agents under our GSK and Bayer collaborations and are working closely with our partners to advance programs in development. Under our GSK collaboration focused on the Notch pathway, we are developing anti-Notch2/3 (OMP-59R5), currently in Phase I trials, and anti-Notch1 (OMP-52M51), with a planned IND filing in 2012. Under our Bayer collaboration focused on the Wnt pathway, we are developing anti-Fzd7 (OMP-18R5), currently in Phase I trials, and Fzd8-Fc (OMP-54F28), for which we filed an IND that was accepted in May 2012 and which we expect to enter the clinic in June or July 2012. We also collaborate with Bayer on Wnt pathway small molecule discovery. Under our collaborations, GSK and Bayer have certain options during certain time periods through the end of specified Phase I or Phase II trials to obtain exclusive licenses to antibody or protein-based product candidates. In the event that these options are not exercised at the end of the relevant option periods, we will have worldwide rights to these programs.

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Where possible, utilize biomarker approaches to identify subsets of cancer patients most likely to benefit from our therapies. In some of our programs, such as our anti-Notch2/3 and anti-Notch1 programs, we identified prospective biomarkers that have the potential to assist in patient selection. In other programs, such as our demcizumab and anti-Fzd7 programs, we have extensive biomarker identification/validation research underway. We are working on developing these biomarkers through the course of our current clinical trials for all of our programs, with the plan to potentially utilize those biomarkers in Phase II and subsequent trials to improve patient outcomes. Where biomarker approaches are successfully utilized in clinical testing, we may elect to develop companion diagnostics in conjunction with suitable third-party development and commercialization partners. Our current efforts on our demcizumab, OMP-59R5, OMP-52M51 and OMP-18R5 product candidates could potentially lead to development of future companion diagnostics.

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Utilize pharmaceutical collaborations as appropriate to provide funding, create value and leverage partners’ expertise to bring medicines to patients. We believe that our GSK and Bayer collaborations have provided validation of our scientific approach, significant funding to advance our pipeline and access to development and commercial expertise for our partnered assets. To facilitate the capital-efficient development and commercialization of our independent programs, we may consider entering into additional partnerships with biopharmaceutical companies.

We have assembled a strong team of scientific, clinical and business leadership. Paul Hastings, our President and Chief Executive Officer, has over 25 years of biopharmaceutical experience, including roles as Chief Executive Officer at multiple public companies. John Lewicki, Ph.D., our Executive Vice President and Chief Scientific Officer, has over 25 years of research experience in biotechnology. Jakob Dupont, M.D., our Senior Vice President and Chief Medical Officer, has played a key role in the clinical development of a number of cancer agents, including recent clinical leadership on Avastin® development at Genentech (Roche).

Since our founding in August 2004, we have raised approximately $300 million, consisting of approximately $187 million in the form of equity financings, approximately $112 million in the form of collaboration funding from our pharmaceutical partnerships, and $1.2 million in grants. As of March 31, 2012, we had $84.2 million of cash, cash equivalents and short-term investments.

We believe that our broad, novel pipeline of antibody and protein-based therapeutics, our leadership in the field of CSC biology, and our experienced scientific, clinical and business management team provide us with distinct advantages that enable us to continue to discover and advance novel programs targeting CSCs.

Risks Related to Our Business

Our ability to implement our current business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

■	our dependence on the successful development of our programs and our product candidates;

■	any need to suspend or discontinue clinical trials due to side effects or other safety risks, or any need to conduct studies on the long-term effects associated with the use of our product candidates;

■

our ability to raise capital to advance development of our independent programs, or product candidates over which GSK or Bayer do not exercise an option, or to secure partnerships with partners that have the capital and expertise to bring products to market;

■	any failure by GSK or Bayer to exercise their options or any termination by them of any development program under their partnerships with us;

■	our dependence on the development and marketing efforts of GSK and Bayer for the success of the product candidates for which they exercise their options;

■	our reliance on third parties to conduct some of our preclinical studies and all of our clinical trials;

■	failure of any approved product to achieve significant market acceptance or commercial success; and

■	any inadequacy of our proprietary rights to protect our technologies and product candidates.

In addition, neither we nor our collaboration partners are permitted to market our product candidates in the United States until we receive regulatory approval from the FDA, and approval by foreign regulatory agencies will be required to market our product candidates in other countries. Neither we nor our collaboration partners have submitted an application for or received marketing approval for any of our product candidates. Regulatory approval of our product candidates is not guaranteed, and the approval process is expensive and may take several years.

We are a clinical development-stage biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We do not currently have any product candidates in pivotal clinical trials or approved for sale, and we continue to incur significant research and development and general and administrative expenses related to our operations. We are not profitable and have incurred losses in each year since our founding in 2004. Our net losses for the years ended December 31, 2009, 2010 and 2011 were $21.1 million, $27.0 million and $15.0 million, respectively. Our net loss for the three months ended March 31, 2012 was $10.5 million. As of March 31, 2012, we had an accumulated deficit of $136.6 million. We expect to continue to incur significant losses for the foreseeable future. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Corporate Information

We were incorporated in Delaware in 2004. Our principal executive offices are located at 800 Chesapeake Drive, Redwood City, California 94063, and our telephone number is (650) 995-8200. Our website address is http://www.oncomed.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Unless the context requires otherwise, in this prospectus the terms “OncoMed,” “OncoMed Pharmaceuticals,” “we,” “us” and “our” refer to OncoMed Pharmaceuticals, Inc., a Delaware corporation, unless otherwise noted.

OncoMed, OncoMed Pharmaceuticals and the OncoMed Pharmaceuticals logo are our trademarks. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

THE OFFERING

Common stock offered by us in this offering	shares
Common stock to be outstanding after this offering	shares
Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their overallotment option in full, at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We currently expect to use substantially all of our net proceeds from this offering to advance demcizumab (OMP-21M18) through Phase II clinical trials, advance an antibody targeting the RSPO-LGR pathway through Phase II clinical trials, advance a bispecific antibody through Phase II clinical trials and to fund our research and drug discovery activities related to additional product candidates. We will use any remaining proceeds for working capital and general corporate expenditures. See “Use of Proceeds.”
Proposed ticker symbol on The NASDAQ Global Market	OMED

The number of shares of common stock to be outstanding after this offering is based on 126,537,983 shares of common stock outstanding as of March 31, 2012 and excludes the following:

■	13,673,801 shares of common stock issuable upon exercise of stock options outstanding under our 2004 Stock Incentive Plan, at a weighted average exercise price of $0.56 per share;

■	29,401 shares of common stock outstanding subject to vesting;

■	1,873,525 shares of common stock reserved for issuance pursuant to future awards under our 2004 Stock Incentive Plan;

■	shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Award Plan;

■	shares of common stock reserved for issuance pursuant to future awards under our Employee Stock Purchase Plan; and

■

272,813 shares of common stock issuable upon the exercise of warrants outstanding to purchase convertible preferred stock, assuming the conversion to common stock immediately prior to the completion of this offering, at a weighted average exercise price of $1.37 per share.

Except as otherwise indicated, all information contained in this prospectus:

■

reflects the conversion of all of our outstanding shares of convertible preferred stock and Class B common stock into an aggregate of 120,772,311 shares of Class A common stock immediately prior to the completion of this offering;

■	reflects the redesignation of our Class A common stock as “common stock” immediately prior to the completion of this offering;

■	assumes the adoption of our amended and restated certificate of incorporation and amended and restated bylaws upon the completion of this offering;

■	assumes that the underwriters do not exercise their overallotment option; and

■	reflects a one-for reverse stock split of our Class A common stock and Class B common stock to be effected prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following summary financial data for the years ended December 31, 2009, 2010 and 2011 are derived from our audited financial statements appearing elsewhere in this prospectus. The summary financial data for the three months ended March 31, 2011 and 2012 and as of March 31, 2012 are derived from our unaudited financial statements appearing elsewhere in this prospectus and are not indicative of results to be expected for the full year. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2012 and the results of operations for the three months ended March 31, 2011 and 2012. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

(In thousands, except share and per share amounts)	YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED MARCH 31,
	2009	2010	2011	2011	2012
				(Unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue:
Collaboration revenue—related party	$14,363	$13,363	$3,365	$1,091	$493
Collaboration revenue	—	4,355	28,000	2,000	2,000
Grant revenue	—	—	44	—	22

Total revenue	14,363	17,718	31,409	3,091	2,515
Operating expenses:
Research and development (1)	30,889	39,703	40,058	8,396	11,326
General and administrative (1)	4,621	6,552	6,591	1,868	1,762

Total operating expenses	35,510	46,255	46,649	10,264	13,088

Loss from operations	(21,147)	(28,537)	(15,240)	(7,173)	(10,573)
Interest and other income, net	288	1,640	244	64	52
Interest expense	(201)	(118)	(38)	(17)	(5)

Net loss	$(21,060)	$(27,015)	$(15,034)	$(7,126)	$(10,526)

Net loss per common share, basic and diluted (2)	$(4.92)	$(5.35)	$(2.70)	$(1.32)	$(1.82)

Shares used to compute net loss per common share, basic and diluted (2)	4,280,409	5,054,082	5,565,300	5,419,110	5,775,053

Pro forma net loss per common share, basic and diluted (2)(3)			$(0.12)		$(0.08)

Shares used to compute pro forma net loss per common share, basic and diluted (2)(3)			126,293,171		126,502,924

(1)	Included in the statement of operations data above are the following non-cash stock-based compensation expenses (in thousands):

	YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED MARCH 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Research and development	$372	$453	$499	$120	$122
General and administrative	302	396	347	96	80

Total stock-based compensation	$674	$849	$846	$216	$202

(2)

See Notes 2 and 16 to our audited financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share and pro forma net loss per common share.

(3)

We have presented pro forma net loss per common share information for the year ended December 31, 2011 and the three months ended March 31, 2012 to reflect (1) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 120,727,871 shares of common stock; and (2) the reclassification to additional paid-in capital of our convertible preferred stock warrant liability in connection with the conversion of our outstanding convertible preferred stock warrants into common stock warrants.

The table below presents our balance sheet as of March 31, 2012:

■	on an actual basis;

■

on a pro forma basis to give effect to (1) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 120,727,871 shares of common stock; and (2) the reclassification to additional paid-in capital of our convertible preferred stock warrant liability in connection with the conversion of our outstanding convertible preferred stock warrants into common stock warrants; and

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on a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	AS OF MARCH 31, 2012
(In thousands)	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
	(Unaudited)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments	$84,187	$
Working capital	68,883
Total assets	91,676
Notes payable	258
Convertible preferred stock warrant liability	190
Convertible preferred stock	182,773
Accumulated deficit	(136,646)
Total stockholders’ (deficit) equity	(133,280)

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $             would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all other information set forth in this prospectus and any related free writing prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, operating results, cash flow and prospects. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that we will continue to incur significant losses for the foreseeable future, and if we are unable to achieve and sustain profitability, the market value of our common stock will likely decline.

We are a clinical development-stage biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We do not currently have any product candidates in pivotal clinical trials or approved for sale, and we continue to incur significant research and development and general and administrative expenses related to our operations. We are not profitable and have incurred losses in each year since our founding in 2004. Our net losses for the years ended December 31, 2009, 2010 and 2011 were $21.1 million, $27.0 million and $15.0 million, respectively. Our net loss for the three months ended March 31, 2012 was $10.5 million. As of March 31, 2012, we had an accumulated deficit of $136.6 million.

We expect to continue to incur significant losses for the foreseeable future. We expect these losses and our cash utilization to increase in the near term as we continue to conduct clinical trials for demcizumab (OMP-21M18, anti-DLL4), anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), and conduct research and development of our other product candidates. We are collaborating with GlaxoSmithKline LLC (formerly SmithKline Beecham Corporation), or GSK, to develop therapeutic antibody product candidates targeting the Notch signaling pathway, including our anti-Notch2/3 (OMP-59R5) product candidate and our anti-Notch1 (OMP-52M51) product candidate, and with Bayer Pharma AG (formerly Bayer Schering Pharma AG), or Bayer, to develop biologic and small molecule therapeutic product candidates targeting the Wnt signaling pathway, including anti-Fzd7 (OMP-18R5) and our proprietary fusion protein based on a truncated form of the Frizzled8 receptor, Fzd8-Fc (OMP-54F28). Under these agreements, GSK and Bayer have certain options to obtain exclusive licenses for the development and commercialization of the product candidates being developed in the collaboration. If either GSK or Bayer exercises its option to obtain a license to develop and commercialize such product candidates, Bayer or GSK, as applicable, will assume responsibility for funding obligations with respect to further clinical development and commercialization of such product candidates. However, if Bayer or GSK do not exercise their options, or if our collaborations with our partners terminate, we will be responsible for funding further development of these product candidates unless we enter into another collaboration for such product candidates.

All of our product candidates are in development, and none has been approved for sale. To date, we have derived all of our revenues from upfront payments, milestone payments and other payments we received under our collaborations with GSK and Bayer, and have also supported our research and development efforts by utilizing government grants for research and development. We do not anticipate that we will generate revenue from the sale of our product candidates for the foreseeable future. If any of our product candidates receive regulatory approval, we may incur significant costs to commercialize our product candidates. Even after obtaining such regulatory approval, our products may never gain sufficient market acceptance and adequate market share. If our product candidates fail to demonstrate safety and efficacy in clinical trials, do not gain regulatory approval, or do not achieve market acceptance following regulatory approval and commercialization, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline. Because of the numerous risks and uncertainties associated with developing biopharmaceutical products, we are unable to predict the extent of any future losses or whether we will become profitable.

We are heavily dependent on the success of our five most advanced product candidates. All of our product candidates are still in preclinical or clinical development. If we are unable to commercialize our product candidates or if we experience significant delays in obtaining regulatory approval for, or commercializing, any or all of our product candidates, our business will be materially and adversely affected.

We have invested a significant portion of our efforts and financial resources in the development of our five most advanced product candidates, namely, demcizumab (OMP-21M18, anti-DLL4), anti-Notch2/3 (OMP-59R5), anti-Notch1 (OMP-52M51), anti-Fzd7 (OMP-18R5) and Fzd8-Fc (OMP-54F28), for the treatment of various types of cancer.

All of our product candidates are still in preclinical and clinical development. Our ability to generate product revenues will depend heavily on our ability to successfully develop and commercialize these product candidates. We do not expect that such commercialization of any of our product candidates will occur for at least the next several years, if ever. Our ability to commercialize our product candidates effectively will depend on several factors, including the following:

■	successful completion of preclinical studies and clinical trials, including the ability to demonstrate safety and efficacy of our product candidates;

■	receipt of marketing approvals from the U.S. Food and Drug Administration, or FDA, and similar regulatory authorities outside the United States;

■	establishing commercial manufacturing capabilities, for example, by making arrangements with third-party manufacturers;

■	successfully launching commercial sales of the product, whether alone or in collaboration with others;

■	acceptance of the product by patients, the medical community and third-party payors;

■	establishing market share while competing with other therapies;

■	a continued acceptable safety and adverse event profile of our products following regulatory approval; and

■	qualifying for, identifying, registering, maintaining, enforcing and defending intellectual property rights and claims covering our product candidates.

If we, or our collaborators, do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to commercialize our product candidates, which would materially and adversely affect our business, financial condition and results of operations.

We depend on the successful development of our programs and product candidates. The development of new drugs and biologics is a highly risky undertaking, which involves a lengthy process, and the results of preclinical and early clinical trials are not necessarily predictive of future results. Our product discovery and development activities therefore may not be successful on the time schedule we have planned, or at all.

Our programs and product candidates are in the early stages of drug discovery or clinical trials and are subject to the risks of failure inherent in drug development. As of the date of this prospectus, only three of our current product candidates, demcizumab (OMP-21M18, anti-DLL4), anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5) have been tested in human beings. We will need to conduct significant additional preclinical studies and clinical trials before we can demonstrate that any of our product candidates is safe and effective to the satisfaction of the FDA and other regulatory authorities. Preclinical studies and clinical trials are expensive and uncertain processes that take years to complete. For example, we incurred significant expenses related to the IND filing and the completed single-agent dose escalation Phase Ia clinical trial for demcizumab, our most advanced product candidate. Demcizumab has not yet advanced into Phase II clinical trials despite having entered Phase Ia in 2008. The delay of entry into Phase II trials is attributable to the occurrence of cardiovascular events in Phase Ia, including hypertension, which required the administration of one or more anti-hypertensive medications. Further, in a few patients, decreases in left ventricular ejection fraction, or LVEF, mostly within the normal range, were seen, particularly in patients who were treated with high doses of demcizumab with frequent administration for prolonged periods of time (more than 100 days). These events were considered treatment-related and resulted in demcizumab being put on partial clinical hold, meaning that patients on study could continue to receive treatment but new patients could not be started on study, in the United States during the Phase Ia development program. We have subsequently completed the Phase Ia trial, we have presented the interim results at the 22nd EORTC-NCI-AACR Symposium on Molecular Targets and

Cancer Therapeutics in Berlin in 2010, and we intend to submit for publication the full results by 2013. When the toxicity events occurred, we also paused the ongoing Phase Ib trials and amended the trials in Australia and New Zealand to include a risk mitigation plan to enhance the therapeutic index of demcizumab in an effort to maximize efficacy and manage tolerability. These Phase 1b trials had been initiated in 2010 during the conduct of the Phase 1a trial. The risk mitigation plan included intermittent dosing of the drug, cardiac monitoring using B-type natriuretic peptide (BNP) blood testing and echocardiography, and intervention with cardioprotective medication like angiotensin-converting enzyme inhibitors (ACE inhibitors). We presented this plan to the Phase Ib investigators and the Independent Ethics Committees in Australia, New Zealand and Europe where the trials were being conducted. The investigators and Independent Ethics Committees supported our approach and conduct of the Phase Ib trials, and the relevant clinical authorities were notified. We have recently completed enrollment of the first cohorts of patients on the non-small-cell lung cancer, or NSCLC, Phase lb trial. An independent Data Safety Monitoring Board, or DSMB, consisting of six academic thoracic oncologists, has reviewed the safety and efficacy data from the first cohort of patients in the NSCLC Phase Ib trial and have unanimously approved dose escalation in the Phase Ib trial to enroll patients to the next higher dose cohort of demcizumab treatment. The pancreatic cancer Phase Ib trial patients are still in follow-up and will be reviewed by the DSMB once the cohort enrollment and follow-up is completed. We intend to use the data generated from our ongoing Phase Ib trials to obtain authorization from regulatory authorities, including the FDA, to advance demcizumab to Phase II clinical trials in the United States and other countries. We plan to share this data when we submit our future Phase II trial designs to the FDA and other regulatory authorities, which we anticipate will occur in 2013. Although we believe that the data that we have generated in the Phase Ib studies utilizing our risk mitigation plan will be satisfactory to the FDA to allow re-initiation of dosing of demcizumab in the United States, we cannot assure you that the FDA will agree. Failure can occur at any stage of the drug development process, and we cannot assure you that demcizumab or any of our product candidates will reach the point where they are able to be successfully commercialized.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of an investigational biologic. A number of companies in the biotechnology industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase III clinical trials, despite promising results in earlier clinical trials. We do not know whether any Phase II, Phase III or other clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates. If later stage clinical trials do not produce favorable results, our ability to achieve regulatory approval for any of our product candidates may be adversely impacted.

Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

■	obtaining regulatory authorization to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

■

reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

■	manufacturing, including manufacturing sufficient quantities of a product candidate or other materials for use in clinical trials;

■	obtaining IRB approval or the approval of other reviewing entities to conduct a clinical trial at a prospective site;

■

recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size of patient population, complexity of clinical trial protocol, the availability of approved effective treatments for the relevant disease, changed standards of care during the conduct of the trial, and competition from other clinical trial programs for similar indications;

■	severe or unexpected drug-related adverse effects experienced by patients in a clinical trial; and

■

retaining patients who have initiated a clinical trial, but may withdraw due to treatment protocol, adverse effects from the therapy, lack of efficacy from the treatment, personal issues or who are lost to further follow-up.

Clinical trials may also be delayed, suspended or terminated as a result of ambiguous or negative interim results, or results that are inconsistent with earlier results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRB or other reviewing entity overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or other regulatory authorities due to a number of factors, including:

■	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

■	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

■	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks; and

■

lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical trials and increased expenses associated with the services of our CROs and other third parties.

Product development costs to us and our collaborators will increase if we have delays in testing or approval of our product candidates or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur in any jurisdiction and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we, the FDA or other regulatory authorities, the IRB or other reviewing entities, or any of our clinical trial sites suspend or terminate any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Also, if one or more clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.

If we are required to suspend or discontinue clinical trials due to side effects or other safety risks, or if we are required to conduct studies on the long-term effects associated with the use of our product candidates, our ability to commercialize our product candidates could be adversely affected.

Our clinical trials may be suspended or terminated at any time for a number of safety-related reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that our product candidates present an unacceptable safety risk to the clinical trial patients. In addition, IRBs or regulatory agencies may order the temporary discontinuation or termination of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, including if they present an unacceptable safety risk to patients. Administering any product candidate to humans may produce undesirable side effects. The existence of undesirable side effects resulting from our product candidates could cause us or regulatory authorities, such as the FDA, to interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory agencies denying further development or approval of our product candidates for any or all targeted indications. This, in turn, could affect whether GSK and/or Bayer exercise their development options under our strategic collaborative partnerships and could prevent us from commercializing our product candidates. Further, our programs modulate novel classes of targets. As a result, we may experience unforeseen adverse side effects with our existing and future product candidates, including demcizumab.

The pharmacokinetic profile of preclinical studies may not be indicative of results in any clinical trial. As of the date of this prospectus, three of our current product candidates have been tested in human beings. We have observed adverse events in clinical trials with each of these three product candidates. For a more detailed discussion, see “Business—Our Product Candidates and Preclinical Programs.” We currently believe these are manageable given that we have implemented a risk mitigation plan and given that similar events are observed with other agents used in oncology indications, including successfully marketed drugs and products under development by others. Nevertheless, such adverse events may cause challenges in development, approval and/or commercialization. For example, the toxicity profile of demcizumab has been shown to include cardiovascular events, including hypertension that was generally manageable. In a few patients treated with demcizumab in Phase Ia trials, however, decreases in LVEF were observed, resulting in the implementation of intermittent dosing and modified patient monitoring in our Phase Ib trials so as to optimize the therapeutic index, to maximize efficacy while managing tolerability, of the product candidate. We have not conducted complete studies on the long-term effects associated with the use of all of our product candidates. Studies of these long-term effects may be required for regulatory approval and such requirement would delay our introduction of our product candidates, including those under our collaborations with GSK and/or Bayer, into the market. These studies could also be required at any time after regulatory approval of any of our product candidates. Absence of long-term data may also limit the approved uses of our products, if any, to short-term use. Some or all of our product candidates may prove to be unsafe for human use, which would materially harm our business.

The successful development and commercialization of our independent programs, including demcizumab, and any product candidate over which GSK or Bayer declines to exercise an option, or for which we do not obtain anticipated research or development milestone payments prior to a decision by GSK or Bayer to exercise such option, will depend in large part on our ability either to raise capital to advance development of those programs on our own or to secure partnerships with partners that have the capital and expertise to bring products to market. We may be unable to secure such funds and/or secure such future partnerships.

Our current strategy is to continue to advance the development of our unpartnered product candidates and programs, including demcizumab, which will require substantial funds. If any of our product candidates receive regulatory approval and are commercialized, substantial expenditures will also be required. In order to advance any of our unpartnered programs beyond a stage funded by the proceeds of this offering, or if GSK or Bayer decline to exercise their options with respect to one or more product candidates covered by their respective collaboration agreements, we will need to secure funding to advance development of those programs and/or secure relationships with partners that have the necessary capital and expertise. In addition, if we are unable to achieve anticipated research or development milestones, and to obtain the applicable milestone payments, for any product candidate under our collaboration agreements with GSK and Bayer, we are likely to need additional funding to advance such product candidate prior to our partners’ decisions regarding option exercise with respect to such product candidate.

As of March 31, 2012, we had $84.2 million in cash, cash equivalents and short-term investments. We believe that our available cash, cash equivalents and short-term investments, together with the net proceeds of this offering, will be sufficient to fund our anticipated level of operations for at least the next 18 months. Our future financing requirements will depend on many factors, some of which are beyond our control, including:

■	the rate of progress and cost of our clinical trials, preclinical studies and other discovery and research and development activities;

■	the timing of, and costs involved in, seeking and obtaining FDA and other regulatory approvals;

■

the continuation and success of our strategic alliances with GSK and Bayer and future collaboration partners, including the exercise or non-exercise of further development options by GSK and/or Bayer under their respective agreements;

■	the costs of preparing, filing, prosecuting, maintaining and enforcing any patent claims and other intellectual property rights, including litigation costs and the results of such litigation;

■	our ability to enter into additional collaboration, licensing, government or other arrangements and the terms and timing of such arrangements;

■	the potential need to acquire, by acquisition or in-licensing, other products or technologies; and

■	the emergence of competing technologies or other adverse market developments.

Future capital requirements will also depend on the extent to which we acquire or invest in additional complementary businesses, products and technologies. We currently have no understandings, commitments or agreements relating to any of these types of transactions.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, a credit facility, government grants and contracts and/or strategic collaborations. Additional financing may not be available to us when we need it or it may not be available to us on favorable terms, if at all. Additionally, to the extent that we seek a partner to develop any of our programs, we may not be able to secure a collaboration on favorable terms, if at all. A partnership may not provide sufficient funding or value to bring a product to market, and further funding and/or partnerships may be required. The terms of any such partnership may also significantly limit our share of potential future profits from the associated program, may require us to relinquish potentially valuable rights to our current product candidates, potential products or proprietary technologies, or may grant licenses on terms that are not favorable to us. If we are unable to obtain adequate financing or form favorable collaborations, when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs or our commercialization efforts.

If GSK and/or Bayer do not exercise their options or if they terminate any development program under their collaborations with us, whether as a result of our inability to meet milestones or otherwise, any potential revenue from those collaborations will be significantly reduced or non-existent, and our results of operations and financial condition will be materially and adversely affected.

Since our founding, we have invested a significant portion of our time and financial resources in the development of multiple product candidates that are now included in our Bayer and GSK collaborations. The programs included in our GSK collaboration include anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). The programs included in our Bayer collaboration include anti-Fzd7 (OMP-18R5), and Fzd8-Fc (OMP-54F28). Our ability to continue to advance these programs in development prior to option exercise by Bayer or GSK is highly dependent on achieving certain development milestones in these programs, which will result in milestone fees payable to us.

Under our collaboration with GSK, during certain time periods through completion of proof-of-concept trials, or in the case of one scenario, with respect to the OMP-52M51 program, during certain time periods through completion of Phase I trials, GSK is entitled to exercise an option to obtain an exclusive license for further development and commercialization of the applicable product candidate on a worldwide basis.

Under the agreement with GSK, we are eligible to receive from GSK, (1) with respect to OMP-59R5, aggregate payments of up to $344.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales, and (2) with respect to OMP-52M51, aggregate payments of up to $349.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales. We have received milestone payments related to these programs to date. However, there is no guarantee that we will be able to successfully continue to advance programs and receive milestone payments related to OMP-59R5 or OMP-52M51. Even if we successfully advance these product candidates through Phase II proof-of-concept trials, GSK is under no obligation to exercise its option to progress either OMP-59R5 or OMP-52M51 development, and even if one or both of these product candidates are progressed, there is no guarantee that either product candidate will achieve the relevant regulatory filing or approval milestones. Further, in the event that GSK is required to obtain Hart-Scott-Rodino, or HSR, clearance after exercising any of its options, and such clearance is not obtained, GSK will not participate in further development of these product candidates and the product rights would revert to us. We would then have worldwide rights to those assets and be responsible for funding the development of the assets.

GSK may terminate the entire collaboration agreement or any collaboration program on a program-by-program basis for any or no reason upon written notice to us after expiration of a defined notice period. The agreement or any program under the agreement may also be terminated by either party for material breach by the other party that remains uncured after a specified notice period. The agreement may also be terminated by either party for insolvency of the other party, or by us if GSK challenges the licensed patents. Depending on the timing of any such termination we may not be entitled to receive the option exercise fees, or potential near-term milestone payments, as these payments terminate with termination of the agreement.

There are similar provisions in our Bayer Wnt pathway agreement. In this collaboration, Bayer has the option to obtain an exclusive license to Wnt pathway biologic product candidates within defined classes at any point up through the completion of certain Phase I trials. Bayer may decide not to exercise its options.

As our product candidates targeting the Wnt pathway advance, we would be entitled to receive, per product candidate, (1) an aggregate of up to $387.5 million for each biologics program in development, regulatory, and commercial milestones and option fees, plus royalties on net product sales, and (2) for each small molecule product candidate, up to $112.0 million in the aggregate for development, regulatory, and commercial milestones and advancement fees, plus single-digit percentage royalties on net product sales. Percentage royalties for certain biologic product candidates are in the low double digits to high teens. For certain other biologic product candidates, percentage royalties are in the mid-single digits to low double digits. To date, we have received $20.0 million in milestone payments for IND acceptance for OMP-18R5. However, there is no guarantee that we will be able to successfully continue to advance programs and receive milestone payments related to OMP-18R5 or any other Wnt pathway product candidates. Even if we are able to successfully complete Phase I trials with OMP-18R5 or our other Wnt pathway product candidates, Bayer is under no obligation to exercise its option to obtain an exclusive license to develop and commercialize any such product candidate, and there is no guarantee that any such product candidate will achieve the relevant further development, regulatory filing or approval, or commercial milestones. Furthermore, in the event that Bayer is required to obtain HSR clearance with respect to such options, and such clearance is unable to be obtained, Bayer will not participate in further development of the relevant product candidates.

Bayer may terminate, for any or no reason, the collaboration agreement in its entirety, or may terminate with respect to a therapeutic class or specified product candidate, in each case upon prior written notice to us. The agreement may also be terminated in its entirety, or with respect to a therapeutic class, by either party for material breach by the other party that is not cured within a specified cure period. Either party may terminate the agreement for insolvency by the other party, and we may terminate the agreement if Bayer challenges the licensed patents. Depending on the timing of any such termination we may not be entitled to receive the option fees, or potential near-term milestone payments, as these payments terminate with termination of the agreement.

If (1) GSK does not exercise its options with respect to OMP-59R5 or OMP-52M51, or terminates its rights and obligations with respect to a program or the entire agreement, or (2) Bayer does not exercise its options with respect to OMP-18R5, OMP-54F28 or other development candidates under its agreement, or terminates its rights and obligations with respect to a program or the entire agreement, then depending on the timing of such event:

■

in the case of GSK, under certain circumstances, we may owe GSK single-digit percentage royalties with respect to product candidates covered by our agreement with GSK that we elect to continue to commercialize, dependent upon the stage of development at which such product commercialization rights reverted back to us, or additional payments if we license such product candidates to third parties;

■	in the case of Bayer, under certain circumstances, we may owe Bayer single-digit percentage royalties on Wnt product candidates successfully commercialized;

■	the development of our product candidates subject to the GSK agreement or Bayer agreement, as applicable, may be terminated or significantly delayed;

■

our cash expenditures could increase significantly if it is necessary for us to hire additional employees and allocate scarce resources to the development and commercialization of product candidates that were previously funded by GSK or Bayer, as applicable;

■

we would bear all of the risks and costs related to the further development and commercialization of product candidates that were previously the subject of the GSK agreement or Bayer agreement, as applicable, including the reimbursement of third parties; and

■

in order to fund further development and commercialization, we may need to seek out and establish alternative collaboration arrangements with third-party partners; this may not be possible, or we may not be able to do so on terms which are acceptable to us, in which case it may be necessary for us to limit the size or scope of one or more of our programs or increase our expenditures and seek additional funding by other means.

Any of these events would have a material adverse effect on our results of operations and financial condition.

The commercial success of our partnered product candidates in our Notch and Wnt pathway programs, which are part of our collaboration agreements with GSK and Bayer, respectively, will depend in large part on the development and marketing efforts of our partners, if and when our partners exercise their options on those programs. If our partners are unable to perform in accordance with the terms of our agreements, our potential to generate future revenue from these programs would be significantly reduced and our business would be materially and adversely harmed.

If GSK or Bayer opt to exercise their options to license any of the Notch or Wnt pathway product candidates, respectively, on which we are collaborating, we will have limited influence and/or control over their approaches to development and commercialization. While we will have potential milestone and royalty streams payable as these partners or their sublicensees advance development of these product candidates, we are likely to have limited ability to influence our partners’ development and commercialization efforts. If GSK, Bayer, or any potential future collaboration partners do not perform in the manner that we expect or fulfill their responsibilities in a timely manner, or at all, the clinical development, regulatory approval and commercialization efforts related to product candidates we have licensed to such collaboration partners could be delayed or terminated.

If we terminate either of our collaborations, or any program thereunder due to a material breach by GSK and Bayer, we have the right to assume the responsibility at our own expense for the development of the applicable biologic product candidates. Assumption of sole responsibility for further development will increase our expenditures, and may mean we need to limit the size and scope of one or more of our programs, seek additional funding and/or choose to stop work altogether on one or more of the affected product candidates. This could result in a limited potential to generate future revenue from such product candidates and our business could be materially and adversely affected. Further, under certain circumstances, we may owe GSK or Bayer, as applicable, a single-digit percentage royalty on a product candidate successfully commercialized, subject to a cap.

We rely on third parties to conduct some of our preclinical studies and all of our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize any of our product candidates.

Although we conduct certain preclinical studies, we currently do not have the ability to independently conduct preclinical studies that comply with good laboratory practices, or GLP. We also do not currently have the ability to independently conduct any clinical trials. We rely on medical institutions, clinical investigators, contract laboratories, collaborative partners and other third parties, such as CROs, to conduct GLP compliant preclinical studies and clinical trials on our product candidates. The third parties with which we contract for execution of our GLP preclinical studies and our clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our GLP compliant preclinical studies and clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol. The FDA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as current good clinical practices, or cGCPs, for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials.

Many of the third parties with whom we contract may also have relationships with other commercial entities, some of which may compete with us. If the third parties conducting our GLP preclinical studies or our clinical trials do not perform their contractual duties or obligations, experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical trial protocols or to cGCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be costly, and our preclinical studies or clinical trials may need to be extended, delayed, terminated or repeated, and we may not be able to obtain regulatory approval in a timely fashion, or at all, for the applicable product candidate, or to commercialize such product candidate being tested in such studies or trials.

We rely on single source third-party contract manufacturing organizations to manufacture and supply our product candidates for us. If one of our suppliers or manufacturers fails to perform adequately or fulfill our needs, or if these agreements are terminated by the third parties, we may be required to incur significant costs and devote significant efforts to find new suppliers or manufacturers. We may also face delays in the development and commercialization of our product candidates.

We currently have limited experience in, and we do not own facilities for, manufacturing our product candidates. We rely upon single source third-party contract manufacturing organizations to manufacture and supply large quantities of our product candidates. We have utilized Lonza Sales AG, or Lonza, for the bulk manufacturing of our product candidates, except for our Fzd8-Fc (OMP-54F28) program, for which Bayer provides bulk manufacturing. We have also utilized Synco Bio Partners B.V. for fill/finish services (e.g., filling vials with drug substance, sealing and inspecting vials and performance of release assays).

The manufacture of pharmaceutical products in compliance with current good manufacturing practice, or cGMP, regulations requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, including difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, or shortages of qualified personnel. If our manufacturers were to encounter any of these difficulties or otherwise fail to comply with their obligations to us or under applicable regulations, our ability to provide study materials in our preclinical studies and clinical trials would be jeopardized. Any delay or interruption in the supply of preclinical study or clinical trial materials could delay the completion of our preclinical studies and clinical trials, increase the costs associated with maintaining our preclinical study and clinical trial programs and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the studies and trials completely.

All manufacturers of our product candidates must comply with cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. Manufacturers of our component materials may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any product supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our product candidates or entail higher costs or impair our reputation.

Our current agreements with our suppliers do not provide for the entire supply of the bulk drug necessary for additional clinical trials or for full-scale commercialization. In the event that we and our suppliers cannot agree to the terms and conditions for them to provide some or all of our bulk drug clinical and commercial supply needs, or if any single-source supplier terminates the agreement in response to a breach by us, we would not be able to manufacture the bulk drug on a commercial scale until a qualified alternative supplier is identified, which could also delay the development of, and impair our ability to commercialize, our product candidates.

Although we believe that appropriate alternative sources of supply exist for each of our current product candidates, the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for alternative suppliers, which could have a material adverse effect on our business. New suppliers of any bulk drug would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such ingredients. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us. In addition, we may be required to pay potential fees and royalties to Lonza if we utilize other suppliers for bulk drug, given that we have utilized their proprietary production cell lines in our programs.

The failure of third-party manufacturers or suppliers to perform adequately or the termination of our arrangements with any of them may negatively and adversely affect our business.

Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our product development strategy.

An important element of our clinical development strategy for certain of our product candidates such as anti-Notch2/3 (OMP-59R5), anti-Notch1 (OMP-52M51) and anti-Fzd7 (OMP-18R5) is that we seek to identify patient subsets within a disease category who may derive selective and meaningful benefit from the product candidates we are developing. In collaboration with our partners, we plan to develop companion diagnostics for selected product candidates to help us to more accurately identify patients within a particular subset. Such companion diagnostics would be utilized during our clinical trials as well as in connection with the commercialization of our product candidates. Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and therefore require separate regulatory approval prior to commercialization. The clinical development of novel therapeutics with a companion diagnostic is complex from an operational and regulatory perspective because of the need for both the drug and the diagnostic to receive regulatory approval.

We will be dependent on identifying suitable third-party development partners, and on entering into appropriate agreements with such third parties, and on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our product candidates themselves, including issues with achieving regulatory approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. Failure to overcome these hurdles would have an adverse effect on our ability to derive revenues from sales of our diagnostic products. Any delay or failure by us or our future collaborators to develop or obtain regulatory approval of the companion diagnostics where required in connection with obtaining approval of our product candidates could delay or prevent approval of our product candidates. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

Even if our product candidates do obtain regulatory approval they may never achieve market acceptance or commercial success.

Even if we obtain FDA or other regulatory approvals, and are able to launch our product candidates commercially, our product candidates may not achieve market acceptance among physicians, patients and third-party payors and, ultimately, may not be commercially successful. Market acceptance of our product candidates for which we receive approval depends on a number of factors, including:

■	the efficacy and safety of the product candidates as demonstrated in clinical trials;

■	the clinical indications for which the product candidate is approved;

■	acceptance by physicians, operators of treatment facilities and parties responsible for reimbursement of the product as a safe and effective treatment;

■	the potential and demonstrable advantages of our product candidates, including the cost of treatment and benefits over alternative treatments;

■	the safety of product candidates seen in a broader patient group, including use outside the approved indications;

■	the cost of treatment in relation to alternative treatments;

■	the availability of adequate reimbursement and pricing by third-party payors and government authorities;

■	relative convenience and ease of administration;

■	the tolerance of the products by patients, including prevalence and severity of adverse side effects; and

■	the effectiveness of our sales and marketing efforts.

Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would adversely affect our financial results.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product candidate, our ability to market and derive revenue from the product candidates could be compromised.

In the event that any of our product candidates receive regulatory approval and we or others identify undesirable side effects caused by one of our products, any of the following adverse events could occur:

■	regulatory authorities may withdraw their approval of the product or seize the product;

■	we may be required to recall the product or change the way the product is administered to patients;

■	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

■	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

■	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

■	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

■	we could be sued and held liable for harm caused to patients;

■	the product may become less competitive; and

■	our reputation may suffer.

Any of the foregoing events could result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business.

We currently have no sales and marketing staff or distribution organization. If we are unable to develop a sales and marketing and distribution capability on our own or through our collaborations with GSK, Bayer or other potential marketing partners, we will not be successful in commercializing our future products.

We currently have no sales, marketing or distribution capabilities or experience. If our Notch or Wnt product candidates are approved for sale, we intend to rely on GSK and/or Bayer to market and distribute our products for which they have exercised an option under our agreements, but there is no guarantee that GSK or Bayer will elect to market and distribute our products or that either party will not elect to terminate our collaboration arrangement, which they have a right to do at any time under our agreements with them. Further, if GSK and/or Bayer do elect to exercise their options to obtain exclusive development and commercialization rights for product candidates, we are likely to have limited control over such activities. If GSK or Bayer do not exercise their respective remaining options, and we develop the product candidates under the GSK and Bayer agreements ourselves, or if we develop our unpartnered product candidates to the point of commercialization, we may need to enter into distribution or co-marketing arrangements with other third parties. If we need to rely on third parties for marketing and distributing our approved products, any revenue we receive will depend upon the efforts of third parties, which may not be successful and are only partially within our control and our product revenue may be lower than if we directly marketed or sold our products. If we are unable to enter into arrangements with third parties to sell, market and distribute product candidates for which we have received regulatory approval on acceptable terms or at all, we will need to market these products ourselves. This is likely to be expensive and logistically difficult, as it would require us to build our own sales force. We have no experience in this area, and if such efforts were necessary, we may not be able to successfully commercialize our future products. If we are not successful in commercializing our future products, either on our own or through collaborations with GSK, Bayer, or one or more third parties, or by co-promoting products with marketing partners, any future product revenue will be materially and adversely affected.

We may need to increase the size of our organization, and we may experience difficulties in managing growth.

As of March 31, 2012, we had 80 full-time employees. We may need to expand our managerial, operational, financial and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our business strategy requires that we:

■

manage our clinical trials effectively, including Phase Ib trials for demcizumab, and Phase I trials for anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), which are being conducted at multiple trial sites;

■	manage our internal development efforts effectively while carrying out our contractual obligations to licensors, contractors, collaborators, government agencies and other third parties;

■	continue to improve our operational, financial and management controls, reporting systems and procedures; and

■	identify, recruit, maintain, motivate and integrate additional employees.

If we are unable to expand our managerial, operational, financial and other resources to the extent required to manage our development and commercialization activities, our business will be materially adversely affected.

If we are not successful in discovering, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Although a substantial amount of our efforts will focus on the continued clinical testing and potential approval of our five most advanced product candidates, which are demcizumab, anti-Notch2/3 (OMP-59R5), anti-Fzd7 (OMP-18R5), Fzd8-Fc (OMP-54F28) and anti-Notch1 (OMP-52M51), a key element of our strategy is to discover, develop and potentially commercialize a portfolio of antibody-based products and other biologics useful in the treatment of cancer. We are seeking to do so through our internal research programs and intend to explore strategic partnerships for the development of new products. All of our other potential product candidates remain in the discovery and preclinical study stages. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

■	the research methodology used may not be successful in identifying potential product candidates;

■	competitors may develop alternatives that render our product candidates obsolete;

■

a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

■	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

■	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If we are unsuccessful in identifying and developing additional product candidates, our potential for growth may be impaired.

Key elements of our product discovery technologies, such as our human tumor xenograft models, antibody display technology and single cell analysis platform, are new approaches to the discovery and development of new product candidates and may not result in the discovery of any products of commercial value.

We have developed a suite of discovery technologies to enable generation and testing of novel product candidates. For example, we have created a bank of over 140 patient-derived human tumors that we routinely utilize in human tumor xenograft models to screen our product candidates for evidence of activity. We have also developed a mammalian display antibody technology that we use routinely to select antibody product candidates for in vivo testing. In addition, we have created a single-cell gene expression analysis platform that we are utilizing to identify genes that are critical to CSC self-renewal and differentiation. We cannot assure you that any of these technologies will yield product candidates of commercial value.

We face substantial competition and our competitors may discover, develop or commercialize products faster or more successfully than us.

The biotechnology and pharmaceutical industries are highly competitive, and we face significant competition from companies in the biotechnology, pharmaceutical and other related markets that are researching and marketing products designed to address solid tumors and hematologic malignancies. Established pharmaceutical and biotechnology companies that are known to be involved in oncology research and currently sell or are developing drugs in our markets of interest include Amgen, Astellas, AstraZeneca, Bayer, BMS, Celgene, Genentech (Roche),

GSK, Johnson & Johnson, Lilly, MerckSerono, Onyx, Pfizer, Regeneron, Sanofi, Teva and others. There are also biotechnology companies of various sizes that are developing therapies against CSCs, including Stemline Therapeutics, Inc. and Verastem, Inc., among others.

It is possible that our competitors will develop and market drugs or other treatments that are less expensive and more effective than our product candidates, or that will render our product candidates obsolete. It is also possible that our competitors will commercialize competing drugs or treatments before we or our partners can launch any products developed from our product candidates. If approved for marketing by the FDA or other regulatory agencies worldwide, demcizumab, or our other product candidates, would compete against existing cancer treatments such as Avastin®, Erbitux®, Yervoy™, chemotherapies and potentially against other novel drug candidates or treatments that are currently in development. Additionally, there are several additional monoclonal antibodies in development for cancer, such as an anti-DLL4 antibody in Phase I trials from Regeneron/Sanofi (REGN421, also known as SAR153192). In the Notch pathway, several companies, including Merck, Lilly, Pfizer and others, have attempted to advance small molecule gamma-secretase inhibitors, or GSIs, in clinical development. With respect to the Wnt pathway, we believe that there may be some early stage small molecules programs from other companies. See “Business—Competition.” We also anticipate that we will face increased competition in the future as new companies enter into our target markets and scientific developments surrounding the cancer stem cell field continue to develop.

Many of our competitors have materially greater name recognition and financial, manufacturing, marketing, research and drug development resources than we do. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

We may form additional strategic alliances in the future with respect to our independent programs, and we may not realize the benefits of such alliances.

We may form strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties with respect to our independent programs that we believe will complement or augment our existing business. For example, we may attempt to find a partner for licensing, development and/or commercialization of demcizumab, or our other unpartnered research and preclinical assets. We face significant competition in seeking appropriate strategic partners, and the negotiation process to secure appropriate terms is time-consuming and complex. Any delays in identifying suitable development partners and entering into agreements to develop our product candidates could also delay the commercialization of our product candidates, which may reduce their competitiveness even if they reach the market. Moreover, we may not be successful in our efforts to establish such a strategic partnership for any future product candidates and programs on terms that are acceptable to us, or at all. This may be because our product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, our research and development pipeline may be viewed as insufficient, and/or third parties may not view our product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile. Even if we are successful in entering into a strategic alliance or license arrangement, there is no guarantee that the collaboration will be successful, or that any future partner will commit sufficient resources to the development, regulatory approval, and commercialization effort for such products, or that such alliances will result in us achieving revenues that justify such transactions.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases, and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near- and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

■	exposure to unknown liabilities;

■	disruption of our business and diversion of our management’s time and attention in order to develop acquired products, product candidates or technologies;

■	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

■	higher-than-expected acquisition and integration costs;

■	write-downs of assets or goodwill or impairment charges;

■	increased amortization expenses;

■	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

■	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

■	inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are highly dependent on the services of our President and Chief Executive Officer, Paul J. Hastings, our Executive Vice President and Chief Scientific Officer, John Lewicki, Ph.D., our Senior Vice President and Chief Medical Officer, Jakob Dupont, M.D., and other key executives, and if we are not able to retain these members of our management or recruit additional management, clinical and scientific personnel, our business will suffer.

We may not be able to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco Bay area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are highly dependent on the principal members of our management and scientific staff. The loss of service of any of our management could harm our business. In addition, we are dependent on our continued ability to attract, retain and motivate highly qualified additional management, clinical and scientific personnel. The competition for qualified personnel in the pharmaceutical industry is intense. Due to our limited resources, we may not be able to effectively attract and recruit additional qualified personnel. If we are not able to retain our management, particularly our President and Chief Executive Officer, Mr. Hastings, our Executive Vice President and Chief Scientific Officer, Dr. Lewicki, and our Senior Vice President and Chief Medical Officer, Dr. Dupont, and to attract, on acceptable terms, additional qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow. Although we have executed employment agreements with each member of our current executive management team, including Mr. Hastings and Drs. Lewicki and Dupont, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. In addition to the competition for personnel, the San Francisco Bay area in particular is characterized by a high cost of living. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

In addition, we have scientific and clinical advisors who assist us in formulating our product development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of products that may compete with ours.

We may be subject to costly product liability claims related to our clinical trials and product candidates and, if we are unable to obtain adequate insurance or are required to pay for liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage, a material liability claim could adversely affect our financial condition.

Because we conduct clinical trials with human patients, we face the risk that the use of our product candidates may result in adverse side effects to patients in our clinical trials. We face even greater risks upon any commercialization of our product candidates. Although we have product liability insurance, which covers our clinical trials, for up to $10.0 million, our insurance may be insufficient to reimburse us for any expenses or losses we may suffer, and we will be required to increase our product liability insurance coverage for our advanced clinical trials that we plan to initiate. We do not know whether we will be able to continue to obtain product liability coverage and obtain expanded coverage if we require it, on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limits of, our insurance coverage. Where we have provided indemnities in favor of third parties under our agreements with them, there is also a risk that these third parties could incur liability and bring a claim under such indemnities. An individual may bring a product liability claim against us alleging that one of our product candidates or products causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

■	withdrawal of clinical trial volunteers, investigators, patients or trial sites;

■	the inability to commercialize our product candidates;

■	decreased demand for our product candidates;

■	regulatory investigations that could require costly recalls or product modifications;

■	loss of revenues;

■	substantial costs of litigation;

■	liabilities that substantially exceed our product liability insurance, which we would then be required to pay ourselves;

■	an increase in our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;

■	the diversion of management’s attention from our business; and

■	damage to our reputation and the reputation of our products.

Product liability claims may subject us to the foregoing and other risks, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which may be expensive and restrict how we do business.

Our third-party manufacturers’ activities and our own activities involve the controlled storage, use and disposal of hazardous materials, including the components of our pharmaceutical product candidates, test samples and reagents, biological materials and other hazardous compounds. We and our manufacturers are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and/or interrupt our business operations. In addition, if an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. If such unexpected costs are substantial, this could significantly harm our financial condition and results of operations.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material, particularly after we cease to be an “emerging growth company.” Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

However, for as long as we remain an “emerging growth company” as defined in the Jumpstart our Business Startups Act, or the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because the JOBS Act has only recently been enacted, it is not yet clear whether investors will accept the more limited disclosure requirements that we may be entitled to follow while we are an “emerging growth company.” If they do not, we may end up electing to comply with disclosure requirements as if we were not an “emerging growth company,” in which case we would incur the greater expenses associated with such disclosure requirements.

We will remain an “emerging growth company” for up to five years after the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenues of $1 billion or more during any fiscal year before that time, we would cease to be an “emerging growth company” as of the end of that fiscal year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, we may be subject to sanctions by regulatory authorities.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, beginning with our annual report for fiscal year 2013, provide a management report on the internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be evaluating our internal controls systems to allow management to report on, and eventually allow our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and eventual auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The aforementioned auditor attestation requirements will not apply to us until we are not an “emerging growth company.”

We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or The NASDAQ Stock Market LLC, or NASDAQ. Any such action could adversely affect our financial results or investors’ confidence in us and could cause our stock price to fall. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources and could materially adversely affect our stock price. Inferior internal controls could also cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial information, which could have a negative effect on our stock price.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in 2012 and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. We may be unable to use these losses to offset income before such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be further limited. We do not believe that we will experience an ownership change as a result of this initial public offering. However, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2011, we had federal and California net operating loss carryforwards of $88.6 million and $93.7 million, respectively, that could be limited if we experience an ownership change, which could have an adverse effect on our results of operations. These federal and California net operating loss carryforwards will expire commencing 2024 and 2014, respectively, if not utilized.

We may be adversely affected by the current global economic environment.

Our ability to attract and retain collaboration partners or customers, invest in and grow our business and meet our financial obligations depends on our operating and financial performance, which, in turn, is subject to numerous factors, including the prevailing economic conditions and financial, business and other factors beyond our control, such as the rate of unemployment, the number of uninsured persons in the United States and inflationary pressures. Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. We cannot anticipate all the ways in which the current global economic climate and global financial market conditions could adversely impact our business.

We are exposed to risks associated with reduced profitability and the potential financial instability of our collaboration partners or customers, many of which may be adversely affected by volatile conditions in the financial markets. For example, unemployment and underemployment, and the resultant loss of insurance, may decrease the demand for healthcare services and pharmaceuticals. If fewer patients are seeking medical care because they do not have insurance coverage, our collaboration partners or customers may experience reductions in revenues, profitability and/or cash flow that could lead them to reduce their support of our programs or financing activities. If collaboration partners or customers are not successful in generating sufficient revenue or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us. In addition, the volatility in the financial markets could cause significant fluctuations in the interest rate and currency markets. We currently do not hedge for these risks. The foregoing events, in turn, could adversely affect our financial condition and liquidity. In addition, if economic challenges in the United States result in widespread and prolonged unemployment, either regionally or on a national basis, prior to the effectiveness of certain provisions of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively known as the Affordable Care Act, a substantial number of people may become uninsured or underinsured. To the extent economic challenges result in fewer individuals pursuing or being able to afford our product candidates once commercialized, our business, results of operations, financial condition and cash flows could be adversely affected.

Business disruptions could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Our corporate headquarters is located in California and certain clinical sites for our product candidates, operations of our existing and future partners and suppliers are or will be located in California near major earthquake faults and fire zones. The ultimate impact on us, our significant partners, suppliers and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural or manmade disaster.

Risks Related to Intellectual Property

We or our collaborators may become subject to third parties’ claims alleging infringement of their patents and proprietary rights or seeking to invalidate our patents or proprietary rights, or we may need to become involved in lawsuits to protect or enforce our patents, which could be costly, time consuming, delay or prevent the development and commercialization of our product candidates, or put our patents and other proprietary rights at risk.

Litigation relating to infringement or misappropriation of patent and other intellectual property rights in the pharmaceutical and biotechnology industries is common. We or our collaborators may be subject to third-party claims in the future that would cause us to incur substantial expenses and which, if successful, could cause us to pay substantial damages, if we or our collaborators are found to be infringing a third party’s patent rights. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. Further, if a patent infringement suit is brought against us or our collaborators, our research, development, manufacturing or sales activities relating to the product or product candidate that is the subject of the suit may be delayed or terminated. As a result of patent infringement claims, or in order to avoid potential infringement claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party, which would be likely to include a requirement to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if a license can be obtained on acceptable terms, the rights may be nonexclusive, which would give our competitors access to the same intellectual property rights. If we are unable to enter into a license on acceptable terms, we or our collaborators could be prevented from commercializing one or more of our product candidates, or forced to modify such product candidates, or to cease some aspect of our business operations, which could harm our business significantly.

We are aware of U.S. and foreign issued patents and pending patent applications controlled by third parties that may relate to the areas in which we are developing product candidates. Because all issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries, issued patents held by others that claim our products or technology may limit our freedom to operate unless and until these patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction, if we do not obtain a license or other right to practice the claimed inventions. Pending patent applications controlled by third parties may result in additional issued patents claiming our products and technology. In addition, the publication of patent applications occurs with a certain delay after the date of filing, so we may not be aware of all relevant patent applications of third parties at a given point in time. Further, publication of discoveries in the scientific or patent literature often lags behind actual discoveries, so we may not be able to determine whether inventions claimed in patent applications of third parties have been made before or after the date on which inventions claimed in our patent applications and patents have been made. If third parties prepare and file patent applications in the United States that also claim technology or therapeutics claimed by our patent applications or patents, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office, or USPTO, to determine the priority of invention. An unfavorable outcome could require us to attempt to license rights from the prevailing party, or to cease using the related technology or developing or commercializing the related product candidate. We may also become involved in opposition proceedings in the European Patent Office regarding our intellectual property rights with respect to our product candidates and technology.

Competitors may infringe our patents, or misappropriate or violate our other intellectual property rights. To counter infringement or unauthorized use, we may find it necessary to file infringement or other claims to protect our intellectual property rights. In addition, in any infringement proceeding brought by us against a third party to enforce our rights, a court may decide that a patent of ours is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the basis that our patents do not cover the technology in question. An adverse result in any such litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could open us up to additional competition and have a material adverse effect on our business.

The cost to us of any patent litigation or other proceedings, such as interference proceedings, which are meant to determine who first invented any of the claims covered by the patent, even if resolved in our favor, could be substantial. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, there could be a substantial adverse effect on the price of our common stock. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also require significant time and attention of management and technical staff, which may materially and adversely impact our financial position and results of operations. Furthermore, because of the substantial amount of discovery required in connection with any intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Our proprietary rights may not adequately protect our technologies and product candidates. If we are unable to protect our product candidates and our intellectual property rights, it may materially and adversely affect our position in the market.

Our commercial success will depend on our ability to obtain patents and maintain adequate protection for our technologies, intellectual property and product candidates in the United States and other countries. As of March 31, 2012, our patent estate, including the patents and patent applications that we have exclusively licensed from the Regents of the University of Michigan, included approximately 29 issued patents or allowed patent applications and approximately 188 additional pending patent applications on a worldwide basis, which, as a whole, include claims relating to our current clinical stage product candidates. There is no guarantee that any of our patent applications will result in issued patents, or that any patents, if issued, will include claims that are sufficiently broad to cover our product candidates or products, or to provide meaningful protection from our competitors. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future products are covered by valid and enforceable patents or are effectively maintained as trade secrets within our organization. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely impact our position in the market.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technologies or from developing competing products and technologies. Moreover, the patent positions of numerous biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee you that:

■	we were the first to make the inventions covered by each of our issued patents and pending patent applications;

■	we were the first to file patent applications for these inventions;

■	others will not independently develop similar or alternative technologies or duplicate any of our technologies by inventing around our claims;

■	a third party will not challenge our proprietary rights, and if challenged that a court will hold that our patents are valid and enforceable;

■	any patents issued to us or our collaboration partners will cover our product as ultimately developed, or provide us with any competitive advantages, or will not be challenged by third parties;

■	we will develop additional proprietary technologies that are patentable; or

■	the patents of others will not have an adverse effect on our business.

In addition, there are numerous recent changes to the patent laws and proposed changes to the rules of the USPTO which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, on September 16, 2011, President Obama signed the Leahy-Smith America Invents Act which codifies several significant changes to the U.S. patent laws, including, among other things, changing from a “first to invent’ to a “first inventor to file” system, limiting where a patentee may file a patent suit, eventually eliminating interference proceedings while maintaining derivation actions, and creating a post-grant opposition process to challenge patents after they have issued. The effects of these changes are currently uncertain as the USPTO must still implement various regulations, and the courts have yet to address any of these provisions in the context of a dispute. Further, we have not assessed the applicability of the act and new regulations on the specific patents discussed herein. As another example, the U.S. Supreme Court issued a decision on March 20, 2012 in Mayo Collaborative Services, DBA Mayo Medical Laboratories, et al. v. Prometheus Laboratories, Inc., holding that several claims drawn to measuring drug metabolite levels from patient samples and correlating them to drug doses were not patentable subject matter. The decision appears to impact diagnostics patents that merely apply a law of nature via a series of routine steps, but the full impact of the decision is not yet known and it has created uncertainty around the ability to patent certain biomarker-related claims.

Restrictions on our patent rights relating to our product candidates may limit our ability to prevent third parties from competing against us.

Our success will depend, in part, on our ability to obtain and maintain patent protection for our product candidates, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others. Composition-of-matter patents on the biological or chemical active pharmaceutical ingredient are generally considered to be the strongest form of intellectual property protection for pharmaceutical products, as such patents provide protection without regard to any method of use. We have filed composition-of-matter patent applications for all of our product candidates. However, we cannot be certain that the claims in our patent applications to inventions covering our product candidates will be considered patentable by the USPTO and courts in the United States or by the patent offices and courts in foreign countries.

In addition to composition-of-matter patents and patent applications, we also have filed method-of-use patent applications. This type of patent protects the use of the product only for the specified method. However, this type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if these competitors do not actively promote their product for our targeted indication, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Patent applications in the United States and most other countries are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, we cannot be certain that we and the inventors of the issued patents and applications that we may in-license were the first to conceive of the inventions covered by such patents and pending patent applications or that we and those inventors were the first to file patent applications covering such inventions. Also, we have a number of issued patents and numerous patent applications pending before the USPTO and foreign patent offices and the patent protection may lapse before we manage to obtain commercial value from them, which might result in increased competition and materially affect our position in the market.

If we are unable to obtain a commercial license agreement for the manufacture of our product candidates, our efforts to develop and commercialize our product candidates may be delayed and the company materially harmed.

We have an existing research license from Lonza to use certain technology and know-how in the production of our biologic product candidates and are currently in negotiations with Lonza to obtain a commercial license to the use of such technology and know-how in the production of demcizumab and our other product candidates for clinical trials and commercialization, but we have not yet executed a commercial license agreement with Lonza. We expect to be able to finalize a commercial license agreement with Lonza for our product candidates in due course. However, we can provide no assurances as to when such an agreement will be executed or if it will be executed at all. If we, or our collaborators, are not able to secure a commercial license from Lonza, or not able to obtain a commercial license on acceptable terms, we may be required to change the manufacturing process for our product candidates. A change to the manufacturing process for demcizumab, anti-Notch2/3 (OMP-59R5), anti-Fzd7 (OMP-18R5) or any of our other product candidates would cause us to incur significant costs and to devote significant efforts to implement such a change. Additionally, the development and commercialization of our product candidates by us or our collaborators may be delayed as a result, which would materially and adversely affect our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our product candidates and technologies throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our future products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to intellectual property license agreements with third parties, including with respect to demcizumab, anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that our future license agreements will impose, various diligence, milestone payment, royalty, insurance, indemnification and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to terminate these agreements, in which event we, or our collaborators, might not be able to develop and market any product candidate that is covered by these agreements. Termination of these licenses or reduction or elimination of our licensed rights may result in our having to negotiate new or reinstated licenses with less favorable terms, or in the inability to obtain access to the licensed technology at all. The occurrence of such events could materially harm our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees were previously employed at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing our product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position.

We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to assign their inventions to us. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States, including in foreign jurisdictions, are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Government Regulation

The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.

The development, research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug and biologic products are subject to extensive and evolving regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and foreign regulatory authorities. which regulations differ from country to country. Neither we nor our collaboration partners are permitted to market our product candidates in the United States until we receive regulatory approval from the FDA. Our product candidates are subject to regulation as biologics, and we will require approval of a BLA from the FDA before we may market our product candidates. Neither we nor our collaboration partners have submitted an application for or received marketing approval for any of our product candidates. Obtaining approval of a BLA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including:

■	warning letters;

■	civil and criminal penalties;

■	injunctions;

■	withdrawal of approved products;

■	product seizure or detention;

■	product recalls;

■	total or partial suspension of production; and

■	refusal to approve pending BLAs or supplements to approved BLAs.

Prior to receiving approval to commercialize any of our product candidates in the United States or abroad, we and our collaboration partners must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities abroad, that such product candidates are safe and effective for their intended uses. Preclinical testing and clinical trials are long, expensive and uncertain processes. We may spend several years completing our testing for any particular product candidate, and failure can occur at any stage. Negative or inconclusive results or adverse medical events during a clinical trial could also cause the FDA or us to terminate a clinical trial or require that we repeat it or conduct additional clinical trials. Additionally, data obtained from preclinical studies and clinical trials can be interpreted in different ways and the FDA or other regulatory authorities may interpret the results of our studies and trials less favorably than we do. Even if we and our collaboration partners believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering any of our product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials of our product candidates and result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications.

Regulatory approval of our product candidates is not guaranteed, and the approval process is expensive and may take several years. The FDA and foreign regulatory entities also have substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate. The FDA can delay, limit or deny approval of a product candidate for many reasons, including, but not limited to, the following:

■	a product candidate may not be deemed safe or effective;

■	FDA officials may not find the data from preclinical studies and clinical trials sufficient;

■	the FDA might not approve our or our third-party manufacturer’s processes or facilities; or

■	the FDA may change its approval policies or adopt new regulations.

If any of our product candidates fails to demonstrate safety and efficacy in clinical trials or does not gain regulatory approval, our business and results of operations will be materially and adversely harmed.

Even if we or our collaboration partners receive regulatory approval for a product candidate, we and our collaboration partners will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Once regulatory approval has been granted, the approved product and its manufacturer are subject to continual review by the FDA and/or non-U.S. regulatory authorities. Any regulatory approval that we or our collaboration partners receive for our product candidates may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the product. In addition, if the FDA and/or non-U.S. regulatory authorities approve any of our product candidates, we will be subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. Manufacturers of our products are required to comply with cGMP regulations, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. If we, a collaboration partner or a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the collaboration partner, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with regulatory requirements of the FDA and/or other non-U.S. regulatory authorities, we could be subject to administrative or judicially imposed sanctions, including:

■	warning letters;

■	civil or criminal penalties;

■	injunctions;

■	suspension of or withdrawal of regulatory approval;

■	suspension of any ongoing clinical trials;

■	voluntary or mandatory product recalls and publicity requirements;

■	refusal to approve pending applications for marketing approval of new products or supplements to approved applications filed by us;

■	restrictions on operations, including costly new manufacturing requirements; or

■	seizure or detention of our products or import bans.

The regulatory requirements and policies may change and additional government regulations may be enacted for which we may also be required to comply. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other countries. If we or our collaboration partners are not able to maintain regulatory compliance, we or our collaboration partners, as applicable, will not be permitted to market our future products and our business will suffer.

The availability of adequate third-party coverage and reimbursement for newly approved products is uncertain, and failure to obtain adequate coverage and reimbursement from third-party payors could impede our ability to market any future products we may develop and could limit our ability to generate revenue.

There is significant uncertainty related to the third-party payor coverage and reimbursement of newly approved medical products. The commercial success of our future products in both domestic and international markets depends on whether such third-party coverage and reimbursement is available for our future products. Governmental payors, including Medicare and Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to manage their healthcare expenditures by limiting both coverage and the level of reimbursement of new drugs and biologics and, as a result, they may not cover or provide adequate reimbursement for our future products. These payors may not view our future products as cost-effective, and coverage and reimbursement may not be available to our customers or may not be sufficient to allow our future products to be marketed on a competitive basis. Third-party payors are exerting increasing influence on decisions regarding the use of, and coverage and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit or delay coverage and reimbursement for newly approved healthcare products. In particular, third-party payors may limit the covered indications. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues. If we decrease the prices for our product candidates because of competitive pressures or if governmental and other third-party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our product candidates internationally.

We may seek a distribution and marketing partner for demcizumab or our other unpartnered programs outside North America and may market future products in international markets. In order to market our product candidates in the European Economic Area, or EEA (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), and many other foreign jurisdictions, we or our collaboration partners must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

■

The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

■

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

We have had limited interactions with foreign regulatory authorities, and the approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We or our collaboration partners may not obtain foreign regulatory approvals on a timely basis, if at all. We or our collaboration partners may not be able to file for regulatory approvals and even if we or our collaboration partners file, we may not receive necessary approvals to commercialize our product candidates in any market.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future revenues and profitability and the future revenues and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that results in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, in March 2010, the President signed one of the most significant healthcare reform measures in decades, the Affordable Care Act. It contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The Affordable Care Act, among other things:

■	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs”;

■	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

■	requires collection of rebates for drugs paid by Medicaid managed care organizations;

■

requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and

■	mandates a further shift in the burden of Medicaid payments to the states.

A number of states have challenged the constitutionality of certain provisions of the Affordable Care Act, and many of these challenges are still pending final adjudication in several jurisdictions as well as the United States Supreme Court. Congress has also proposed a number of legislative initiatives, including possible repeal of the Affordable Care Act. At this time, it remains unclear whether there will be any changes made to the Affordable Care Act, whether to certain provisions or its entirety. We cannot assure you that the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. More recently, on September 19, 2011, President Obama presented his Plan for Economic Growth and Deficit Reduction to the Joint Select Committee, which includes $248 billion in Medicare savings over ten years ($240 billion of which comes from reducing and collecting Medicare payments incorrectly paid) and $73 billion in savings in Medicaid and other health programs. Beginning in 2017, the President’s proposal also shifts more of the Medicare costs to newly enrolled beneficiaries, including an increase in patient deductibles under Medicare Part B for certain beneficiaries, and increases Part B and Part D premiums for higher-income beneficiaries.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

■	our ability to set a price we believe is fair for our products;

■	our ability to generate revenues and achieve or maintain profitability; and

■	the availability of capital.

In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials and the drug approval process. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought. In, addition, because of the serious public health risks of high profile adverse safety events with certain products, the FDA may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

Our therapeutic product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the Affordable Care Act, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on their similarity to existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The new law is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that the U.S. Congress could amend the BPCIA to significantly shorten this exclusivity period, which has been proposed by President Obama, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In addition, foreign regulatory authorities may also provide for exclusivity periods for approved biological products. For example, biological products in Europe may be eligible for a 10-year period of exclusivity. However, biosimilar products have been approved under a sub-pathway of the centralized procedure since 2006. The pathway allows sponsors of a biosimilar product to seek and obtain regulatory approval based in part on the clinical trial data of an originator product to which the biosimilar product has been demonstrated to be “similar.” In many cases, this allows biosimilar products to be brought to market without conducting the full suite of clinical trials typically required of originators. It is unclear whether we would face competition to our products in European markets sooner than anticipated.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

■

the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

■

the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and billing advice to customers;

■	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

■

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

■

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The recently enacted Affordable Care Act, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Risks Related to Our Common Stock and This Offering

The price of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

■	ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;

■

results from, or any delays in, clinical trial programs relating to our product candidates, including the ongoing and planned clinical trials for demcizumab (OMP-21M18), anti-Notch2/3 (OMP-59R5), anti-Fzd7 (OMP-18R5) and other product candidates;

■	any need to suspend or discontinue clinical trials due to side effects or other safety risks, or any need to conduct studies on the long-term effects associated with the use of our product candidates;

■

announcements relating to future collaborations or our existing collaborations with GSK and/or Bayer, including decisions regarding the exercise by GSK or Bayer of their options or any termination by them of any development program under their partnerships with us;

■	manufacturing issues related to our product candidates for clinical trials or future products for commercialization;

■	commercial success and market acceptance of our product candidates following regulatory approval;

■	undesirable side effects caused by product candidates after they have entered the market;

■	ability to discover, develop and commercialize additional product candidates;

■	success of our competitors in discovering, developing or commercializing products;

■	strategic transactions undertaken by us;

■	additions or departures of key personnel;

■	product liability claims related to our clinical trials or product candidates;

■	prevailing economic conditions;

■	business disruptions caused by external factors, such as natural disasters and other crises;

■	disputes concerning our intellectual property or other proprietary rights;

■	FDA or other U.S. or foreign regulatory actions affecting us or our industry;

■	healthcare reform measures in the United States;

■	sales of our common stock by our officers, directors or significant stockholders;

■	future sales or issuances of equity or debt securities by us;

■	fluctuations in our quarterly operating results; and

■	the issuance of new or changed securities analysts’ reports or recommendations regarding us.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that have been often unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

After this offering, our officers and directors, together with holders of 5% or more of our outstanding common stock and their respective affiliates, will beneficially own approximately             % of our common stock (assuming no exercise of the underwriters’ overallotment option). Accordingly, these stockholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Future sales of our common stock or securities convertible or exchangeable for our common stock may depress our stock price.

If our existing stockholders or holders of our options or warrants sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. The perception in the market that these sales may occur could also cause the trading price of our common stock to decline. Based on 126,537,983 shares of common stock outstanding as of March 31, 2012, upon the completion of this offering at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, we will have outstanding a total of                  shares of common stock, assuming no exercise of the underwriters’ overallotment option. Of these shares, only the shares of common stock sold by us in this offering, plus any shares sold upon exercise of the underwriters’ overallotment option, will be freely tradable without restriction, unless held by our affiliates, in the public market immediately following this offering. The underwriters may, however, in their sole discretion, permit our officers, directors and other stockholders and the holders of our outstanding options and warrants who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (subject to extension upon the occurrence of specified events). After the lock-up agreements expire, up to an additional                  shares of common stock will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, with respect to shares held by directors, executive officers and other affiliates. In addition,                  shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act and, in any event, we plan to file a registration statement permitting shares of common stock issued on exercise of options to be freely sold in the public market. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Certain holders of shares of our common stock, warrants to purchase our capital stock and the shares of common stock issuable upon exercise of those warrants will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. In addition, after the lock-up agreements described above expire, our directors may and we expect that our executive officers will establish programmed selling plans under Rule 10b5-1 of the Exchange Act, for the purpose of effecting sales of our common stock. Any sales of securities by these stockholders, or the perception that those sales may occur, including the entry into such programmed selling plans, could have a material adverse effect on the trading price of our common stock.

If there is no viable public market for our common stock, you may not be able to sell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined through negotiations between us and the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations were prevailing market conditions, certain of our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. See “Underwriting” for additional information.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, you will incur immediate and substantial dilution of $             per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, purchasers of common stock in this offering will have contributed approximately             % of the aggregate purchase price paid by all purchasers of our stock but will own only approximately             % of our common stock outstanding after this offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

We issued warrants and options in the past to acquire common stock at prices significantly below the initial offering price. As of March 31, 2012, there were 272,813 shares of convertible preferred stock subject to outstanding warrants with a weighted average exercise price of $1.37 per share (such warrants will be converted into warrants for 272,813 shares of common stock with a weighted average exercise price of $1.37 as a result of this offering) and 13,673,801 shares of common stock subject to outstanding options with a weighted average exercise price of $0.56 per share. To the extent that these outstanding warrants and options are ultimately exercised, you will incur further dilution, and our stock price may decline.

Future sales and issuances of equity and debt securities could result in additional dilution to our stockholders and could place restrictions on our operations and assets, and such securities could have rights, preferences and privileges senior to those of our common stock.

We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may from time to time issue additional shares of common stock at a discount from the then-current trading price of our common stock. As a result, our common stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. Whether or not we issue additional shares of common stock at a discount, any issuance of common stock will, and any issuance of other equity securities or of options, warrants or other rights to purchase common stock may, result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline. New investors could also gain rights, preference and privileges senior to those of holders of our common stock, which could cause the price of our common stock to decline. Debt securities may also contain covenants that restrict our operational flexibility or impose liens or other restrictions on our assets, which could also cause the price of our common stock to decline.

Pursuant to our equity incentive plans, we are authorized to grant equity-based incentive awards to our employees, directors and consultants. The number of shares of our common stock available for future grant under our 2012 Equity Incentive Award Plan, or the 2012 Plan, which will become effective immediately prior to the completion of this offering, is             plus the number of shares of our common stock reserved for issuance under our Stock Incentive Plan, or the 2004 Plan, as of the effective date of the 2012 Plan. As of March 31, 2012, there were 1,873,525 shares of our common stock reserved for future issuance under our 2004 Plan. Thereafter, the number of shares of our common stock reserved for issuance under our 2012 Plan will be increased (i) from time to time by the number of shares of our common stock forfeited upon the expiration, cancellation, forfeiture, cash settlement or other termination of awards under our 2004 Plan following the effective date of the 2012 Plan, and (ii) at the discretion of our board of directors, on the date of each annual meeting of our stockholders, by up to the lesser of (x) a number of additional shares of our common stock representing             % of our then-outstanding shares of common stock on such date and (y)             shares of our common stock. Future option grants and issuances of common stock under our 2012 Plan may have an adverse effect on the market price of our common stock.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

■	variations in the level of expenses related to our product candidates or future development programs;

■	if any of our product candidates receives regulatory approval, the level of underlying demand for these product candidates and wholesalers’ buying patterns;

■	addition or termination of clinical trials or funding support;

■

our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements or existing such arrangements, such as our collaboration agreements with GSK and Bayer;

■	any intellectual property infringement lawsuit or opposition, interference, or cancellation proceeding in which we may become involved; and

■	regulatory developments affecting our product candidates or those of our competitors.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

Our management will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, you may not agree with how we allocate or spend the proceeds from this offering. We may pursue collaborations or clinical trials that do not result in an increase in the market value of our common shares and that may increase our losses. Our failure to allocate and spend the net proceeds from this offering effectively would have a material adverse effect on our financial condition and business. Until the net proceeds are used, they may be placed in investments that do not produce significant investment returns or that may lose value.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

■	a classified board of directors so that not all directors are elected at one time;

■	a prohibition on stockholder action through written consent;

■

a requirement that special meetings of stockholders be called only by the board of directors, the chairman of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president;

■	an advance notice requirement for stockholder proposals and nominations;

■	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and

■

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

Provisions in our charter and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

Our employment agreements with our officers may require us to pay severance benefits to any of those persons who are terminated in connection with a change of control of us, which could harm our financial condition or results.

Our officers are parties to employment agreements providing for aggregate cash payments of up to approximately $4.2 million for severance and other benefits and acceleration of vesting of stock options with a value of approximately $1.8 million (as of March 31, 2012) in the event of a termination of employment in connection with a change of control of us. The accelerated vesting of options could result in dilution to our existing stockholders and harm the market price of our common stock. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with us.

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future; therefore capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, the terms of any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, research and development and related expenses and accounting for stock-based compensation, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this filing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

■	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

■	our ability to advance product candidates into, and successfully complete, clinical trials;

■	our collaborators’ exercise of their license options;

■	the commercialization of our product candidates;

■	the implementation of our business model, strategic plans for our business, product candidates and technology;

■	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

■	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

■	the timing or likelihood of regulatory filings and approvals;

■	our ability to maintain and establish collaborations or obtain additional government grant funding;

■	our use of proceeds from this offering;

■	our financial performance; and

■	developments relating to our competitors and our industry.

These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus.

Any forward-looking statement in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, industry and future growth. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for certain drugs, including data regarding the estimated size of those markets, their projected growth rates and the incidence of certain medical conditions. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of             shares of common stock in this offering will be approximately $             million at an assumed initial public offering price of $             per share, the midpoint of the estimated range shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate that the net proceeds will be approximately $             million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $             would increase or decrease, respectively, our net proceeds by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use our net proceeds from this offering as follows:

■	approximately $20.0 to $25.0 million for clinical expenditures to advance demcizumab (OMP-21M18) through Phase II clinical trials;

■	approximately $20.0 to $30.0 million for clinical and manufacturing expenditures to advance an antibody targeting the RSPO/LGR pathway through Phase II clinical trials;

■	approximately $20.0 to $30.0 million for clinical and manufacturing expenditures to advance a bispecific antibody through Phase II clinical trials;

■	approximately $10.0 million to fund our research and drug discovery activities related to additional product candidates; and

■	any remaining proceeds for working capital and general corporate expenditures.

However, due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. Additionally, we may use a portion of the proceeds for our collaborations with GSK and Bayer, although we currently plan to use our current cash, cash equivalents and short-term investment balances, along with future program payments from GSK and Bayer, to progress those collaborations. Our management will have sole and broad discretion over the use of the net proceeds from this offering, as well as future cash payments received (if any) from our collaborations with GSK and Bayer. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions and the amount of cash, if any, generated by our collaboration agreements.

Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds in short-term, interest-bearing investment-grade securities or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2012:

■	on an actual basis;

■

on a pro forma basis to reflect (1) conversion of all outstanding shares of our convertible preferred stock into an aggregate of 120,727,871 shares of Class A common stock immediately prior to the completion of this offering; (2) the conversion of all outstanding shares of Class B common stock into an aggregate of 44,440 shares of Class A common stock immediately prior to the completion of this offering; and (3) the reclassification to additional paid-in capital of our convertible preferred stock warrant liability in connection with the conversion of our outstanding convertible preferred stock warrants into common stock warrants; and

■

on a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions, and estimated offering expenses payable by us.

You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF MARCH 31, 2012
(In thousands, except share and per share data)	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED (1)
	(Unaudited)
Cash, cash equivalent and short-term investments	$84,187	$	$

Notes payable	$258	$	$
Convertible preferred stock warrant liability	190
Convertible preferred stock, par value $0.001 per share: 126,344,544 shares authorized, 120,727,871 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	182,773
Stockholders’ equity (deficit):
Class A common stock, $0.001 par value per share: 142,675,102 shares authorized, 5,765,672 shares issued and outstanding, actual; shares authorized, 126,537,983 shares issued and outstanding, pro forma and pro forma as adjusted (2)	6
Convertible Class B common stock, par value $0.001 per share: 44,440 shares authorized, 44,440 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	3,354
Accumulated other comprehensive income	6
Accumulated deficit	(136,646)

Total stockholders’ (deficit) equity	(133,280)

Total capitalization	$49,941	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholder’s (deficit) equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and commissions, and estimated offering expenses payable by us.

(2)

Upon the conversion of the Class B common stock into Class A common stock, which will occur immediately prior to the completion of this offering, all shares of Class A common stock will be redesignated as “common stock” and there will thereby cease to be any specially designated class of common stock.

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above excludes the following shares as of March 31, 2012:

■	13,673,801 shares of common stock issuable upon exercise of stock options outstanding under our 2004 Stock Incentive Plan, at a weighted average exercise price of $0.56 per share;

■	29,401 shares of common stock outstanding subject to vesting;

■	1,873,525 shares of common stock reserved for issuance pursuant to future awards under our 2004 Stock Incentive Plan;

■	shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Award Plan;

■	shares of common stock reserved for issuance pursuant to future awards under our Employee Stock Purchase Plan; and

■

272,813 shares of common stock issuable upon the exercise of warrants outstanding to purchase convertible preferred stock, assuming the conversion to common stock immediately prior to the completion of this offering, at a weighted average exercise price of $1.37 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of March 31, 2012 was $             million, or $             per share. Our pro forma net tangible book value as of March 31, 2012 was $             million, or $             per share, based on the total number of shares of our common stock outstanding as of March 31, 2012, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of March 31, 2012 into an aggregate of 120,727,871 shares of common stock immediately prior to the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2012 would have been $            , or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2012 assuming the conversion of the convertible preferred stock into common stock	$
Pro forma net tangible book value per share as of March 31, 2012	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $             million, or $             per share, and the pro forma dilution per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us. If the underwriters’ overallotment option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2012, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock assuming the conversion occurs immediately prior to the completion of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and preferred stock, cash received from the exercise of stock options and warrants and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%			%	$
New investors

Totals

The foregoing calculations exclude the following shares as of March 31, 2012:

■	13,673,801 shares of common stock issuable upon exercise of stock options outstanding under our 2004 Stock Incentive Plan, at a weighted average exercise price of $0.56 per share;

■	29,401 shares of common stock outstanding subject to vesting;

■	1,873,525 shares of common stock reserved for issuance pursuant to future awards under our 2004 Stock Incentive Plan;

■	shares of common stock reserved for issuance pursuant to future awards under our 2012 Equity Incentive Award Plan;

■	shares of common stock reserved for issuance pursuant to future awards under our Employee Stock Purchase Plan; and

■

272,813 shares of common stock issuable upon the exercise of warrants outstanding to purchase convertible preferred stock, assuming the conversion to common stock immediately prior to the completion of this offering, at a weighted average exercise price of $1.37 per share.

If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own             % and our new investors would own             % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be approximately $             million, or             %, and the total consideration paid by our new investors would be $             million, or             %.

SELECTED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 are derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2007 and 2008 and the selected balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited financial statements which are not included in this prospectus.

The selected statement of operations data for the three months ended March 31, 2011 and 2012 and the selected balance sheet data as of March 31, 2012 have been derived from our unaudited condensed financial statements included elsewhere in this prospectus. The unaudited interim financial information has been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2012 and the results of operations for the three months ended March 31, 2011 and 2012.

Our historical results are not necessarily indicative of the results that may be expected in the future and interim results are not necessarily indicative of results to be expected for the full year. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

(In thousands, except share and per share data)	YEAR ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
Statement of Operations Data:
Revenue:
Collaboration revenue— related party	$299	$13,363	$14,363	$13,363	$3,365	$1,091	$493
Collaboration revenue	—	—	—	4,355	28,000	2,000	2,000
Grant revenue	—	—	—	—	44	—	22

Total revenue	299	13,363	14,363	17,718	31,409	3,091	2,515
Operating expenses:
Research and development (1)	19,648	30,330	30,889	39,703	40,058	8,396	11,326
General and administrative (1)	4,151	4,814	4,621	6,552	6,591	1,868	1,762

Total operating expenses	23,799	35,144	35,510	46,255	46,649	10,264	13,088

Loss from operations	(23,500)	(21,781)	(21,147)	(28,537)	(15,240)	(7,173)	(10,573)
Interest and other income, net	1,689	1,506	288	1,640	244	64	52
Interest expense	(161)	(216)	(201)	(118)	(38)	(17)	(5)

Net loss	$(21,972)	$(20,491)	$(21,060)	$(27,015)	$(15,034)	$(7,126)	$(10,526)

Net loss per common share, basic and diluted (2)	$(11.72)	$(6.49)	$(4.92)	$(5.35)	$(2.70)	$(1.32)	$(1.82)

Shares used to compute net loss per common share, basic and diluted (2)	1,874,409	3,159,445	4,280,409	5,054,082	5,565,300	5,419,110	5,775,053

Pro forma net loss per common share, basic and diluted (2) (3)					$(0.12)		$(0.08)

Shares used to compute pro forma net loss per common share, basic and diluted (2)(3)					126,293,171		126,502,924

(1)	Included in the statement of operations data above are the following non-cash stock-based compensation expenses (in thousands):

	YEAR ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31,
	2007	2008	2009	2010	2011	2011	2012
						(Unaudited)
Research and development	$137	$152	$372	$453	$499	$120	$122
General and administrative	116	125	302	396	347	96	80

Total stock-based compensation	$253	$277	$674	$849	$846	$216	$202

(2)

See Notes 2 and 16 to our audited financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per common share and pro forma net loss per common share.

(3)

We have presented pro forma net loss per common share information for the year ended December 31, 2011 and the three months ended March 31, 2012 to reflect (1) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 120,727,871 shares of common stock and (2) the reclassification to additional paid-in capital of our convertible preferred stock warrant liability in connection with the conversion of our outstanding convertible preferred stock warrants into common stock warrants.

	AS OF DECEMBER 31,					AS OF MARCH 31, 2012
(In thousands)	2007	2008	2009	2010	2011
						(Unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$57,066	$135,931	$111,797	$114,400	$100,410	$84,187
Working capital	47,930	125,504	106,855	103,753	82,096	68,883
Total assets	66,301	144,822	124,430	129,894	107,205	91,676
Notes payable	2,118	2,140	1,773	1,048	346	258
Convertible preferred stock warrant liability	211	229	240	210	199	190
Convertible preferred stock	74,088	176,773	182,773	182,773	182,773	182,773
Accumulated deficit	(42,519)	(63,026)	(84,071)	(111,086)	(126,120)	(136,646)
Total stockholders’ deficit	(42,199)	(62,618)	(82,754)	(108,839)	(122,934)	(133,280)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

OncoMed is a clinical development-stage biopharmaceutical company focused on discovering and developing first-in-class monoclonal antibody therapeutics targeting cancer stem cells, or CSCs. Our approach has been to target CSCs, also known as tumor-initiating cells. Common cancer drugs target bulk tumor cells but have limited impact on CSCs, thereby providing a path for recurrence of the tumor. We utilize our proprietary technologies to identify and validate multiple potential targets critical to CSC self-renewal and differentiation. These targets are in pathways implicated in cancer biology and stem cell biology, including the Notch, Wnt and other fundamental CSC pathways. We believe our product candidates are quite distinct from current generations of chemotherapies and targeted therapies, and have the potential to significantly impact cancer treatment and the clinical outcome of patients with cancer. All of our product candidates were discovered internally in our own research laboratories.

We have three anti-CSC product candidates in clinical development. We have also filed an Investigational New Drug, or IND, application that was accepted in May 2012 for a fourth product candidate, which is expected to enter the clinic in June or July 2012. We expect to file an IND application for a fifth product candidate in 2012. Additionally, two other antibodies are in preclinical development with IND filings projected for 2013. The first candidate, demcizumab, has completed single-agent Phase Ia safety and dose escalation trials and is currently in Phase Ib combination therapy trials in patients with non-small cell lung cancer and pancreatic cancer. The second and third candidates, anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), are in single-agent Phase I safety and dose escalation trials. The clinical trials for all three product candidates are ongoing, with the intent of gathering additional data required to proceed to later stage clinical trials and product approval.

In December 2007, we entered into a strategic alliance with SmithKline Beecham Corporation (now GlaxoSmithKline LLC), or GSK, to develop anti-CSC antibody therapeutics targeting the Notch signaling pathway. Upon signing, we received $35.0 million in cash, comprised of $17.5 million in an upfront payment and $17.5 million in the form of an equity investment. We achieved $10.0 million and $9.0 million in development milestone payments from GSK during the years ended December 31, 2009 and 2010, respectively, which were recognized in the period the associated milestones were achieved.

In July 2011, we amended the terms of our development agreement with GSK, and the collaboration is now focused entirely on the development of two product candidates, anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). Under this collaboration, GSK may exercise an option during defined time periods through completion of Phase II proof-of-concept trials to obtain an exclusive license to develop and commercialize such product candidates. We lead research and development efforts for these product candidates prior to GSK’s exercise of its option with respect to such candidates. We are eligible to receive from GSK, (1) with respect to OMP-59R5, aggregate payments of up to $344.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales, and (2) with respect to OMP-52M51, aggregate payments of up to $349.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales. If GSK elects not to exercise its options for OMP-59R5 and/or OMP-52M51 during the relevant option periods, or if GSK terminates those programs, we will have worldwide rights to such program(s), subject to, under certain circumstances, GSK’s right of first negotiation to obtain an exclusive license to develop and commercialize OMP-52M51. See “Business—Collaboration and License Agreements—Strategic Alliance with GSK” for additional details regarding our collaboration with GSK.

In June 2010, we entered into a strategic alliance with Bayer Pharma AG (formerly Bayer Schering Pharma AG), or Bayer, to discover, develop and commercialize novel anti-CSC biologic and small molecule therapeutics targeting the Wnt signaling pathway. We received a $40.0 million upfront cash payment when we entered into this alliance.

Under this collaboration, Bayer may exercise its option to obtain an exclusive license to develop and commercialize certain biologic therapeutics at any point up to the completion of Phase I trials. We and Bayer also agreed to jointly conduct research to discover potential new small molecule therapeutics targeting the Wnt pathway. Under our collaboration, we lead the discovery and development of biologic therapeutic products prior to Bayer’s exercise of its option, and Bayer leads discovery, development, and upon advancement of the small molecule therapeutics, commercialization of the small molecule therapeutics. We are eligible to receive option fees and research, development, regulatory and commercial milestone payments of up to $387.5 million per program for each biologic therapeutic product successfully developed, in addition to royalties on net product sales. Percentage royalties for certain biologic product candidates are in the low double digits to high teens. For certain other biologic product candidates, percentage royalties are in the mid-single digits to low double digits. Bayer is obligated to make payments to us upon achievement of research, development, regulatory and commercial milestones, plus advancement fees, for small molecule therapeutics that could total up to $112.0 million per program, in addition to single-digit percentage royalties on net product sales. If Bayer elects not to exercise its options for any class of biologic therapeutic products under the collaboration during the relevant option periods, or if Bayer terminates such program(s), we will have worldwide rights to such program(s). We achieved a $20.0 million development milestone under the Bayer arrangement during the year ended December 31, 2011 that was recognized in the period the milestone was achieved. See “Business—Collaboration and License Agreements—Strategic Alliance with Bayer” for additional details regarding our collaboration with Bayer.

Since commencing our operations in 2004, our efforts have been focused on research, development and the advancement of our product candidates into clinical trials. As a result we have incurred significant losses. We have funded our operations primarily through the sale of convertible preferred stock and common stock and with revenue from our collaboration arrangements. As of December 31, 2011 and March 31, 2012, we had an accumulated deficit of $126.1 million and $136.6 million, respectively. We expect to continue to incur net losses as we develop our product candidates, expand clinical trials for our product candidates currently in clinical development, expand our research and development activities for the product candidates that are currently unpartnered and seek regulatory approvals. Significant capital is required for the research and development of a product candidate and many expenses are incurred before revenues are received. We are unable to predict the extent of any future losses or when we will become profitable, if at all.

Financial Operations Overview

Revenue

We have not generated any revenue from product sales. Our revenue to date has been primarily derived from upfront payments and development milestones received from GSK and Bayer. We recognize revenue from upfront payments ratably over the term of our estimated period of performance under the agreements. In addition to receiving upfront payments, we may also be entitled to milestone and other contingent payments upon achieving predefined objectives. Such payments are recorded as revenue when we achieve the underlying milestone if there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved.

The following table summarizes our revenue for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012.

	YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED MARCH 31,
(In thousands)	2009	2010	2011	2011	2012
				(Unaudited)
GSK:
Recognition of upfront payment	$4,363	$4,363	$3,157	$1,091	$368
Recognition of contract study	—	—	208	—	125
Milestone revenue	10,000	9,000	—	—	—

GSK total	14,363	13,363	3,365	1,091	493
Bayer:
Recognition of upfront payment	—	4,355	8,000	2,000	2,000
Milestone revenue	—	—	20,000	—	—

Bayer total	—	4,355	28,000	2,000	2,000
Grant revenue	—	—	44	—	22

Total revenue	$14,363	$17,718	$31,409	$3,091	$2,515

We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of milestones and other payments from our collaborations with GSK and Bayer and any new government grants that we may receive in the future.

Research and Development

Research and development expenses represent costs incurred to conduct research such as the discovery and development of clinical candidates for GSK and Bayer as well as discovery and development of our proprietary unpartnered product candidates. We expense all research and development costs as they are incurred. Our research and development expenses consist of employee salaries and related benefits, including stock-based compensation, third-party contract costs relating to research, manufacturing, preclinical studies, clinical trial activities, laboratory consumables, and allocated facility costs.

At any point in time, we typically have various early stage research and drug discovery projects. Our internal resources, employees and infrastructure are not directly tied to any one research or drug discovery project and are typically deployed across multiple projects. As such, we do not maintain information regarding these costs incurred for these early stage research and drug discovery programs on a project-specific basis.

The following table summarizes our research and development expenses during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012. The internal costs include personnel, facility costs, laboratory consumables and discovery and research related activities associated with our pipeline. The external program costs reflect external costs attributable to our clinical development candidates and preclinical candidates selected for further development. Such expenses include third-party contract costs relating to manufacturing, clinical trial activities, translational medicine and toxicology activities.

	Year Ended December 31,			Three Months Ending March 31,
	2009	2010	2011	2011	2012

(In thousands)				(unaudited)
Internal Costs:
Cancer biology	$8,744	$8,588	$9,816	$2,217	$2,938
Molecular and cellular biology	8,426	8,300	8,210	1,752	1,678
Process development and manufacturing	3,788	4,103	4,370	1,035	1,456
Product development	1,497	2,493	3,244	767	886
Pathology and toxicology	450	1,310	1,226	392	305

Subtotal internal costs	22,905	24,794	26,866	6,163	7,263

External Program Costs:
Manufacturing	4,487	8,912	7,076	1,138	1,692
Clinical	2,104	2,173	3,290	870	828
Translational medicine	498	391	714	124	299
Toxicology	895	3,433	2,112	101	1,244

Subtotal external program costs	7,984	14,909	13,192	2,233	4,063

Total research and development expense	$30,889	$39,703	$40,058	$8,396	$11,326

We expect our research and development expenses will increase in the future as we progress our unpartnered product candidates, conduct our development activities under our agreements with GSK and Bayer, advance our discovery research projects into the preclinical stage and continue our early stage research. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time consuming. We or our partners may never succeed in achieving marketing approval for any of our product candidates. The probability of success of each product candidate may be affected by numerous factors, including preclinical data, clinical data, competition, manufacturing capability and commercial viability. For the biologic programs covered under our strategic alliances with GSK and Bayer, we are responsible for development of each product candidate prior to the exercise of GSK’s or Bayer’s option to exclusively license such product candidate. GSK and Bayer may exercise such an option on a product-by-product basis during certain time periods through the end of Phase I or Phase II trials for a product candidate. If GSK exercises its option for a product candidate, all further development obligations for such product candidate are assumed by GSK. If Bayer exercises its option for a product candidate, all development obligations for such product candidate after such product candidate reaches a defined early development stage are assumed by Bayer. See “Business—Collaboration and License Agreements” for additional information on the GSK and Bayer collaborations.

Most of our product development programs are at an early stage; therefore, the successful development of our product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Given the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of current or future clinical trials of our product candidates or if and to what extent we will generate revenues from the commercialization and sale of any of our product candidates. We anticipate that we and our strategic alliance partners will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to each product candidate’s commercial potential. We will need to raise additional capital or may seek additional strategic alliances in the future in order to complete the development and commercialization of our product candidates.

General and Administrative

Our general and administrative expenses consist primarily of personnel costs, allocated facilities costs and other expenses for outside professional services, including legal, human resource, audit and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation. We expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In addition, as a public company, we expect to incur increased expenses related to additional insurance, investor relations and other increases related to needs for additional human resources and professional services.

Interest and Other Income, net

Interest income consists primarily of interest received on our cash, cash equivalents and short-term investments balances.

Other income (expense) primarily includes gains and losses from the remeasurement of our liabilities related to our convertible preferred stock warrants. We will continue to record adjustments to the estimated fair value of the convertible preferred stock warrants until they are exercised, expire or convert into warrants to purchase shares of our common stock. At that time, the convertible preferred stock warrant liability will be reclassified to additional paid-in capital and we will no longer record any related periodic fair value adjustments.

Other income (expense) also includes five Section 48D grants we received in the year ended December 31, 2010, as a result of the Patient Protections and Affordable Care Act’s creation of a therapeutic discovery project tax credit for qualifying investments in qualifying therapeutic discovery projects during 2009.

Interest Expense

Interest expense consists primarily of interest on our outstanding borrowings. We expect interest expense to decrease as the outstanding debt balance will be fully paid in 2012.

Critical Accounting Polices and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We generate revenue from two principal sources: (1) collaborative research and development agreements with pharmaceutical companies and (2) government contracts and grants.

Under collaboration agreements, we may receive non-refundable upfront payments, funding for research and development services, milestones, other contingent payments and royalties. In assessing the appropriate revenue recognition related to a collaboration agreement, we first determine whether an arrangement includes multiple elements, such as the delivery of intellectual property rights and research and development services. Typically, we have not granted licenses to collaborators at the beginning of our arrangements and thus there are no delivered items separate from the research and development services provided. As such, upfront payments are recorded as deferred revenue in the balance sheet and are recognized as collaboration revenue over the estimated period of performance that is consistent with the terms of the research and development obligations contained in the collaboration agreement. We periodically review the estimated period of performance based on the progress made under each arrangement.

In January 2011, we adopted new authoritative guidance on revenue recognition for multiple element arrangements. This guidance, which applies to multiple element arrangements entered into or materially modified on or after January 1, 2011, amends the criteria for separating and allocating consideration in a multiple element arrangement by modifying the fair value requirements for revenue recognition and eliminating the use of the residual method. The estimated fair value of deliverables under the arrangement may be derived using a best estimate of selling price if vendor-specific objective evidence and third-party evidence are not available. Deliverables under the arrangement will be separate units of accounting provided that a delivered item has value to the customer on a stand-alone basis and if the arrangement does not include a general right of return relative to the delivered item and delivery or performance of the undelivered items is considered probably and substantially in the control of the vendor. The update also provided new guidance regarding how to apply the standard to arrangements that are materially modified following adoption of the update. Due to the amendment to our 2007 collaboration agreement with GSK in July 2011, we evaluated the terms of the amendment relative to the entire arrangement and determined the amendment to be a material modification to the original agreement for financial reporting purposes. As a result, there was a material impact to our financial statements for the year ended December 31, 2011. The potential future impact of the adoption of this update will depend on the nature of any new agreements entered into or material modifications to existing arrangements.

In January 2011, we also adopted the guidance that permits the recognition of revenue contingent upon our achievement of a milestone in its entirety, in the period the milestone is achieved, only if the milestone meets certain criteria and is considered to be substantive. Other contingent payments received for which payment is contingent solely on the results of a collaborative partner’s performance (e.g., bonus payments) are not accounted for using the milestone method. Such bonus payments will be recognized as revenue when collectibility is reasonably assured.

We made judgments which affect the periods over which we recognized revenue. For instance, in our arrangement with GSK, we were obligated to provide research and development services. We recognized revenue over the estimated period of our performance of the research and development services, which was estimated to end in December 2012. In July 2011, we amended the terms of our development agreement with GSK to focus the collaboration entirely on the development of two product candidates, anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). The amendment was determined to have materially modified our prior GSK agreement. At the modification date, we identified all undelivered elements and determined that there were certain development services we are obligated to provide for OMP-52M51, and the continued development work to get OMP-59R5 through Phase II proof-of-concept trials. We determined that we have a single unit of accounting under the amended arrangement. As a result, the unamortized deferred revenue related to the upfront payment and the additional consideration we will receive for certain development services, an aggregate of $7.9 million, will be recognized ratably over the new estimated period of performance of four years from the modification date.

We recognize revenue under government contracts and grants when the work is performed or the expenses are incurred. Any amounts received in advance of performance are recorded as deferred revenue until earned.

Preclinical Studies and Clinical Trial Accruals

We estimate our preclinical studies and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct these activities on our behalf. In recording service fees, we estimate the time period over which the related services will be performed and compare the level of effort expended through the end of each period to the cumulative expenses recorded and payments made for such services and, as appropriate, accrue additional service fees or defer any non-refundable advance payments until the related services are performed. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust our accrual or deferred advance payment accordingly. If we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not experienced significant changes in our estimates of preclinical studies and clinical trial accruals.

Estimated Fair Value of Convertible Preferred Stock Warrants

Freestanding warrants for shares that are either puttable or redeemable are classified as liabilities on the balance sheet at their estimated fair value. At the end of each reporting period, changes in estimated fair value during the period are recorded in interest income and other income, net. We will continue to adjust the carrying value of the warrants until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ deficit.

We estimate the fair values of these warrants using the Black-Scholes option-pricing model based on inputs for the estimated fair value of the underlying convertible preferred stock at the valuation measurement dates, the remaining contractual terms of the warrant, risk-free interest rates, expected dividend rates and the expected volatility of the price of the stock.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. Stock-based compensation expense was $0.6 million, $0.8 million,$0.8 million and $0.2 million during the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012, respectively.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the expected term and the price volatility of the underlying stock. These assumptions include:

■

Expected term—The expected term represents the period that the stock-based awards are expected to be outstanding. We used the simplified method to determine the expected terms as provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

■

Volatility—The volatility is derived from historical volatilities of unrelated publicly listed biopharmaceutical companies over a period approximately equal to the expected term of the award because we have limited information on the volatility of our common stock due to our lack of trading history. The comparable companies were chosen based on their similar size, stage in the life cycle, and financial leverage in comparison to us.

■

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

■	Expected dividend—The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. We will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis.

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, with input from management. Our board of directors is comprised of a majority of non-employee directors with significant experience investing in and operating companies in the biotechnology industry. As such, we believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock, and in accordance with the American

Institute of Certified Public Accountants, or AICPA, Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

To assist our board of directors with the determination of the exercise price of our stock options and the fair value of the common stock underlying the options, we obtained third-party valuations of our common stock as of June 15, 2010, June 15, 2011, and December 31, 2011. The independent valuations performed by unrelated third-party specialists were utilized by our board of directors to assist with the valuation of the common stock. However, management and our board of directors have assumed full responsibility for the estimates. The board of directors utilized the fair values of the common stock derived in the third-party valuations as a factor to set the exercise prices for options granted. For grants made on dates for which there was no recent valuation to utilize in setting the exercise price of our common stock, and given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock on the date of grant based on several factors, including:

■	progress of our research and development efforts;

■	our operating results and financial condition, including our levels of available capital resources;

■	rights and preferences of our common stock compared to the rights and preferences of our other outstanding equity securities;

■	material risks related to our business;

■	equity market conditions affecting comparable public companies;

■	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

■	that the grants involved illiquid securities in a private company.

In determining the fair value of our common stock, we used a combination of the market multiple approach and the initial public offering, or IPO, value approach to estimate the enterprise value of our company, each weighted equally. The per share common stock fair value was estimated by allocating the enterprise value using the option pricing method, or OPM, at the June 15, 2010 and June 15, 2011 valuation dates, and the probability-weighted expected return method, or PWERM, beginning with the December 31, 2011 valuation date.

The market multiple approach estimates the value of a business by comparing a company to similar publicly-traded companies. When selecting the comparable companies to be used for the market multiple approaches, we focused on companies within the biopharmaceutical industry and in pre-Phase III clinical development. The mix of comparable companies was reviewed at each valuation date to assess whether to add or delete companies; however, following each review, the comparable companies remained largely unchanged from those used in prior valuation analyses.

A group of comparable publicly-traded companies is selected and market multiples are calculated using each company’s stock price and other financial data. An estimate of value for our company is computed by applying selected market multiples based on forecasted results for both the comparable companies and our company. Given that we are several years away from generating product revenue and we are unable to develop reliable long-term forecasts, our analysis applied the market approach based on our research and development spending results, which was determined to be the most relevant financial measure. We applied a 3.0 to 5.25 market multiple to our forecasted research and development spend and a 1.5 to 2.5 market multiple to our historical spend over the last three years.

The IPO value approach estimates the value of a business by estimating a future value of biopharmaceutical IPOs of similar stage over approximately the preceding two-year period, discounted to the present value, as further discussed below with respect to each valuation. We applied a market multiple to our forecasted research and development spend for the next one to two years of 7.0 to 7.5. Given that both the market multiple approach and the IPO value approach provide relevant estimates of fair value, which did not differ significantly, we applied equal weighting to each of these approaches to determine an initial enterprise value. The initial estimated enterprise value was then allocated to the common stock using the OPM or the PWERM.

The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. The OPM treats common stock and convertible preferred stock as call options on the enterprise value, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option.

As more certainty developed regarding possible exit event outcomes, including an IPO, the allocation methodology utilized to allocate our enterprise value of our common stock transitioned from the OPM to the PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the rights of each share class. The PWERM estimates the common stock value to our stockholders under each of four possible future scenarios—IPO, sale, remain a private company and liquidation. The value per share under each scenario was then probability weighted and the resulting weighted values per share were summed to determine the fair value per share of our common stock. In the sale, remain-a-private-company and liquidation scenarios, the value per share was allocated taking into account the liquidation preferences and participation rights of our convertible preferred stock consistent with the method outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the IPO scenario, it was assumed all outstanding shares of our convertible preferred stock would convert into common stock.

We also considered the fact that our stockholders cannot freely trade our common stock in the public markets. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the likelihood and timing of a future liquidity event.

Common Stock Valuations

As summarized in the table below, we have granted the following stock options since January 1, 2011:

GRANT DATE	NUMBER OF SHARES GRANTED	EXERCISE PRICE PER SHARE	ESTIMATED FAIR VALUE PER SHARE OF COMMON STOCK
January 13, 2011	150,000	$0.90	$0.90
March 17, 2011	110,000	0.90	0.90
May 26, 2011	105,000	0.90	0.90
September 15, 2011	125,000	0.80	0.80
October 24, 2011	1,000,000	0.80	0.80
November 10, 2011	30,000	0.80	0.80
April 20, 2012	175,000	1.40	1.40

The intrinsic value of all outstanding options as of March 31, 2012 was $         million based on the estimated fair value for our common stock of $         per share, the mid-point of the estimated price range set forth on the cover of this prospectus.

The fair value per share of the common stock in the table above represents the determination by our board of directors of the fair value of our common stock as of the date of the grant, taking into consideration various objective and subjective factors, including the conclusions, if applicable, of contemporaneous valuations of our common stock as discussed below.

June 2010: As of June 2010, our key milestones to date included our alliance with GSK, the initiation of a single-agent Phase Ia clinical trial for demcizumab, which included encouraging early signs of single-agent anti-tumor activity, and the identification of our second and third clinical product candidates, anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5). During June 2010, we entered into a strategic alliance with Bayer and received a $40.0 million upfront cash payment. The alliance with Bayer was formed to discover, develop and commercialize novel anti-CSC therapeutics targeting the Wnt pathway. As a consequence of this event, a contemporaneous valuation was performed. The valuation used a risk-adjusted discount rate of 20%, a non-marketability discount of 33% and an estimated time to a liquidity event of 3.5 years. The expected outcomes were weighted 100% toward remaining a private company. This valuation indicated a fair value of $0.90 per share for our common stock as of June 15, 2010.

January 2011, March 2011 and May 2011: As of January 2011, we continued to progress preclinical and clinical-stage programs including the filing of an IND for anti-Fzd7 (OMP-18R5). In December 2010, we achieved two milestones under our GSK collaboration that resulted in the receipt of $9.0 million in January 2011. The selection of anti-Notch1 (OMP-54F28) as the third clinical candidate under the collaboration was a $5.0 million development milestone and the treatment of our first patient in the Phase I clinical trial for anti-Notch2/3 (OMP-59R5) was a $4.0 million development milestone. In April 2011, our IND for anti-Fzd7 (OMP-18R5) was accepted, which resulted in the achievement of a $20.0 million development milestone under our Bayer collaboration, which we received in May 2011. All milestone payments received were in the normal course of our collaboration agreements and singularly or as a group do not represent significant value creating events. These milestones helped to maintain our cash balance in excess of $100 million. Our board of directors determined that these events did not trigger any material changes to our business. Accordingly, we did not adjust the fair value of our common stock as of January 2011, March 2011 and May 2011.

June 2011: We conducted a contemporaneous valuation as of June 15, 2011. We continued to apply the OPM method to allocate the enterprise value and used a risk-adjusted rate of 18%, a non-marketability discount of 33% and an estimated time to a liquidity event of 2.5 years. The decrease in the fair value of our common stock to $0.80 per share is attributed to the decrease in the market multiples due to the global economy exhibiting signs of strain, which impacted the equity markets, including the biotechnology sector.

September 2011, October 2011 and November 2011: In July 2011, we amended the terms of our development agreement with GSK to focus on the development of the two GSK-selected product candidates, anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). The changes related to the GSK amendment resulted in us obtaining full rights to demcizumab and our anti-DLL4/anti-VEGF bispecific antibody. As a result of this event, the future value of these programs will inure to us; however, we assume complete responsibility for all future development costs. We continued to advance our Phase Ib combination trials of demcizumab in patients with non-small cell lung cancer and pancreatic cancer and conducted Phase I clinical trials of anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), including the testing of several new intermittent dosing regimens. Additionally, we moved two preclinical programs, Fzd8-Fc (OMP-54F28) and anti-Notch1 (OMP-52M51), toward projected 2012 IND filings. Our board of directors determined a fair value of our common stock of $0.80 per share, as there were no events specific to us that would indicate the fair value of our common stock would have materially changed.

December 2011: In December 2011, we began to see encouraging early results from studies of demcizumab, including Phase Ib clinical trials. Also, as a consequence of the increased activity of biotechnology companies in the equity markets, our board of directors began to have discussions regarding our potential IPO filing in 2012. At this time, we initiated the early stages of an IPO evaluation process, although no meetings were held with investment banks. We conducted a contemporaneous valuation as of December 31, 2011. As the potential outcomes for a liquidity event were becoming more certain, we moved to the PWERM for allocating our enterprise value. The probability of an IPO was in the range of 25 to 30%, and for a sale of the company the probability was in the range of 20 to 25%. The probability of remaining a private company was in the range of 45-50% and the probability of liquidating was 0-5%. The valuation used a risk-adjusted rate of 15%, a non-marketability discount of 29% and an estimated time to a liquidity event of one year. This valuation indicated a fair value of $1.40 per share for our common stock as of December 31, 2011. The increase in the fair value of our common stock is primarily attributed to the use of the PWERM as the allocation method. In addition, as we are moving towards an IPO event, the time to liquidity decreased from 2.5 years to 1.0 year. Both of these factors contributed to the increase in the fair value of our common stock.

April 2012: Our board of directors determined a fair value of our common stock of $1.40 per share, as there were no events specific to us that would indicate the fair value of our common stock would have materially changed from December 31, 2011.

Results of Operations

Comparison of the three months ended March 31, 2011 and 2012

	THREE MONTHS ENDED MARCH 31,		DOLLAR CHANGE
(In thousands)	2011	2012
	(Unaudited)
Revenue:
Collaboration revenue—related party	$1,091	$493	$(598)
Collaboration revenue	2,000	2,000	—
Grant revenue	—	22	22

Total revenue	3,091	2,515	(576)
Operating expenses:
Research and development	8,396	11,326	2,930
General and administrative	1,868	1,762	(106)

Total operating expenses	10,264	13,088	2,824

Loss from operations	(7,173)	(10,573)	(3,400)
Interest and other income, net	64	52	(12)
Interest expense	(17)	(5)	12

Net loss	$(7,126)	$(10,526)	$(3,400)

Revenue

Revenue for the three months ended March 31, 2012 was $2.5 million, a decrease of $0.6 million, or 19%, compared to total revenue of $3.1 million for the three months ended March 31, 2011. The decrease is due to the change in the estimated period of performance under the GSK arrangement as the amendment to the GSK agreement in July 2011 was determined to be a material modification. At the modification date, we identified all undelivered elements and determined that they were certain development services we are obligated to provide for anti-Notch1 (OMP-52M51), and the continued development work to get anti-Notch2/3 (OMP-59R5) through Phase II proof-of-concept trials. We determined that we have a single unit of accounting and our estimated period of performance is four years from the modification date.

Research and Development

Research and development expenses were $11.3 million for the three months ended March 31, 2012, an increase of $2.9 million, or 35%, compared to research and development expenses of $8.4 million for the three months ended March 31, 2011. The increase was primarily due to increased costs of $1.1 million in our internal costs, including $0.7 million due primarily to increased headcount and contract services in cancer biology and $0.5 million due primarily to increased headcount and contract services in process development. Our external program costs increased $1.8 million primarily due to $0.6 million increase in manufacturing costs for our various programs, and $1.1 million in toxicology studies for IND-enabling services primarily for the anti-Notch1 (OMP-52M51) program.

General and Administrative

General and administrative expenses were $1.8 million for the three months ended March 31, 2012, a decrease of $0.1 million, or 6%, compared to general and administrative expenses of $1.9 million for the three months ended March 31, 2011. The decrease is primarily due to a decrease in legal fees.

Interest and Other Income, net

Interest and other income, net was $52,000 for the three months ended March 31, 2012, a decrease of $12,000, or 19%, compared to interest and other income, net of $64,000 for the three months ended March 31, 2011.

Interest Expense

Interest expense was $5,000 for the three months ended March 31, 2012, a decrease of $12,000, or 70%, compared to interest expense of $17,000 for the three months ended March 31, 2011. The decrease is due to the decrease in outstanding borrowings under our equipment lease line.

Comparison of the Years Ended December 31, 2010 and 2011

	YEAR ENDED DECEMBER 31,		DOLLAR CHANGE
(In thousands)	2010	2011
Revenue:
Collaboration revenue—related party	$13,363	$3,365	$(9,998)
Collaboration revenue	4,355	28,000	23,645
Grant revenue	—	44	44

Total revenue	17,718	31,409	13,691
Operating expenses:
Research and development	39,703	40,058	355
General and administrative	6,552	6,591	39

Total operating expenses	46,255	46,649	394

Loss from operations	(28,537)	(15,240)	13,297
Interest and other income, net	1,640	244	(1,396)
Interest expense	(118)	(38)	80

Net loss	$(27,015)	$(15,034)	$11,981

Revenue

Revenue for the year ended December 31, 2011 was $31.4 million, an increase of $13.7 million, or 77%, compared to total revenue of $17.7 million for the year ended December 31, 2010. The increase was primarily due to the achievement of a $20.0 million development milestone related to the acceptance of the IND for anti-Fzd7 (OMP-18R5) in 2011 related to the Bayer collaboration agreement. In addition, we had a full year of revenue in 2011 recognized from the amortization of the $40.0 million upfront payment received under the Bayer collaboration agreement compared to only six months in 2010, which contributed $3.6 million to the increase. The decrease in collaboration revenue—related party is due to our achieving development milestones under our GSK arrangement related to the selection of anti-Notch1 (OMP-52M51) as a clinical candidate and for the first patient dosed in the anti-Notch2/3 (OMP-59R5) clinical trials of $9.0 million in 2010 and none in 2011. The GSK collaboration revenue also decreased due to the change in the estimated period of performance under the GSK arrangement as the amendment to the agreement in July 2011 was determined to be a material modification. At the modification date, we identified all undelivered elements and determined that there were certain development services we are obligated to provide for anti-Notch1 (OMP-52M51), and the continued development work to get anti-Notch2/3 (OMP-59R5) through Phase II proof-of-concept trials. We determined that we have a single unit of accounting and our estimated period of performance is four years from the modification date.

Research and Development

Research and development expenses were $40.1 million for the year ended December 31, 2011, an increase of $0.4 million, or 1%, compared to research and development expenses of $39.7 million for the year ended December 31, 2010. The increase in our internal costs is primarily due to a $1.3 million increase in personnel costs due to increases in headcount in research and clinical staff and a $0.6 million increase in contract services. In addition, our external program costs in clinical have increased $1.1 million primarily for our Notch2/3 and Fzd8-Fc programs. The increases were offset by a decrease of $1.8 million in manufacturing expenditures for our external programs as we had additional manufacturing runs for clinical trial supplies in 2010 and a $1.3 million decrease in toxicology studies initiated in 2010 and completed in 2011.

General and Administrative

General and administrative expenses were $6.6 million for the year ended December 31, 2011, an increase of $39,000, or 1%, compared to general and administrative expenses of $6.6 million for the year ended December 31, 2010. Professional fees—related expenses decreased by $0.2 million due to the decrease in legal expenditures. This decrease was offset by the increase in facility-related costs as we expanded our office space in 2011.

Interest and Other Income, net

Interest and other income, net was $0.2 million for the year ended December 31, 2011, a decrease of $1.4 million, or 85%, compared to interest and other income, net of $1.6 million for the year ended December 31, 2010. We received five Section 48D grants aggregating to $1.2 million in the year ended December 31, 2010, as a result of the Patient Protections and Affordable Care Act’s creation of a therapeutic discovery project tax credit for qualifying investments in qualifying therapeutic discovery projects during 2009. We did not receive any similar funds in 2011.

Interest Expense

Interest expense was $38,000 for the year ended December 31, 2011, a decrease of $80,000, or 68%, compared to interest expense of $118,000 for the year ended December 31, 2010. The decrease is due to the decrease in outstanding borrowings under our equipment lease line.

Comparison of the Years Ended December 31, 2009 and 2010

	YEAR ENDED DECEMBER 31,		DOLLAR CHANGE
(In thousands)	2009	2010
Revenue:
Collaboration revenue—related party	$14,363	$13,363	$(1,000)
Collaboration revenue	—	4,355	4,355

Total revenue	14,363	17,718	3,355
Operating expenses:
Research and development	30,889	39,703	8,814
General and administrative	4,621	6,552	1,931

Total operating expenses	35,510	46,255	10,745

Loss from operations	(21,147)	(28,537)	(7,390)
Interest and other income, net	288	1,640	1,352
Interest expense	(201)	(118)	83

Net loss	$(21,060)	$(27,015)	$(5,955)

Revenue

Revenue for the year ended December 31, 2010 was $17.7 million, an increase of $3.4 million, or 23%, compared to revenues of $14.4 million for the year ended December 31, 2009. The increase was primarily due to the recognition of $4.4 million from the June 2010 collaboration agreement with Bayer. Under the terms of this agreement, we received an upfront payment of $40.0 million, which we are amortizing over our estimated period of performance of five years. Partially offsetting the increase is a decrease in our GSK milestone revenue. We recognized $9.0 million in milestone revenue from GSK in 2010 due to the achievement of two development milestones for the selection of anti-Notch1 (OMP-52M51) as a clinical candidate and for the first patient dosed in the anti-Notch2/3 (OMP-59R5) clinical trials. We recognized $10.0 million in development milestones in 2009 for the completion of the proof-of-principle work related to the demcizumab program and the selection of OMP-59R5 as a clinical candidate.

Research and Development

Research and development expenses were $39.7 million for the year ended December 31, 2010, an increase of $8.8 million, or 29%, compared to research and development expenses of $30.9 million for the year ended December 31, 2009. The increase was primarily due to increased external costs of $6.9 million for manufacturing, clinical and toxicity studies to support the filing of INDs for our anti-Notch2/3 (OMP-59R5) and OMP-18R5 programs. In addition, our personnel-related costs increased by $0.9 million due to the increase in research and clinical staff, and our consulting costs increased $0.6 million as we expanded our research activities.

General and Administrative

General and administrative expenses were $6.6 million for the year ended December 31, 2010, an increase of $1.9 million, or 42%, compared to general and administrative expenses of $4.6 million for the year ended December 31, 2009. The increase in expenses was due to an increase of $0.7 million in personnel-related costs due to an increase in headcount, an increase of $0.7 million in legal costs related to contract preparation, $0.2 million in professional fees and $0.3 million in facility-related costs.

Interest and Other Income, net

Interest and other income, net was $1.6 million for the year ended December 31, 2010, an increase of $1.4 million, compared to interest and other income, net of $0.3 million for the year ended December 31, 2009. The increase was due to $1.2 million in research grants we received in 2010, as a result of the Patient Protections and Affordable Care Act’s creation of a therapeutic discovery project tax credit for qualifying investments in qualifying therapeutic discovery projects during 2009. In addition, we earned $0.1 million more in interest income in 2010 as our invested cash balance was higher due to the $40.0 million upfront payment received from Bayer.

Interest Expense

Interest expense was $118,000 for the year ended December 31, 2010, a decrease of $83,000, or 41%, compared to interest expense of $201,000 for the year ended December 31, 2009. Interest expense decreased due to the decrease in our outstanding borrowings year-over-year.

Liquidity and Capital Resources

Liquidity and Capital Expenditures

Since inception, as of March 31, 2012, our operations have been financed primarily by net proceeds of $187.1 million from the sales of shares of our convertible preferred stock and $107.0 million from the upfront and milestone payments received under the GSK and Bayer collaborative arrangements. As of December 31, 2011 and March 31, 2012, we had $100.4 million and $84.2 million of cash, cash equivalents and short-term investments, respectively.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We acquired property and equipment of $1.5 million, $0.8 million, $2.2 million and $0.5 million during the years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2012, respectively.

We believe that our existing cash, cash equivalents and short-term investments as of December 31, 2011, along with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements for at least the next 18 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

■	the achievement of milestones and/or exercise of options under our agreements with GSK and Bayer;

■	the initiation, progress, timing and completion of preclinical studies and clinical trials for our product candidates and potential product candidates;

■	the number and characteristics of product candidates that we pursue;

■	the progress, costs and results of our clinical trials;

■	the outcome, timing and cost of regulatory approvals;

■	delays that may be caused by changing regulatory requirements;

■	the costs and timing of hiring new employees to support our continued growth; and

■	the costs and timing of procuring clinical supplies of our product candidates.

The following table summarizes our cash flows for the periods indicated (in thousands):

	YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED MARCH 31,
	2009	2010	2011	2011	2012
				(Unaudited)
Cash (used in) provided by operating activities	$(28,633)	$4,502	$(11,286)	$(3,481)	$(15,678)
Cash provided by (used in) investing activities	15,851	(1,541)	7,407	7,857	16,193
Cash provided by (used in) financing activities	5,714	(704)	(681)	(116)	(76)

Cash Flows from Operating Activities

Cash used in operating activities for the three months ended March 31, 2012 was $15.7 million. The net loss of $10.5 million was offset by non-cash charges of $0.4 million for depreciation and amortization and $0.2 million of stock-based compensation. The decrease in net operating assets of $5.7 million was due to the decrease in deferred revenue of $2.5 million from amortization of upfront payments from the GSK and Bayer arrangements. In addition, accounts payable and accrued liabilities decreased by $2.5 million as a result of the timing of our payments.

Cash used in operating activities for the three months ended March 31, 2011 was $3.5 million. The net loss of $7.1 million was offset by non-cash charges of $0.3 million for depreciation and amortization and $0.2 million of stock-based compensation. The increase in net operating assets of $3.2 million was due to the receipt of funds from our $9.0 million receivable with GSK as a result of achievement of two development milestones in 2010. The decrease in deferred revenue of $3.1 million is from amortization of the upfront payments from the GSK and Bayer arrangements. In addition, accounts payable and accrued liabilities decreased by $2.6 million as a result of the timing of our payments.

Cash used in operating activities for the year ended December 31, 2011 was $11.3 million. The net loss of $15.0 million was offset by non-cash charges of $1.2 million for depreciation and amortization and $0.8 million of stock-based compensation. The decrease in net operating assets of $1.9 million was due to a decrease in deferred revenue, as we recognized revenue in 2011 related to the upfront payments previously received from GSK and Bayer. Offsetting the decrease in deferred revenue was the receipt of the $9.0 million receivable from GSK related to the achievement of two development milestones in 2010. Accounts payable and accrued liabilities increased by $1.3 million as we continued to increase our research and development related activities.

Cash provided by operating activities for the year ended December 31, 2010 was $4.5 million. The net loss of $27.0 million was offset by non-cash charges of $2.3 million for depreciation and amortization and $0.8 million of stock-based compensation. The increase in net operating assets of $28.1 million was due to the increase in the deferred revenue of $31.3 million. In June 2010, we entered into a collaboration arrangement with Bayer and we received $40.0 million as an upfront payment for the arrangement. Offsetting the increase in the deferred revenue was the amortization to revenue from the GSK arrangement and six months for the Bayer arrangement. Also offsetting the increase in deferred revenue was a net change of $4.0 million in the receivable from GSK related to the achievement of two development milestones in 2010. Accounts payable and accrued liabilities increased by $2.2 million due to the timing of our payments and incurrence of costs and increases in our research and development related activities in 2010.

Cash used in operating activities for the year ended December 31, 2009 was $28.6 million. The net loss of $21.1 million was offset by non-cash charges of $2.8 million for depreciation and amortization and $0.7 million of stock-based compensation. The decrease in net operating assets of $11.0 million was primarily due to the decrease of $4.4 million in deferred revenue as we have recognized revenue related to the upfront payments previously received from GSK and the increase of $5.0 million in receivables from GSK due to the achievement of a development milestone in 2009.

Cash Flows from Investing Activities

Cash from investing activities is related to our acquisition of property and equipment amounting to $0.4 million and $0.5 million for the three months ended March 31, 2011 and 2012, respectively, and purchases of short-term securities amounting to $30.0 million and $3.0 million for the three months ended March 31, 2011 and 2012, respectively. These outflows were offset by the maturities of short-term investments amounting to $38.2 million and $19.7 million for the three months ended March 31, 2011 and 2012, respectively. Purchases of property and equipment are primarily related to the expansion of our laboratory and related equipment.

Cash from investing activities is related to our acquisition of property and equipment amounting to $1.5 million, $0.8 million and $2.2 million for the years ended December 31, 2009, 2010 and 2011, respectively, and purchases of short-term securities amounting to $116.5 million, $188.0 million and $103.9 million for the years ended December 31, 2009, 2010 and 2011, respectively. These outflows were offset by the maturities of short-term investments amounting to $131.4 million, $187.3 million and $113.5 million for the years ended December 31, 2009, 2010 and 2011, respectively. Purchases of property and equipment are primarily related to the expansion of our laboratory and related equipment.

Cash flows from Financing Activities

Cash used in financing activities for the three months ended March 31, 2011 and 2012 of $116,000 and $76,000, respectively, was primarily related to repayments on our borrowings.

Cash used in financing activities for the years ended December 31, 2010 and 2011 of $0.7 million and $0.7 million, respectively, was primarily related to repayments on our borrowings.

Cash provided by financing activities for the year ended December 31, 2009 of $5.7 million was due primarily to the receipt of $6.0 million in proceeds from the issuance of shares of Series B-1 convertible preferred stock, which was partially offset by $0.4 million in net repayments of borrowings.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2011 (in thousands):

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS:	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS	TOTAL
Notes payable (1)	$205	$—	$—	$—	$205
Purchase option (2)	145	—	—	—	145
Operating leases (3)	1,811	3,715	3,944	4,361	13,831

Total contractual obligations	$2,161	$3,715	$3,944	$4,361	$14,181

(1)	Notes payable includes $4.0 (in thousands) of interest payable.
(2)	The purchase option is related to leased equipment for which we may exercise the option to purchase the equipment in 2012.
(3)	Operating leases include total future minimum rent payments under non-cancelable operating lease agreements.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange sensitivities as follows:

Interest Rate Risk

We had cash, cash equivalents and short-term investments of $100.4 million and $84.2 million as of December 31, 2011 and March 31, 2012, respectively, which consist of bank deposits, money market funds and U.S. Treasury Bills. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant. We had total outstanding debt of $0.3 million as of December 31, 2011, which is due within 12 months. All of our debt obligations carry fixed interest rates.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Foreign Exchange Risk

We face foreign exchange risk as a result of entering into transactions denominated in currencies other than U.S. dollars, particularly in Euro and British Sterling. Due to the uncertain timing of expected payments in foreign currencies, we do not utilize any forward foreign exchange contracts. All foreign transactions settle on the applicable spot exchange basis at the time such payments are made.

An adverse movement in foreign exchange rates could have a material effect on payments we make to foreign suppliers. The impact of an adverse change in foreign exchange rates may be offset in the event we receive a milestone payment from a foreign partner. A hypothetical 10% change in foreign exchange rates during any of the preceeding periods presented would not have a material impact on our financial statements.

Recent Accounting Pronouncements

In May 2011, an amendment to an accounting standard was issued that amends the fair value measurement guidance and includes some expanded disclosure requirements. The most significant change is the disclosure information required for Level 3 measurements based on unobservable inputs. This standard became effective for us on January 1, 2012 and did not have a material impact on our financial statements.

In June 2011, an update to an accounting standard was issued that requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update is to be applied retrospectively and is effective for financial statements issued for fiscal years, and interim periods within those years, beginning after December 15, 2011, and interim and annual periods thereafter. We adopted this pronouncement early and the adoption of this guidance did not have a material impact on our financial statements.

BUSINESS

Overview

OncoMed is a clinical development-stage biopharmaceutical company focused on discovering and developing first-in-class monoclonal antibody therapeutics targeting cancer stem cells, or CSCs. Our approach has been to target CSCs, which are the subpopulation of cells in a tumor responsible for driving growth and metastasis of the tumor. CSCs, also known as tumor-initiating cells, exhibit certain properties which include the capacity to divide and give rise to new CSCs via a process called self-renewal and the capacity to differentiate or change into the other cells that form the bulk of the tumor. Common cancer drugs target bulk tumor cells but have limited impact on CSCs, thereby providing a path for recurrence of the tumor. Our product candidates target CSCs by blocking self-renewal and driving differentiation of CSCs toward a non-tumorigenic state, and also impact bulk tumor cells. We believe our product candidates are distinct from the current generations of chemotherapies and targeted therapies, and have the potential to significantly impact cancer treatment and the clinical outcome of patients with cancer.

We utilize our proprietary technologies to (1) identify, isolate and evaluate CSCs, (2) identify and/or validate multiple potential targets and pathways critical to CSC self-renewal and differentiation, and (3) develop targeted antibody and other protein-based therapeutics that are designed to modulate these CSC targets and inhibit the growth of CSCs. These targets are in pathways implicated in cancer biology and stem cell biology, including the Notch, Wnt and other fundamental CSC pathways. We believe our suite of proprietary CSC and antibody platform technologies provides a competitive advantage in cancer drug discovery. All of our product candidates were discovered internally in our own research laboratories.

We have three anti-CSC product candidates in clinical development. We have also filed an Investigational New Drug, or IND, application that was accepted by the U.S. Food and Drug Administration, or FDA, in May 2012 for a fourth product candidate, which is expected to enter the clinic in June or July 2012. We expect to file an IND application for a fifth product candidate in 2012. Additionally, two other antibodies are in preclinical development with IND filings projected for 2013. We are also pursuing discovery of additional novel anti-CSC product candidates. The following summarizes the status of our product candidates and preclinical programs, each of which will be described and discussed in further detail below under “—Our Product Candidates and Preclinical Programs.”

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Anti-DLL4 (demcizumab, OMP-21M18). Demcizumab (OMP-21M18) is a humanized monoclonal antibody that inhibits Delta Like Ligand 4, or DLL4, in the Notch signaling pathway. We completed a single-agent Phase Ia trial in advanced solid tumor patients in 2011, which showed promising evidence of single-agent activity in heavily pretreated patients, with a disease control rate, or DCR, of 64% in the highest dose cohort, but also showed adverse events, including hypertension and a few cardiovascular events. We are conducting two Phase Ib combination trials of demcizumab. The first trial is in combination with standard-of-care gemcitabine in first-line advanced pancreatic cancer patients and the second trial is in combination with standard-of-care carboplatin and pemetrexed (Alimta®) in first-line advanced non-small-cell lung cancer, or NSCLC, patients. In both Phase Ib trials, we have employed less frequent or lower dosing of the antibody in combination with chemotherapy in an effort to minimize toxicity while maintaining efficacy. Initial demcizumab Phase Ib data from these ongoing trials suggest a tolerable safety profile. We have not encountered clinically evident cardiac toxicity with this new dosing approach and we have seen encouraging anti-tumor activity. Additional data from these trials will be available in 2013. We have worldwide rights to this program.

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Anti-DLL4/Anti-VEGF Bispecific. Anti-DLL4/anti-VEGF bispecific is a novel monoclonal antibody that targets and inhibits both DLL4 and vascular endothelial growth factor, or VEGF. VEGF is the target of Avastin®, a monoclonal antibody marketed by Genentech (Roche). Preclinical testing suggests that the efficacy of our bispecific antibody could potentially exceed the efficacy of either anti-DLL4 therapy or anti-VEGF therapy alone. Pending the successful completion of preclinical experiments, including drug safety studies, we intend to advance this program to clinical trials in 2013. We have worldwide rights to this program.

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Anti-Notch2/3 (OMP-59R5). OMP-59R5 is a fully human monoclonal antibody that targets the Notch2 and Notch3 receptors. Initially discovered by screening a phage display library against the Notch2 receptor, the antibody binds to a conserved epitope on Notch2 and Notch3. The program is in a single-agent Phase I trial in advanced solid tumor patients. Data for this trial were presented at the American Society of Clinical Oncology, or ASCO, conference in June 2012. In addition, we expect to begin Phase Ib/II trials in 2012.

OMP-59R5 is part of our collaboration with GlaxoSmithKline LLC (formerly SmithKline Beecham Corporation), or GSK, which is discussed below under “—Collaboration and License Agreements—Strategic Alliance with GSK.” GSK retains an option through the end of certain Phase II trials to obtain an exclusive license to OMP-59R5.

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Anti-Notch1 (OMP-52M51). OMP-52M51 is a humanized monoclonal antibody targeted to the Notch1 receptor that we believe may have utility in hematologic malignancies and solid tumors. The program is in preclinical studies, and we anticipate a potential IND filing in 2012. OMP-52M51 is part of our GSK collaboration. GSK retains an early option through the end of certain Phase I trials to obtain an exclusive license to this anti-Notch1 antibody or a standard option through the end of certain Phase II trials.

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Anti-Fzd7 (OMP-18R5). OMP-18R5 is a fully human monoclonal antibody, identified by screening against the Frizzled7 receptor, or Fzd7, that binds a conserved epitope on five Frizzled receptors and inhibits Wnt signaling. OMP-18R5 is in a Phase I single-agent trial in advanced solid tumor patients, and we expect to report data for this trial in 2013. We believe OMP-18R5 is the first monoclonal antibody designed to inhibit Wnt signaling to enter clinical testing. OMP-18R5 is part of our Wnt pathway collaboration with Bayer HealthCare (formerly Bayer Schering Pharma AG), or Bayer, which is discussed below under “—Collaboration and License Agreements—Strategic Alliance with Bayer.” Bayer retains an option to exclusively license OMP-18R5 at any point through completion of certain Phase I trials.

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Fzd8-Fc (OMP-54F28). OMP-54F28, our second product targeting the Wnt pathway, is a proprietary fusion protein based on a truncated form of the Frizzled8 receptor, or Fzd8. We filed an IND application for this product candidate that was accepted in May 2012. We expect OMP-54F28 to enter the clinic in June or July 2012. OMP-54F28 is part of our Bayer collaboration. Bayer retains an option to exclusively license OMP-54F28 at any point through completion of certain Phase I trials.

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RSPO-LGR. We identified that the R-spondin, or RSPO, ligands signal through the LGR receptor family, which is emerging as an important CSC pathway. Recent studies have demonstrated that certain LGR receptors are distributed specifically on adult stem cells in mammalian tissues and these LGR-expressing cells have been linked to the development of cancer. We are conducting preclinical studies of antibodies that modulate the RSPO-LGR pathway and we plan to enter clinical trials with our first product candidate targeting the RSPO-LGR pathway as early as 2013. We have worldwide rights to these programs.

Strategic Alliance with GSK

In December 2007, we entered into a strategic alliance with GSK to develop anti-CSC antibody therapeutics targeting the Notch signaling pathway. Upon signing, we received $35.0 million in cash, comprised of $17.5 million in an upfront payment and $17.5 million in the form of an equity investment.

In July 2011, we amended the terms of our development agreement with GSK, and the collaboration is now focused entirely on the development of two product candidates, anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). Under this collaboration, GSK may exercise an option during defined time periods through completion of Phase II proof-of-concept trials to obtain an exclusive license to develop and commercialize such product candidates. We lead research and development efforts for these product candidates prior to GSK’s exercise of its option with respect to such candidates. We are eligible to receive from GSK, (1) with respect to OMP-59R5, aggregate payments of up to $344.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales, and (2) with respect to OMP-52M51, aggregate payments of up to $349.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales. If GSK elects not to exercise its options for OMP-59R5 and/or OMP-52M51 during the relevant option periods, or if GSK terminates those programs, we will have worldwide rights to such program(s), subject to, under certain circumstances, GSK’s right of first negotiation to obtain an exclusive license to develop and commercialize OMP-52M51. See “—Collaboration and License Agreements—Strategic Alliance with GSK” below for additional details regarding our collaboration with GSK.

Strategic Alliance with Bayer

In June 2010, we entered into a strategic alliance with Bayer to discover, develop and commercialize novel anti-CSC biologic and small molecule therapeutics targeting the Wnt signaling pathway. We received a $40.0 million upfront cash payment when we entered this alliance. Under this collaboration, Bayer may exercise its option to obtain an exclusive license to develop and commercialize certain biologic therapeutics at any point up to the completion of Phase I trials. We and Bayer also agreed to jointly conduct research to discover potential new small molecule therapeutics targeting the Wnt pathway. Under our collaboration, we lead the discovery and development of biologic therapeutic products prior to Bayer’s exercise of its option, and Bayer leads discovery, development, and upon advancement of the small molecule therapeutics, commercialization of the small molecule therapeutics. We are eligible to receive option fees and research, development, regulatory and commercial milestone payments of up to $387.5 million per program for each biologic therapeutic product successfully developed, in addition to royalties on net product sales. Percentage royalties for certain biologic product candidates are in the low double digits to high teens. For certain other biologic product candidates, percentage royalties are in the mid-single digits to low double digits. Bayer is also obligated to make payments to us upon achievement of research, development, regulatory and commercial milestones, plus advancement fees, for small molecule therapeutics that could total up to $112.0 million per program, in addition to single-digit percentage royalties on net product sales. If Bayer elects not to exercise its options for any class of biologic therapeutic products under the collaboration during the relevant option periods, or if Bayer terminates such program(s), we will have worldwide rights to such program(s). See “—Collaboration and License Agreements—Strategic Alliance with Bayer” below for additional details regarding our collaboration with Bayer.

Strategy

We believe that a key reason for the limitations of many current cancer treatments is that they fail to impede the growth of CSCs, which we believe are responsible for the initiation, metastasis and recurrence of many cancers. Our goal is to build a leading biopharmaceutical company to discover, develop and potentially commercialize novel therapies targeting CSCs in a capital-efficient manner. Key elements of our strategy to achieve this goal are:

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Continue to discover and advance novel cancer therapeutics based on our proprietary discovery and drug development platform. Our proprietary CSC and antibody scientific platforms continue to result in novel product programs, and we plan to continue discovery activities to identify new potential CSC pathways and cancer therapeutic product candidates. These efforts have led to the discovery of more than five proprietary anti-CSC product candidates, three of which are in the clinic, a new IND that was accepted in May 2012, and a second potential IND filing in 2012, with additional IND filings anticipated in future years.

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Advance demcizumab (OMP-21M18) to determine its utility as a treatment for solid tumors. We are conducting Phase Ib trials of demcizumab in first-line pancreatic and non-small-cell lung cancer in combination with standard-of-care chemotherapy. We plan to assess data from these ongoing trials to determine the best path forward in these indications, including potential commercialization if the investment and return profile appears attractive. We also have extensive preclinical data in multiple other indications, and are actively considering opportunities to broaden development of demcizumab over time.

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Collaborate with our partners, GSK and Bayer, to advance specific Notch and Wnt pathway programs forward in clinical development. We have multiple agents under our GSK and Bayer collaborations and are working closely with our partners to advance programs in development. Under our GSK collaboration focused on the Notch pathway, we are developing anti-Notch2/3 (OMP-59R5), currently in Phase I trials, and anti-Notch1 (OMP-52M51), with a planned IND filing in 2012. Under our Bayer collaboration focused on the Wnt pathway, we are developing anti-Fzd7 (OMP-18R5), currently in Phase I trials, and Fzd8-Fc (OMP-54F28), for which we filed an IND that was accepted in May 2012 and which we expect to enter the clinic in June or July 2012. We also collaborate with Bayer on Wnt pathway small molecule discovery. Under our collaborations, GSK and Bayer have certain options during certain time periods through the end of specified Phase I or Phase II trials to obtain exclusive licenses to antibody or protein-based product candidates. In the event that these options are not exercised at the end of the relevant option periods, we will have worldwide rights to these programs.

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Where possible, utilize biomarker approaches to identify subsets of cancer patients most likely to benefit from our therapies. In some of our programs, such as our anti-Notch2/3 and anti-Notch1 programs, we identified prospective biomarkers that have the potential to assist in patient selection. In other programs, such as our demcizumab and anti-Fzd7 programs, we have extensive biomarker identification/validation research underway. We are working on developing these biomarkers through the course of our current clinical trials for all of our programs, with the plan to potentially utilize those biomarkers in Phase II and subsequent trials to improve patient outcomes. Where biomarker approaches are successfully utilized in clinical testing, we may elect to develop companion diagnostics in conjunction with suitable third-party development and commercialization partners. Our current efforts on our demcizumab, OMP-59R5, OMP-52M51 and OMP-18R5 product candidates could potentially lead to development of future companion diagnostics.

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Utilize pharmaceutical collaborations as appropriate to provide funding, create value and leverage partners’ expertise to bring medicines to patients. We believe that our GSK and Bayer collaborations have provided validation of our scientific approach, significant funding to advance our pipeline and access to development and commercial expertise for our partnered assets. To facilitate the capital-efficient development and commercialization of our independent programs, we may consider entering into additional partnerships with biopharmaceutical companies.

We have assembled a strong team of scientific, clinical and business leadership. Paul Hastings, our President and Chief Executive Officer, has over 25 years of biopharmaceutical experience, including roles as Chief Executive Officer at multiple public companies. John Lewicki, Ph.D., our Executive Vice President and Chief Scientific Officer, has over 25 years of research experience in biotechnology. Jakob Dupont, M.D., our Senior Vice President and Chief Medical Officer, has played a key role in the clinical development of a number of cancer agents, including recent clinical leadership on Avastin® development at Genentech (Roche).

Since our founding in August 2004, we have raised approximately $300 million, consisting of approximately $187 million in the form of equity financings, approximately $112 million in the form of collaboration funding from our pharmaceutical partnerships, and $1.2 million in grants. As of March 31, 2012, we had $84.2 million of cash, cash equivalents and short-term investments.

We believe that our broad, novel pipeline of antibody and protein-based therapeutics, our leadership in the field of CSC biology, and our experienced scientific, clinical and business management team provide us with distinct advantages that enable us to continue to discover and advance novel programs targeting CSCs.

Understanding Cancer

Cancer is a leading cause of death worldwide, with approximately 12 million new cases reported and seven million deaths associated with the disease in 2008 according to the International Agency for Research on Cancer, or IARC. The IARC has projected that by 2030 there will be 20 million to 26 million people annually diagnosed with cancer and 13 million to 17 million deaths worldwide. The medical costs associated with cancer in the United States alone in 2010 have been estimated by the National Cancer Institute at the National Institutes of Health to be over $100 billion and according to IMS Health the amount spent in the United States on drugs to treat cancer exceeded $20 billion.

Cancer is a broad group of diseases in which cells divide and grow in an uncontrolled fashion, forming malignancies that can invade other parts of the body. In normal tissues, the rates of new cell growth and cell death are tightly regulated and kept in balance. In cancerous tissues, this balance is disrupted as a result of mutations, causing unregulated cell growth that leads to tumor formation and growth. While tumors can grow slowly or rapidly, the dividing cells will nevertheless accumulate and the normal organization of the tissue will become disrupted. Cancers can subsequently spread throughout the body by processes known as invasion and metastasis. Once cancer spreads to sites beyond the primary tumor, it is generally incurable. Cancer can arise in virtually any part of the body, with the most common types arising in the prostate gland, breast, lung, colon and skin. Dysregulated cell growth in vital organs such as the liver, lung or brain can impair their normal function with consequences that may ultimately lead to death.

Chemotherapy, radiation and surgical resection of tumors are the most common approaches for treating cancer. While heightened vigilance, new diagnostic tests, combination therapies, improved treatment regimens and targeted therapies (including monoclonal antibodies such as Herceptin® and Avastin® as well as small molecules such as Nexavar® and Tarceva®), have resulted in improvements in overall survival for many cancer patients, we believe that there is still room for significant improvement in the treatment of cancer. Therapeutic effects of chemotherapy and many targeted therapies are often relatively transient, and acquired resistance to therapies remains a significant clinical problem with patients frequently relapsing and the disease metastasizing to distant organs.

Understanding Cancer Stem Cells

The discovery of solid tumor CSCs in 2000 by our scientific founders provides a new framework for understanding cancer and, more importantly, a promising new therapeutic strategy for attacking cancer. CSCs are a subpopulation of tumor cells that share certain properties with normal stem cells (e.g., the ability to proliferate indefinitely and to differentiate into multiple cell types), but, unlike normal stem cells, their growth control has lost normal restraints as a result of cancer-causing mutations. CSCs are relatively resistant to many common cancer therapies. CSCs are believed to be responsible for tumor growth, recurrence after treatment with conventional therapies and metastatic spread of the disease. The inability of current therapies to efficiently eradicate CSCs may be a key reason for the failure of current treatments to achieve durable clinical responses.

The CSC paradigm is based on the observation that most tumors are highly heterogeneous and comprised of many different cell types. Experimental observations indicate that tumor cells vary greatly in their ability to seed new tumor growth. A subpopulation of tumorigenic cancer cells are capable of continuous proliferation to sustain the growth of a tumor, a process analogous to self-renewal of normal stem cells. In contrast, more differentiated tumor cells are incapable of dividing indefinitely and are therefore less tumorigenic, or non-tumorigenic. Tumorigenic CSCs are a resilient subset of cells found in tumors that share certain features with normal stem cells, but have lost normal constraints on growth control because of cancer-causing mutations, leading to tumor initiation, recurrence and metastasis. Also referred to as “tumor-initiating cells,” CSCs were initially discovered in leukemia, and were subsequently discovered by our scientific founders in solid tumors derived from patients with breast cancer. In studies that defined the existence of breast cancer stem cells, human tumor biopsies were obtained and tumor cells were fractionated into distinct subpopulations based on their expression of two surface markers, CD44+ and CD24-. It was subsequently demonstrated that only the minor subpopulation of cells with the CD44+/CD24- phenotype markers was capable of initiating tumor growth when implanted into appropriate host mice, whereas the bulk tumor cells were non-tumorigenic. Importantly, the tumors harvested from animals injected with tumor-initiating cells recapitulated the cellular heterogeneity of the original tumor biopsy, demonstrating two important properties of CSCs—their ability to self-renew and their ability to generate differentiated, non-tumorigenic progeny. Using similar approaches, CSCs have subsequently been identified in many other solid tumor types, including cancers of the colon, lung, pancreas, brain and skin. CSCs may arise from normal tissue stem cells that have lost the ability to regulate growth, or may arise from differentiated tumor cells that have reacquired the capacity to self-renew. Irrespective of their cell of origin, CSCs possess a number of fundamental properties that enable the growth, proliferation and metastasis of solid tumors.

CSCs have been shown by us and others to be selectively resistant to cytotoxic chemotherapy, radiotherapy and some targeted therapies. Because of the inherent resistance of CSCs to traditional therapies, many agents currently utilized for cancer treatment are not effective in targeting and eliminating CSCs. Thus, therapies that effectively produce early clinical responses, as noted by reductions in tumor volume, may nevertheless have limited effectiveness if they spare CSCs, as these cells will ultimately promote disease recurrence and spread. Conversely, therapeutic strategies aimed at eliminating CSCs within solid tumors, either specifically or in addition to bulk tumor cells, offer the potential of reducing disease progression and providing durable responses.

We have built a number of proprietary technologies that enable us to characterize CSCs, to identify novel drug targets and to evaluate the effects of our therapeutic product candidates on CSCs. Our expertise in identifying, isolating and monitoring CSCs using specific surface markers and flow cytometry enables our scientists to evaluate the importance of specific targets associated with key biologic pathways implicated in both stem cell biology and cancer. We develop antibodies against these targets using advanced protein engineering technologies, including antibody humanization, phage display, proprietary mammalian display and bispecific antibody platforms. We test our antibodies in proprietary xenograft models derived from freshly resected human tumors subsequently propagated in mice. We believe these patient-derived models are more representative of the clinical features of human tumors than the cell line-based models used in traditional cancer research. Our models also offer the ability to test the effects of therapeutic candidates on human tumors with varied genetic backgrounds.

Our Approach: Targeting Key Pathways of Cancer Stems Cells

Our goal is to significantly improve cancer treatment by specifically targeting the key biologic pathways required for the maintenance, proliferation and survival of CSCs. Among these important regulatory signals, we are initially targeting the Notch, Wnt and RSPO-LGR pathways. Additionally, we are actively researching new pathways that appear to be important in the regulation of CSCs. Our basic approach has been to develop antibodies and other protein-based therapeutics that target the extracellular and cell surface proteins that are critical to the activation of these pathways.

The Notch and Wnt pathways play key roles in embryonic development by regulating the fate of cells and tissues in normal organ development. Additionally, these pathways have long been known to be critical for the maintenance of stem cells and have been centrally linked to cancer. For example, Notch proteins are known to be activated by mutations in hematologic malignancies. The Wnt pathway is frequently activated by mutations in colon cancer. Our approach has been to (1) develop specific antibodies against key extracellular proteins that regulate the Notch and Wnt pathways, (2) characterize these antibodies in detail to assess their binding affinities and ability to inhibit the target protein and (3) optimize their biophysical properties to ensure their high quality of production for ultimate development and commercial manufacturing. To support these efforts, we have developed an advanced understanding of Notch- and Wnt-pathway biology and have developed proprietary tools and reagents to aid in the evaluation of candidate antibodies and enhance our understanding of mechanisms underlying pathway inhibition. Through this approach, we have been successful in generating specific antibodies that block the Notch and Wnt pathways, and we believe that we were among the first companies to initiate clinical trials with antibodies targeting these pathways.

The RSPO-LGR pathway is comprised of a family of four cell signaling ligands known as R-spondins 1-4 and three related receptor proteins, LGR4-6. This pathway has been highlighted as a key pathway in adult tissue stem cells and has been linked to the development of cancer. We have identified antibodies targeting this pathway. We are progressing these antibodies in preclinical development.

Inhibition of CSC pathways has been shown to result in synergistic inhibition of tumor growth when combined with chemotherapeutic agents. Furthermore, we have shown that inhibition of these stem cell pathways drives differentiation of CSCs toward a non-tumorigenic state. These CSC-directed agents hold the potential promise of dramatically improving cancer treatment. As a result of our efforts to discover novel antibody and protein-based treatments targeting CSCs, three of our product candidates are in clinical trials, a new IND was accepted in May 2012, with the corresponding product candidate expected to enter the clinic in June or July 2012, a second IND application is on track for filing in 2012 and an additional two potential IND filings are projected for 2013.

Our Product Candidates and Preclinical Programs

The following table summarizes the status of our product candidates and preclinical programs, each of which will be described and discussed in further detail below.

Demcizumab (OMP-21M18, Anti-DLL4)

Demcizumab (OMP-21M18) is a humanized monoclonal antibody that targets DLL4 in the Notch signaling pathway. By binding DLL4, demcizumab inhibits the ability of DLL4 to activate cell signaling via the Notch receptors. Our preclinical studies demonstrated that demcizumab possesses several anti-tumor mechanisms, including the ability to selectively eliminate CSCs and to disrupt the normal tumor vasculature. Demcizumab has shown activity in multiple solid tumor types and is in Phase Ib trials in first-line pancreatic and non-small-cell lung cancers in combination with standard-of-care chemotherapy. We expect that data from the Phase Ib trials will be presented in 2013. We have worldwide rights to this program.

We initiated a single-agent Phase Ia trial in advanced solid tumor patients in 2008 and completed the trial in 2011. A total of 55 patients were treated in the trial. This single-agent trial showed promising evidence of single-agent activity in heavily pretreated patients. This evidence includes a partial response in a refractory pancreatic cancer patient and stable disease in patients with a variety of solid tumors, including refractory NSCLC, rectal cancer and renal cell carcinoma, as measured by the Response Evaluation Criteria in Solid Tumors, or RECIST, criteria, as described in the publication by Therasse et al (JNCI vol. 92, No. 3, 2000). A RECIST partial response means that there has been at least a 30% decrease in the sum of the diameters of measurable tumor lesions, taking as reference the baseline sum diameters, and that there has been no growth of new or non-measurable tumor lesions. RECIST stable disease means that there has been less than a 30% decrease and no more than a 20% increase in the sum of the diameters of measurable tumor lesions, taking as reference the smallest sum of measurable tumor lesions since treatment started, and that there has been no growth of new target or non-measurable tumors. Additionally, a patient with refractory ovarian cancer, who had previously experienced progression on 12 prior chemotherapy regimens, obtained stable disease with demcizumab treatment lasting for over 570 days. At the highest dose of demcizumab tested, or 10 mg/kg every other week, a disease control rate (for this study, the proportion of patients with RECIST partial response or stable disease) was 64% out of 25 evaluable patients. We believe this evidence of anti-tumor activity is encouraging, particularly given that the median number of prior therapies received by this advanced solid tumor patient population was four, with a range of one to 12 prior therapies.

Depicted below is a waterfall plot analysis that reveals the best percent change in measurable tumor lesions for the 47 patients enrolled in the Phase Ia trial who had measurements of their target disease at trial entry and at a subsequent tumor assessment timepoint. In the Phase Ia trial, patients underwent a radiographic assessment of their tumor at baseline (prior to start of treatment), around day 56 of the trial and then every 12 weeks while on the trial. The sum of the size of the target lesions (cm) from each response assessment was compared to the sum of the size of the target lesions (cm) at baseline and a percent change was calculated for each response assessment—this value is the percent change in target lesions size. A percent change in target lesions size is calculated at each tumor assessment time-point on study and the “best percent change in target lesions size” is the lowest percentage calculated out of all of the assessed time-points on study. This result is distinct from RECIST response, which considers non-target (non-measurable) lesions, the occurrence of any new lesions (either target or non-target lesions) and clinical data. Waterfall plot figures utilize this “best percent change in measurable target tumor lesions” analysis. Notably, several of the patients in the Phase Ia trial, depicted in the waterfall plot below, had decreases in their tumor measurements.

% Change in Tumor Target Lesions Size

Doses represent mg/Kg once every other week unless denoted by * representing mg/Kg once weekly dosing

It is important to note that Phase I clinical trials enroll cancer patients with advanced and refractory tumors. These patients have had tumor progression on numerous anti-cancer therapies, and, in some cases, the patients have developed lasting side effects from their prior anti-cancer therapy. Phase I investigators determine, based on a number of factors, whether an adverse event encountered by a patient is related to or not related to the product candidate. The relationship of an adverse event to a product candidate that a patient encounters on a Phase I clinical trial can in some cases be difficult for the investigator to definitively ascertain. Additionally, the lack of a placebo-control comparator arm on Phase I trials further complicates the ability to assess the relationship between an adverse event and a product candidate under study.

Based on a data cut-off of January 19, 2012 for the Phase Ia trial, the toxicity profile of demcizumab included cardiovascular events, including hypertension which was generally manageable. Hypertension was the most common treatment-related adverse event and was seen in approximately a third of patients. Other treatment-related demcizumab adverse events (for all Common Terminology Criteria for Adverse Events, or CTCAE, grades) across the dose levels tested that occurred in at least 10% of patients were: fatigue, anemia, diarrhea, headache, nausea, hypoalbuminemia, blood pressure increase, dizziness, and dyspnea. In a few patients on trial, clinical congestive heart failure was seen, particularly in patients who were treated with high doses of demcizumab with more frequent administration for prolonged periods of time (greater than 100 days). Three patients had clinical congestive heart failure (grade 3) with a greater than 10% decline in left ventricular ejection fraction, or LVEF, on echocardiogram that occurred in the normal range in two of the three patients. One patient had clinical congestive heart failure (CTCAE grade 4) with a decline in LVEF from normal to 37%. All of these patients had improvement in their cardiac function with discontinuation of demcizumab and initiation of cardio-protective medications, like ACE-inhibitors. These events were considered treatment-related and resulted in demcizumab being put on partial clinical hold, meaning that the patients on study could continue to receive treatment but new patients could not be started in the United States during the Phase Ia clinical development program. The Phase Ia trial completed in November 2011 and interim results from this first-in-human trial were presented at the 22nd EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Berlin in 2010.

Prior to the single-agent Phase Ia partial clinical hold, we had initiated, in 2010, three Phase Ib clinical trials of demcizumab in combination with chemotherapy based on the single-agent data from our Phase Ia trial and our preclinical datasets. One trial is enrolling first-line advanced pancreatic cancer patients, assessing safety and efficacy of demcizumab in combination with standard-of-care gemcitabine, a second trial is enrolling first-line advanced NSCLC patients, assessing safety and efficacy of demcizumab in combination with standard-of-care carboplatin and pemetrexed (Alimta®), and a third trial (which has been closed due to resource prioritization) enrolled first or second-line colorectal cancer, assessing safety and efficacy of demcizumab in combination with standard-of-care FOLFIRI chemotherapy.

When the toxicity events occurred during the Phase Ia trial, we paused the ongoing Phase Ib trials and amended the trials in Australia and New Zealand to include a risk mitigation plan to enhance the therapeutic index of demcizumab in an effort to maximize efficacy and manage tolerability. The risk mitigation plan included intermittent dosing of the drug, cardiac monitoring using B-type natriuretic peptide, or BNP, blood testing and echocardiography, and intervention with cardioprotective medication like angiotensin-converting enzyme inhibitors, or ACE inhibitors. Importantly, increases in BNP levels were noted in patients who developed declines in LVEF. We believe BNP represents a biomarker to monitor cardiac safety allowing for early intervention with cardio protective medication, such as ACE-inhibitors or carvedilol, and we also believe that intermittent dosing of demcizumab may enhance the therapeutic index of the drug, particularly in combination with chemotherapy. We presented this plan to the Phase Ib investigators and the Independent Ethics Committees in Australia, New Zealand and Europe where the trials were being conducted. The investigators and Independent Ethics Committees supported our approach and conduct of the Phase Ib trials, and the relevant clinical authorities were notified.

As of June 13, 2012, 39 patients have been enrolled and treated on Phase Ib trials combining demcizumab with chemotherapy. While it is difficult to compare across the Phase Ib trials where demcizumab is combined with different chemotherapy regimens, as of the database analysis of April 27, 2012, across the dose levels tested, fatigue was the most common treatment-related adverse event and was seen in approximately half of patients. Other treatment-related demcizumab adverse events (for all CTCAE grades) that occurred in at least 10% of patients were: nausea, vomiting, diarrhea, hypertension, neutropenia, dyspnea, rash, and headache. Since the database analysis of April 27, 2012, a patient on the Phase Ib NSCLC study encountered a cerebro-vascular accident, or CVA, 18 days after the last dose of demcizumab. The patent was 79 years old with advanced NSCLC who had achieved a RECIST partial response that lasted 140 days. Prior to the event, the treating physician had decided to discontinue the patient from the trial due to rapidly progressive cancer and referred the patient for hospice, where he subsequently died. Other confounding factors for the CVA were present in this patient, including pre-existing hypertension and hypercholesterolemia. The investigator assessed this event as possibly related to demcizumab and to the patient’s age and history of hypertension.

In these ongoing trials, we are using intermittent dosing or lower dosing of demcizumab and monitoring approaches to optimize the therapeutic index in an effort to maximize efficacy while managing tolerability. We have also conducted preclinical experiments using our tumor bank models, which demonstrated that intermittent dosing retains efficacy of demcizumab, while substantially reducing toxicity.

To date in our ongoing Phase Ib trials, although these trials are still enrolling new cohorts of patients, we have seen multiple early, objective responses and stable disease in the NSCLC and pancreatic cancer trials. In the trials, we have included independent data safety monitoring committees to oversee the trials and assess efficacy and safety and to determine potential dose escalation of demcizumab on a cohort-by-cohort basis. Specifically, in the trial in first-line NSCLC of demcizumab with standard-of-care carboplatin and pemetrexed (Alimta®) chemotherapy, as of the date of the data cut-off of April 27, 2012, 10 patients have been assessable for tumor response around day 56 of the trial. Some tumor shrinkage has been noted in nine of the 10 patients, ranging from 18% to 69% reduction in the size of tumors. Of these 10 assessable patients, six have achieved a RECIST partial response. The remaining four assessable patients have achieved stable disease. Some of these patients remain on the trial and continue to have clinical benefit, and to date, as reported by the investigators, two patients have remained progression free for more than one year. Importantly, the safety profile of demcizumab in combination with chemotherapy has been tolerable. We are further encouraged by the results to date, in that we have seen minimal or transient BNP rises, and no significant LVEF declines, in patients enrolled.

In the first-line pancreatic cancer trial of demcizumab with standard-of-care gemcitabine chemotherapy, as of the cut-off of April 27, 2012, seven patients have been assessable for tumor response around day 56 of the trial. Notable tumor shrinkage has been observed in four of the seven patients, ranging from 17% to 48% reduction in the sums of measurable tumors. Of these seven assessable patients, six have achieved a RECIST partial response or stable disease. Many of these patients remain in the trial and continue to have clinical benefit.

The following reflects data from these trials as of April 27, 2012:

In April 2012, the independent Data Safety Monitoring Board, or DSMB, for the NSCLC Phase Ib trial reviewed the comprehensive safety and efficacy information from the cohort of patients in that trial treated with demcizumab at 2.5mg/kg every three weeks with carboplatin and pemetrexed. The DSMB determined that dose escalation to the next cohort in that trial, which will be at a dose level of 5 mg demcizumab/kg every three weeks in combination with carboplatin and pemetrexed, should proceed. This cohort is now enrolling patients.

However, these trials are ongoing, and results may change over time as more patients are enrolled. Since intermittent and lower dosing and monitoring have been implemented, as of June 13, 2012, 10 patients have been treated on the Phase Ib NSCLC trial and eight patients have been treated on the Phase Ib pancreatic cancer trial. The number of patients enrolled on the trials after the amendments to the trials is currently small and the follow-up of these patients is still short in several of these patients. Thus, the safety and efficacy data could change over time as more patients are treated for longer periods of time. In total, we plan to enroll approximately 34 patients in each trial.

The results of these Phase Ib trials will inform our plans to enter Phase II with our demcizumab program. We intend to use the data generated from our ongoing Phase Ib trials to obtain authorization from regulatory authorities, including the FDA, to advance demcizumab to Phase II clinical trials in the United States and other countries. We plan to share these data utilizing our risk mitigation plan when we submit our future Phase II trial designs to the FDA and other regulatory authorities. We are actively evaluating potential Phase II trial designs in multiple solid tumor settings and expect to commence Phase II trials in 2013.

We believe demcizumab was the first Notch pathway antibody to enter clinical testing. We have completed and published or presented multiple preclinical studies demonstrating robust anti-tumor and anti-CSC activity in multiple solid tumor types, including pancreatic, lung, breast, colon, melanoma and ovarian cancers.

Anti-DLL4/Anti-VEGF Bispecific

We utilized our proprietary bispecific antibody technology to discover a monoclonal antibody that targets both DLL4 and VEGF. VEGF is the target for Avastin®, marketed by Genentech (Roche), which is currently approved and used to treat a number of solid tumors including colorectal, NSCLC, renal cell, brain and ovarian cancers and had worldwide revenues of $5.7 billion in 2011. We are conducting preclinical studies and plan to file an IND for this antibody in 2013. We believe our bispecific approach offers unique opportunity given the related biology of these two factors in regulating new blood vessel formation. We have generated data which suggest that simultaneous targeting of both DLL4 and VEGF can result in substantially improved anti-tumor activity compared to either anti-DLL4 or anti-VEGF alone. We have worldwide rights to this bispecific program.

Anti-Notch2/3 (OMP-59R5)

We identified an antibody, anti-Notch2/3 (OMP-59R5), that binds to both the Notch2 and Notch3 receptors. Originally identified from a screen against Notch2, the antibody cross-reacts with Notch3. Our anti-Notch2/3 antibody is a fully human antibody derived from phage display technology licensed from MorphoSys AG, or MorphoSys. Based on preclinical experiments, we believe OMP-59R5 exhibits two mechanisms of action: (1) by downregulating Notch pathway signaling, OMP-59R5 appears to have anti-CSC effects, and (2) OMP-59R5 affects pericytes, impacting stromal and tumor microenvironment.

We initiated a Phase Ia dose escalation trial in 2010, and are continuing to enroll advanced refractory solid tumor patients on the study. We presented interim results of this trial in a poster discussion session at the annual ASCO meeting in June 2012. In this trial, 30 patients have been treated in six dose-escalation cohorts at doses of 0.5, 1, 2.5, and 5mg/kg administered weekly, and 5 and 10mg/kg administered every other week. OMP-59R5 was generally well tolerated and established maximum tolerated doses (MTDs) of 2.5mg/kg weekly and 5mg/kg every other week for the product candidate. The dose limiting toxicity was diarrhea. Diarrhea appeared less pronounced with dosing every other week. As of June 13, 2012, we have enrolled 31 patients in this first-in-human Phase Ia trial. As assessed at the time of the last database analysis in April 11, 2012 for the first 27 patients, across the dose levels tested, diarrhea was the most common treatment-related adverse event and was seen in approximately two-thirds of patients. Other treatment-related adverse events that occurred in at least 10% of patients were: fatigue, nausea, decreased appetite, increased alanine aminotransferase, or ALT, dehydration, hypokalemia, vomiting, anemia, and thrombocytopenia. All of these events were CTCAE grade 1, 2 or 3 events. No grade 4 or 5 events have occurred on the trial to date. The pharmacokinetics of OMP-59R5 in patients was characterized by fast and dose-dependent clearance. However, pharmacodynamic analyses on surrogate and tumor tissue suggest that Notch pathway modulation is sustained for a week or more after dosing. At the time of the ASCO presentation, several patients (Kaposi’s Sarcoma, adenoid cystic carcinoma, liposarcoma, and rectal cancer) had prolonged stable disease for 56 or more days.

We expect to begin Phase Ib/II trials in 2012. Our Phase II trial will include an analysis of a predictive biomarker to identify patients that might derive the greatest benefit from OMP-59R5. OMP-59R5 is part of our collaboration with GSK. GSK has the option through the completion of certain Phase II trials to obtain an exclusive license to OMP-59R5.

Anti-Notch1 (OMP-52M51)

Our anti-Notch1 antibody, OMP-52M51, is a humanized monoclonal antibody, and has shown substantial activity in Notch-dependent tumors in preclinical studies. We have advanced OMP-52M51 into preclinical studies and are planning to file an IND in 2012. OMP-52M51 may have potential utility in hematologic malignancies and other cancers. Certain hematologic malignancies have mutations that increase Notch1 signaling activity and may be a primary driver of tumor growth as well as resistance to chemotherapy. It is possible that diagnostic tests for activated Notch1 may be used to identify patients most likely to benefit from this therapy in certain hematologic malignancies. We are planning to include an analysis of possible predictive biomarkers in future clinical trials for OMP-52M51 to identify patient subsets where activity is likely to be strongest. Certain solid tumors and hematologic cancers may represent ideal opportunities to test our product candidate in focused patient populations. OMP-52M51 is part of our collaboration with GSK. GSK has a standard option during certain time periods through the completion of specified Phase II trials to obtain an exclusive license to OMP-52M51 or, in some cases, an early option during certain time periods through completion of certain Phase I trials to obtain an exclusive license.

Anti-Fzd7 (OMP-18R5)

Our anti-Fzd7 antibody, OMP-18R5, is a fully human monoclonal antibody that modulates Wnt pathway signaling by binding to Frizzled receptors 1, 2, 5, 7 and 8. The antibody was identified from a phage display library licensed from MorphoSys by screening against Fzd7. We initiated Phase I clinical testing of OMP-18R5 in 2011. Preclinically, we have observed strong anti-tumor activity in combination with multiple types of chemotherapies in solid tumor models, including pancreatic, breast, lung, melanoma and other tumors. In addition to synergy in reducing tumor volume with chemotherapy, OMP-18R5 reduces CSC frequency in our preclinical models. It also induces differentiation of tumorigenic cells to cell types that are less tumorigenic and more susceptible to conventional chemotherapy. OMP-18R5 is in a solid tumor, single-agent dose escalation Phase I trial, with data expected to be presented in 2013. This is an ongoing clinical trial that has enrolled a few dose-escalation cohorts. We have limited clinical data to date. Based on a database analysis cut-off date of April 26, 2012, the treatment-related adverse events across the dose levels tested included, for example, vomiting, diarrhea, fatigue, anemia and a case of compression fracture. We are actively planning potential Phase Ib and/or Phase II trials, pending further results from the single-agent Phase I trial. OMP-18R5 is part of our collaboration with Bayer. Bayer has an option to license OMP-18R5 at any point through completion of certain Phase Ib trials.

Fzd8-Fc (OMP-54F28)

Fzd8-Fc (OMP-54F28) is our second Wnt pathway modulator. We filed an IND application for OMP-54F28 that was accepted in May 2012 and we expect it to enter the clinic in June or July 2012. OMP-54F28 is a fusion protein, or decoy receptor, containing a subset of the Fzd8 receptor fused to human Immunoglobulin Fc domain. It has a distinct mechanism of action versus anti-Fzd7 (OMP-18R5)—binding Wnt ligands rather than binding Frizzled receptors. OMP-54F28 has shown evidence of anti-tumor activity and reduction of CSC frequency in multiple preclinical models either as a single agent or when combined with chemotherapy. OMP-54F28 is part of our collaboration with Bayer. Bayer retains an option to license OMP-54F28 at any point through the completion of certain Phase Ib clinical trials. In addition, we entered into a manufacturing services agreement with Bayer HealthCare LLC whereby Bayer HealthCare LLC manufactures bulk drug substance for this program.

Wnt-Pathway Small Molecules

As part of our Bayer collaboration, we and Bayer have jointly initiated discovery campaigns to identify small molecule inhibitors of the Wnt pathway. We have developed assay technologies and transferred those to Bayer. Bayer is utilizing its extensive medicinal chemistry assets and capabilities to discover small molecule drug candidates that modulate Wnt signaling, and we are employing our Wnt technology to evaluate candidate compounds as a basis for advancing them into development. The programs were initiated in 2010 and are in the discovery stage.

RSPO-LGR Pathway

In 2007, we identified that the R-spondin, or RSPO, ligands signal through the LGR receptor family and filed patents applications on therapeutic techniques based on this discovery. We believe we have a significant intellectual property position on antibodies that disrupt RSPO-LGR pathway signaling. We have identified antibodies to proteins in this family that modulate RSPO-LGR signaling and have generated preclinical data demonstrating activity. We plan to file our first IND on a RSPO-LGR pathway targeting antibody in 2013. We have worldwide rights to all of our RSPO-LGR pathway programs.

Other Pathways/Discovery Programs

We continue to pursue drug discovery activities based on our scientific expertise and proprietary suite of drug discovery technologies. We have multiple other potential target opportunities that we are elucidating from a biological standpoint, and over time we anticipate future potential product candidates to emerge.

Our Proprietary Drug Discovery Platform

Since our founding, we have developed a suite of proprietary technologies which enables us to identify, isolate and evaluate CSCs, identify and/or validate multiple potential targets critical to CSC self-renewal and differentiation, discover targeted antibody and other protein-based therapeutics that modulate these targets and prevent the growth of CSCs, robustly test for in vivo efficacy and identify potential biomarkers. We believe that the use of these unique technologies described below provides a competitive advantage in cancer drug discovery and development.

Cancer Stem Cell Technologies

We have developed advanced technologies for identifying, isolating and evaluating CSCs. These technologies include proprietary markers and gene signatures for analyzing the subpopulation of CSCs in patient-derived tumor samples.

Our expertise in isolating and monitoring CSCs using specific surface markers enables our scientists to evaluate the importance of specific targets associated with key biologic pathways implicated in both stem cell biology and cancer. To aid new target discovery, we created a novel single-cell gene expression analysis platform to identify genes that are critical to CSC self-renewal and differentiation. This platform originated from our work with Fluidigm Corporation to access their microfluidics technologies. We use our proprietary gene signatures to identify differences between stem cell and progenitor cell populations in normal and cancerous tissues, which can lead to the identification of new anti-CSC targets.

In addition, we have developed proprietary methodologies to functionally define the effect of therapeutics on CSC populations. These methodologies include proprietary assays that can quantitatively measure CSC frequency before and after treatment.

Antibody Technologies

We utilize several robust technologies for the discovery and optimization of our antibody and protein-based therapeutics, including multiple proprietary technologies. We also have significant experience in biologics cell line and process development.

Mammalian Display Technology

We have developed a proprietary mammalian display antibody technology that enhances our ability to find rare and unique antibody product candidates. This technology utilizes flow cytometry to isolate mammalian cells expressing antibodies on the cell surface with desired characteristics from large libraries of candidate antibodies. We can also utilize this technology to fine-tune the characteristics of newly discovered antibodies.

Bispecific Antibody Technology

We have also developed a proprietary bispecific antibody technology, which has been used to generate our anti-DLL4/anti-VEGF antibody and is being used by our research group to generate other novel product candidates. This technology increases the potential for additional innovative antibodies that leverage the potential synergistic activity that we have observed with certain combinations of therapeutic targets.

Hybridoma Technology

We have substantial expertise in hybridoma technologies for isolating antibodies from mice, including proprietary multiplex single-cell screening techniques. This capability includes the ability to often identify antibodies that cross-react with similar affinity to targets in human, cynomolgus monkey, rat, mouse and other species useful to facilitate drug development and toxicology testing. Humanized antibody product candidates derived from this effort include demcizumab and anti-Notch1 (OMP-52M51).

Antibody Production and Manufacturing

We also have assembled significant expertise in biologics production. We conduct cell line development and process development in-house, and utilize contract manufacturing organizations for actual production of drug product and drug substance materials. We believe this approach allows us to generate quality antibody and biologic materials in a capital-efficient manner.

Human Tumor Bank and Xenograft Models

We have developed a proprietary human tumor xenograft bank. This tumor bank consists of over 140 established tumors sourced from patients with various types of cancer, including pancreatic, breast, colon, lung, ovarian, melanoma and other cancers. We implant these tumors in mice and utilize these models to identify and validate genes that drive tumor growth, to screen for anti-tumor activity of our product candidates, to evaluate the effects of product candidates on CSCs and to identify biomarkers that can be used to identify patients most likely to respond to our therapeutic candidates. Additionally, we use our patient-derived tumor xenograft model to identify possible indications and assess various dosing regimens that can be evaluated in our clinical trials. We believe these patient-derived models are more representative of the clinical features of human tumors than the cell line-based models used in traditional cancer research, and our models also offer the ability to test the effects of therapeutic candidates on human tumors with varied genetic backgrounds.

We have characterized these tumor xenografts in detail, including sequencing of key genes that are known to drive cancer, histology analysis, single nucleotide polymorphism (SNP) assessment, characterization of gene amplifications and deletions, and gene expression profiling. This characterization is useful for us to correlate response of our agents in relation to the genetic background and biochemical characteristics of the tumor and in the development of predictive patient selection strategies. For example, we have identified key biomarkers in a subset of our tumor xenografts that appear to strongly correlate with robust single-agent response to our anti-Notch1 (OMP-52M51) product candidate. Additionally, our established tumor xenograft models encompass many of the clinically relevant patient subgroups (e.g., triple-negative breast cancer, B-Raf mutated melanoma and K-Ras wild-type colorectal cancer) that we can analyze to help inform our clinical development strategies. Our data, as well as other published reports, indicate that these models may be predictive of clinical responses to an antibody.

Biomarker Discovery

We have established capabilities for analyzing both predictive and pharmacodynamic biomarkers extensively in our preclinical studies and also in our clinical trials.

Predictive biomarkers are useful in identifying subsets of cancer patients with an increased probability of responding favorably to a particular treatment. We have utilized our collection of patient-derived xenograft models and discovered predictive biomarkers that correlate with response in preclinical studies for several of our lead molecules.

Pharmacodynamic biomarkers are useful for determining whether a therapeutic is effectively modulating its intended target—information that is critical for optimizing the dose and schedule for delivery of therapeutics. We conduct multiple pharmacodynamic analyses to look at gene, RNA expression and protein changes in response to our agents in tumor biopsies, circulating tumor cells and surrogate tissues. Using state-of-the-art methods, including single-cell gene expression technology, we have demonstrated on-target pharmacodynamic effects for both our demcizumab and anti-Notch2/3 (OMP-59R5) product candidates.

Collaboration and License Agreements

Strategic Alliance with GSK

In December 2007, we entered into a strategic alliance with GSK to develop anti-CSC antibody therapeutics targeting the Notch signaling pathway. Under this collaboration, GSK has an option to obtain an exclusive license to develop and commercialize such antibody therapeutics, which may be exercised during defined time periods through completion of Phase II proof-of-concept trials. We lead research and development efforts for Notch pathway programs prior to GSK’s exercise of its option.

Upon execution of the original collaboration agreement with GSK, we received $35.0 million in cash, comprised of $17.5 million in an upfront payment and $17.5 million in the form of an equity investment. We were originally eligible to receive from GSK payments totaling up to approximately $1.4 billion for up to four product candidates, including the upfront amount and payments due upon the achievement of specified research, development, regulatory and commercial milestones and option exercise fees.

In July 2011, we amended the collaboration agreement with GSK. The parties agreed to focus the collaboration on the development of two product candidates, anti-Notch2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). GSK also agreed to terminate its options to obtain an exclusive license to develop and commercialize demcizumab (OMP-21M18, or anti-DLL4), and bispecific antibodies targeting DLL4 and VEGF. Under certain circumstances we may owe GSK single-digit percentage royalties on net product sales of demcizumab. In the amendment, we and GSK also agreed to cease all further discovery and research activities under the collaboration on programs other than OMP-59R5 and OMP-52M51. GSK retains its option to exclusively license OMP-59R5, which may be exercised during certain time periods through the end of proof-of-concept Phase II trials. GSK also has an option to exclusively license OMP-52M51, which may be exercised during certain time periods through the end of either Phase I trials or proof-of-concept Phase II trials. If GSK exercises its option with respect to OMP-59R5 or OMP-52M51, GSK will receive an exclusive license to develop and commercialize such product candidate in all indications. We are eligible to receive from GSK, (1) with respect to OMP-59R5, aggregate payments of up to $344.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales, and (2) with respect to OMP-52M51, aggregate payments of up to $349.5 million, including an option exercise fee and development, regulatory and commercialization milestones, in addition to percentage royalties in the low double digits to high teens on net product sales. In addition, we are eligible to receive certain bonus payments based on clinical success. If GSK elects not to exercise its options for OMP-59R5 and/or OMP-52M51 during the relevant option periods, or if GSK terminates those programs, we will have worldwide rights to such program(s), subject to, under certain circumstances, GSK’s right of first negotiation to obtain an exclusive license to develop and commercialize OMP-52M51. We are responsible for funding all research activities we conduct under the collaboration prior to GSK’s exercise of its option for such product candidates. We intend to utilize our potential milestone payments from this collaboration towards advancement of our OMP-59R5 and OMP-52M51 programs.

Under our amended agreement with GSK, there are several committees, including a Joint Steering Committee, and Joint Clinical Subteam, among others, that meet regularly to discuss our activities in the collaboration. In general, decisions regarding development of a product candidate are made jointly through these committees prior to the exercise of GSK’s option with respect to the product candidate, except for in certain circumstances. For example, GSK has final decision-making authority with respect to the design of OMP-52M51 clinical trials, subject to certain pre-specified guidelines. Also for example, we have sole decision-making authority with respect to manufacture and supply matters for product candidates prior to option exercise. Following the exercise by GSK of its option for a product candidate, GSK generally assumes responsibility for all costs associated with further development of the product candidate and the Joint Steering Committee has no control over decisions relating to development of the product candidate for which the option was exercised.

We are obligated to utilize commercially reasonable efforts to progress both OMP-52M51 and OMP-59R5 into clinical development prior to GSK’s exercise of its option for such product candidates. We are responsible for funding all research activities we conduct under the collaboration prior to GSK’s exercise of its option for such product candidates. We intend to utilize our potential milestone payments from this collaboration towards advancement of our OMP-59R5 and OMP-52M51 programs. In general, while the Joint Steering Committee and other subteams may discuss resource allocation, they have no specific ability to control resource allocation with respect to product candidates being developed under our agreement with GSK and there are no explicit expenditure or investment requirements in our agreement with GSK. There are no provisions in our GSK agreement that would require us to explicitly allocate the proceeds of this offering among particular product candidates.

Our agreement with GSK will expire upon expiration of GSK’s payment obligations or at any time at which no product candidate that is subject to the collaboration agreement is being researched, developed or commercialized. Either party may terminate the agreement for any material breach by the other party that the breaching party fails to cure. GSK may terminate the agreement for any reason or no reason upon prior notice to us, either in its entirety or on a program by program basis. Either party may terminate the agreement upon bankruptcy or insolvency of the other party, and we may terminate the agreement if GSK challenges the licensed patents.

Strategic Alliance with Bayer

In June 2010, we entered into a strategic alliance with Bayer to discover, develop and commercialize novel anti-CSC biologic and small molecule therapeutics targeting the Wnt signaling pathway. Under this collaboration, Bayer may exercise its option to obtain an exclusive license to develop and commercialize biologic therapeutics in one or more defined biologic therapeutic classes. Bayer may exercise its option for such biologic therapeutics at any point up to the completion of Phase I trials. If Bayer exercises its option with respect to a class of biologic therapeutics, Bayer will receive an exclusive license to develop and commercialize all therapeutics in such class in all indications. Under this collaboration, we and Bayer also agreed to jointly conduct research to discover potential new small molecule therapeutics targeting the Wnt pathway, and we granted Bayer a non-exclusive license to our Wnt pathway assay technology for the research and development of such small molecule therapeutics. Bayer may, within a specified time period, elect to advance such small molecule therapeutics into development, and obtain an exclusive license to commercialize such therapeutics. Under our collaboration, we lead the discovery and development of biologic therapeutic products prior to Bayer’s exercise of its option, and Bayer leads discovery, development and commercialization of small molecule therapeutics. In addition to an upfront cash payment of $40.0 million, we are eligible to receive option fees and research, development, regulatory and commercial milestone payments of up to $387.5 million per program for each biologic therapeutic product successfully developed, in addition to royalties on net product sales. Percentage royalties for certain biologic product candidates are in the low double digits to high teens. For certain other biologic product candidates, percentage royalties are in the mid-single digits to low double digits. Bayer is obligated to make payments to us upon achievement of research, development, regulatory and commercial milestones, plus advancement fees, for small molecule therapeutics that could total up to $112.0 million per program, in addition to single-digit percentage royalties on net product sales. While the total number of potential programs is uncapped, the parties currently intend to advance up to five candidates. We may co-develop biologic therapeutic products to which Bayer obtains an exclusive license under specified circumstances. If Bayer elects not to exercise its options for any class of biologic therapeutic products under the collaboration during the relevant option periods, we will have worldwide rights to such program(s). In addition, under certain termination circumstances, we would also have worldwide rights to the terminated program(s).

Under our agreement with Bayer, there are several committees, including a Joint Steering Committee and a Joint Development Sub-Committee, among others, that meet regularly to discuss our activities in the collaboration. Decisions are generally made jointly through these committees through the Phase I stage of development. However, we generally have final decision-making authority with respect to the development of biologic product candidates during research, preclinical, and Phase I stages of development; and Bayer generally has final decision-making authority with respect to development of small molecule projects and also with respect to biologic product candidates in later-stages of development, following Bayer’s exercise of its option with respect to such biologic product candidates.

We are obligated to utilize commercially reasonable efforts to advance a certain number of biologic product candidates into clinical development prior to Bayer’s exercise of its option for such product candidates. We are responsible for funding all research and development activities for a given class of biologic therapeutics under the collaboration prior to completion of certain Phase I trials for that therapeutic class. We intend to utilize our potential milestone payments from this collaboration to advance our Wnt pathway programs. In general, while the Joint Steering Committee and other committees may discuss resource allocation in the course of reviewing development plans, they have no specific ability to control resource allocation with respect to product candidates covered by the collaboration agreement and there are no minimum expenditure or investment requirements with respect to the product candidates covered by our agreement with Bayer. There are no provisions in our Bayer agreement that would require us to explicitly allocate the proceeds of this offering among particular product candidates.

Our agreement with Bayer will expire upon expiration of Bayer’s payment obligations, or if Bayer fails to exercise all of its options within the required time periods. Either party may terminate the agreement for any material breach by the other party that the breaching party fails to cure. Bayer may terminate the agreement for any reason or no reason upon prior notice to us, either in its entirety or with respect to certain classes of compounds subject to the collaboration. Either party may terminate the agreement upon bankruptcy or insolvency of the other party, and we may terminate the agreement if Bayer challenges the licensed patents.

In April 2011, we entered into a clinical manufacturing agreement which expanded our alliance with Bayer. Pursuant to this agreement, Bayer HealthCare LLC agreed to manufacture Fzd8-Fc (OMP-54F28) at its Berkeley, California site to support our clinical development activities.

The University of Michigan

In January 2001, Cancer Stem Cell Genomics, Inc. entered into a license agreement with the Regents of the University of Michigan, or the University of Michigan. In 2004, Cancer Stem Cell Genomics, Inc. merged with and into us, and we assumed this license agreement with the University of Michigan. Under the agreement and in exchange for certain additional consideration, the University of Michigan has granted to us an exclusive, royalty-bearing, worldwide license under certain patent rights, and a nonexclusive, worldwide license under certain technologies, to make, have made, import, use, market, offer for sale or sell products and to practice processes for any use, including human therapeutic or diagnostic use, that are covered by the licensed patents. Technologies covered by the licensed patents include certain enriched CSC compositions, CSC markers, diagnostic methods, as well as certain therapeutic methods using certain anti-CSC antibodies. Additional details regarding the patent rights exclusively licensed to us under the agreement are described in more detail below under “—Intellectual Property.” The University of Michigan reserved certain rights to the licensed patents for noncommercial research and education purposes.

We are required to pay to the University of Michigan an annual license maintenance fee and reimburse the University of Michigan for expenses associated with the prosecution and maintenance of the licensed patents, both of which are credited towards future royalty payments. We are also required to pay to the University of Michigan percentage royalties in the low single digits based on net sales by us or our sublicensees of products or processes covered by the licensed patents until expiry of the patents. With respect to one family of licensed patent applications that does not relate to any of our seven lead therapeutic programs, we are also required to pay a tiered, single-digit percentage of any sublicense revenues, including any upfront or milestone payments, received from any sublicensees under such family of patents. Once the University of Michigan has received $10.0 million in royalties, we may, at our option, convert the license to a fully paid-up license provided we transfer to the University of Michigan shares of our non-voting capital stock equal to 0.25% of the fully diluted number of shares outstanding at the time of our election. We are required to use commercially reasonable efforts to develop and commercialize products and processes within certain time periods.

If not terminated earlier, this agreement terminates upon the expiration of all patent rights licensed under this agreement. Either party may terminate the agreement for any material breach by the other party that the breaching party fails to cure. We may terminate the agreement at any time upon expiration of a defined notice period.

MorphoSys

In June 2006, we entered into a subscription and license agreement with MorphoSys. Under this agreement, we obtained access to certain phage display technologies, as well as a research license under certain patents covering such technologies, to identify antibodies that bind targets of interest to us as therapeutics. Under this agreement, we have obtained two exclusive, worldwide, commercial therapeutic licenses from MorphoSys to clinically develop and commercialize antibodies identified using the licensed technologies, which relate to anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), respectively. We also obtained from MorphoSys a worldwide, non-exclusive, royalty-free extended research license to use certain antibodies identified during the subscription term for research purposes after the subscription term. As of March 31, 2012, we have paid MorphoSys an aggregate of €3.7 million (approximately $5.3 million) under the subscription and license agreement, including technology access fees and subscription fees. The Company additionally paid $47,000 for support fees. Under our amended agreement with GSK, GSK reimburses us for 50% of the payments we make to MorphoSys for OMP-59R5 under the MorphoSys agreement, and we have received a total of $992,000 from GSK in such reimbursements as of March 31, 2012.

For the extended research license, which lasts through 2015, we must pay MorphoSys an annual license maintenance fee of €20,000. For the commercial therapeutic licenses, we must make milestone payments upon achievement of certain events and tiered, single-digit percentage royalties on net sales of licensed products on a country-by-country basis. We may owe MorphoSys up to €5.8 million in future milestone payments for each product developed using the licensed antibodies if all milestone events are achieved, primarily in Phase III clinical trials and later development. GSK would reimburse us for 50% of such payments for OMP-59R5. If we do not diligently pursue the development and commercialization of at least one product with respect to each commercial therapeutic license we have obtained from MorphoSys, then MorphoSys has the right to terminate that license if the failure to use diligence is not cured within a defined notice period.

This agreement will remain in effect, unless terminated, until the earlier of the time at which the last commercial license terminates or the date all obligations to pay all royalties have ceased. Either party may terminate the agreement in the event of an uncured material breach by the other party.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, novel biological discoveries, antibody technologies, biomarkers, screening technologies and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S., international and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

As a normal course of business, we pursue both composition-of-matter patents and method-of-use patents for our product candidates. We also seek patent protection with respect to novel biological discoveries, including new targets and applications, as well as to biomarkers and novel antibody technologies. We are also pursuing patents covering our proprietary screening and CSC technologies.

We have a total of over 200 patents and pending patent applications in our patent portfolio. As of March 31, 2012, we were sole owners of nine issued patents or allowed patent applications in the United States and seven issued patents or allowed patent applications in foreign jurisdictions, as well as approximately 156 additional pending patent applications (including provisionals) in the United States, Europe and other jurisdictions. In addition to the patents and patent applications owned solely by us, our patent portfolio also includes patents and patent applications licensed from the University of Michigan. As of March 31, 2012, we had an exclusive, worldwide license from the University of Michigan to nine issued U.S. patents or allowed U.S. patent applications and approximately 12 additional pending U.S. patent applications, as well as to four issued foreign patents or allowed foreign patent applications and approximately 20 additional pending foreign applications. A few of the patents and patent applications in the portfolio licensed from the University of Michigan are jointly owned by us.

The patent portfolios for our five most advanced product candidates as of March 31, 2012 are summarized below.

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Demcizumab (OMP-21M18). A core patent family in our demcizumab portfolio is owned solely by us and covers both the composition of matter and methods of use of demcizumab and includes an issued U.S. composition-of-matter patent, four issued foreign patents or allowed foreign patent applications, a pending U.S. patent application and approximately 17 additional pending foreign applications. The issued U.S. patent expires in 2028. Other patents that issue in this family will generally be expected to expire in 2027. As of March 31, 2012, our demcizumab portfolio also includes additional Patent Cooperation Treaty, or PCT, and U.S. patent applications solely owned by us that cover certain uses of demcizumab, including certain combination therapies and dosing schedules, which, to the extent they issue as patents, will generally be expected to expire in 2030 or

2031. Our demcizumab portfolio also includes an issued U.S. patent exclusively licensed from the University of Michigan that broadly covers the use of anti-DLL4 antibodies for the treatment of cancer and expires in 2022.

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Anti-Notch2/3 (OMP-59R5). A core patent family in our OMP-59R5 portfolio is owned solely by us and covers both the composition of matter and methods of use of OMP-59R5. As of March 31, 2012, this family included an allowed U.S. composition-of-matter patent application, one issued foreign patent and approximately 27 pending foreign applications. Patents that issue from applications in this family are expected to expire in 2029. We are also sole owners of an issued U.S. patent broadly covering OMP-59R5 that expires in 2028 and an allowed U.S. patent application broadly covering uses of OMP-59R5 in the treatment of cancer that, if it issues, is expected to expire in 2027. In addition, the patents exclusively licensed to us from the University of Michigan include two foreign patents expiring in 2025 that broadly cover the use of OMP-59R5 in certain combination therapies for certain cancers. Our portfolio also includes additional pending patent applications in the United States and certain foreign jurisdictions relating to OMP-59R5 or certain of its uses, which, to the extent they issue or are used to establish nonprovisional patent applications that issue, will generally be expected to have expiration dates ranging from 2021 through 2032.

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Anti-Notch1 (OMP-52M51). Our anti-Notch1 portfolio includes a core patent family that is owned solely by us and covers both the composition of matter and methods of using OMP-52M51. As of March 31, 2012, this family included one pending U.S. patent application, one issued foreign patent and approximately 27 pending foreign applications. Patents that issue from patent applications in this family are generally expected to expire in 2029. In addition, the patents exclusively licensed to us from the University of Michigan include two foreign patents expiring in 2025 that broadly cover the use of OMP-52M51 in certain combination therapies for certain cancers. As of March 31, 2012, our portfolio also includes a PCT application and other pending patent applications in the United States and certain foreign countries relating to OMP-52M51 or certain uses of OMP-52M51, which, to the extent they issue or are used to establish nonprovisional patent applications that issue, will generally be expected to have expiration dates ranging from 2021 through 2032.

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Anti-Fzd7 (OMP-18R5). A core patent family in our OMP-18R5 portfolio is owned solely by us and covers both the composition of matter and methods of use of OMP-18R5 and includes an issued U.S. composition-of-matter patent expiring in 2029, a pending U.S. patent application, an allowed foreign patent application and approximately 14 additional pending foreign applications. To the extent that the patent applications in this family issue, they are also expected to expire in 2029. Other U.S. and foreign patent applications (including a U.S. provisional application) in our portfolio relate to OMP-18R5 or certain of its uses and, to the extent they issue or are used to establish nonprovisional applications that issue, are expected to have expiration dates ranging from 2024 through 2032.

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Fzd8-Fc (OMP-54F28). We solely own a patent family that specifically covers both the composition of matter and methods of use of OMP-54F28 and, as of March 31, 2012, consisted of one pending U.S. patent application, one pending PCT application and two foreign national patent applications. Patents that issue from these patent applications are expected to expire in 2031. We are also the sole owners of a broad issued U.S. patent relating to certain Fzd-Fc biologics and uses of Fzd-Fc biologics in the treatment of cancer that expires in 2027. Additional U.S. and foreign pending patent applications in our portfolio that are solely owned by us relate to OMP-54F28 or certain uses of OMP-54F28 and, to the extent they issue or are used to establish nonprovisional patent applications that issue, are expected to expire in 2026 or 2032.

In addition to the patents and patent applications covering our five most advanced product candidates, our portfolio also includes patents and patent applications relating to our RSPO-LGR antibody program and our anti-DLL4/anti-VEGF bispecific antibody program, as well as to a variety of other anti-CSC agents. For instance, two issued U.S. patents solely owned by us broadly cover human or humanized monoclonal antibodies that disrupt binding of RSPO to LGR or disrupt RSPO activation of LGR and expire in 2028. Additional patent applications relating to RSPO antibodies and/or LGR antibodies and their uses are pending in the U.S and certain foreign jurisdictions, which, to the extent they issue or are used to establish nonprovisional patent applications that issue, are expected to expire in 2028 or 2032.

Our portfolio also includes patents and patent applications relating to our platform technologies, including CSC technologies, bispecific antibody engineering technologies and mammalian antibody display technologies. A number of the patents and patent applications exclusively licensed from the University of Michigan are based in part on the discovery by our scientific founders of CSCs in solid epithelial tumors and relate to enriched CSC compositions, CSC markers, methods for enriching for CSCs and/or assays for screening anti-CSC agents. One of the licensed U.S. CSC patents is jointly owned by us and covers certain assays for determining the effect of agents on CSC frequency in solid epithelial tumors. The patent expires in 2021. In addition, we are sole owners of a pending U.S. patent application and six foreign patent applications directed to our bispecific antibody technology, which, to the extent they issue, are expected to expire in 2030. We also have filed a U.S. patent application and a PCT application covering our mammalian display technology. Patents that issue from the mammalian display patent applications are expected to expire in 2031.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. Under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, products approved as a biological product under a BLA in the United States may qualify for a 12-year period of exclusivity. See “—Government Regulation— Biologics License Applications” below for additional information on such exclusivity. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors, including those involved in the filing of a biologics license application, or BLA.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary position for our product candidates and technologies will depend on our success in obtaining effective claims and enforcing those claims once granted. However, patent applications that we may file or license from third parties may not result in the issuance of patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. The issued patents that we own, or may receive in the future, may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States that also claim technology or therapeutics to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

Our commercial success, like the commercial success of other companies in our industry, will depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. We or our collaborators may not have rights under some patents that may cover the composition of matter, manufacture or use of product candidates that we seek to develop and commercialize, drug targets to which our product candidates bind, or technologies that we use in our research and development activities. As a result, our ability to develop and commercialize our product candidates may depend on our ability to obtain licenses or other rights under such patents. The third parties who own or control such patents may be unwilling to grant those licenses or other rights to us or our collaborators under terms that are commercially viable or at all. Third parties who own or control such patents could bring claims based on patent infringement against us or our collaborators and seek monetary damages and to enjoin further clinical testing, manufacturing and marketing of the affected product candidates or products. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. If a third party commences a patent infringement action against us, or our collaborators, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation. If we do not settle and are not successful in defending against any such patent infringement action, we could be required to pay substantial damages or we, or our collaborators, could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is claimed by the third party’s patent.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants, and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with selected consultants and collaborators. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses requiring invention assignment, to grant us ownership of technologies that are developed through a relationship with a third party.

Competition

We compete in the segments of the pharmaceutical, biotechnology and other related markets that address solid tumor cancers and hematologic cancers. We face significant competition from many pharmaceutical and biotechnology companies that are also researching and selling products designed to address these markets. Many of our competitors have materially greater financial, manufacturing, marketing, research and drug development resources than we do. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with our competitors.

It is possible that our competitors will develop and market drugs or other treatments that are less expensive and more effective than our product candidates, or that will render our product candidates obsolete. It is also possible that our competitors will commercialize competing drugs or treatments before we or our partners can launch any products developed from our product candidates. If approved for marketing by the FDA or other regulatory agencies worldwide, demcizumab or our other product candidates, would compete against existing cancer treatments such as Avastin®, Erbitux®, Yervoy™, chemotherapies and potentially against other novel drug candidates or treatments that are currently in development. Additionally, there are several additional monoclonal antibodies in development for cancer, including an anti-DLL4 antibody in Phase I trials from Regeneron/Sanofi (REGN421, also known as SAR153192).

In the Notch pathway, several companies, including Merck, Lilly, Pfizer and others, have attempted to advance small molecule gamma-secretase inhibitors, or GSIs, in clinical development. The advancement of these agents appears to have been complicated with toxicities, particularly gastrointestinal toxicity. While our Notch pathway targeting agents will also likely show signs of toxicity, we believe our approach of selectively modulating the Notch pathway, via highly-targeted antibodies, may offer improved therapeutic index over less-selective small molecule approaches such as GSIs. With respect to the Wnt pathway, we believe that there may be some early stage small molecule programs from other companies. We have limited knowledge as to the status and target specificity of these compounds, but we are not aware of any cancer therapies currently marketed or beyond Phase I development that specifically down-regulate Wnt pathway signaling. We believe our antibodies and protein-based therapeutics targeting the Wnt pathway have the potential to be first-in-class therapies in this pathway and may offer beneficial selectivity profiles.

Established pharmaceutical and biotechnology companies that are known to be involved in oncology research and currently sell or are developing drugs in our markets of interest include Amgen, Astellas, AstraZeneca, Bayer, BMS, Celgene, Genentech (Roche), GSK, Johnson & Johnson, Lilly, MerckSerono, Onyx, Pfizer, Regeneron, Sanofi, Teva and others. There are also biotechnology companies of various sizes that are developing therapies against CSCs, including Stemline Therapeutics, Inc. and Verastem, Inc., among others. These companies and others also compete with us in recruiting and retaining qualified scientific and management personnel, and in acquiring technologies complementary to, or necessary for, our programs.

Manufacturing

Our current product candidates are manufactured using specialized biopharmaceutical process techniques. We generally conduct mammalian cell line development and process development in house, and then transfer the production cell line and process to our contract manufacturers for bulk protein production. Our contract manufacturers to date have included Lonza and Bayer. If GSK or Bayer exercise their options for the further development of programs under their respective option and license agreements, they would assume sole manufacturing responsibility for the applicable product candidates. We rely on contract manufacturing organizations to produce other product candidates in accordance with the FDA’s current good manufacturing practices, or cGMP, regulations for use in our clinical trials. However, we currently rely on a single source supplier for our requirements of the bulk drug substance of each of our product candidates. The manufacture of drug and biologic products is subject to extensive cGMP regulations, which impose various procedural and documentation requirements and govern all areas of recordkeeping, production processes and controls, personnel and quality control. We expect to rely on contract manufacturers for the manufacture of clinical and commercial supplies of our compounds other than those product candidates for which GSK and/or Bayer have exercised their option.

We purchase quantities of our product candidates from our contract manufacturers pursuant to purchase orders that we place from time to time. If we were unable to obtain sufficient quantities of product candidates or receive raw materials in a timely manner, we could be required to delay our ongoing clinical trials and seek alternative manufacturers, which would be costly and time-consuming. We may consider adding secondary sources for manufacturing in the future.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of our product candidates. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, and export and import of our product candidates.

In the United States, the FDA regulates drugs, medical devices and biologic products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Our product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a Biologics License Application, or BLA, and approval by the FDA before being marketed in the United States. None of our product candidates has been approved by the FDA for marketing in the United States, and we currently have no BLAs pending. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us. The process required by the FDA before our biologic product candidates may be marketed in the United States generally involves the following:

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies all performed in accordance with the FDA’s current good laboratory practice, or cGLP, regulations;

■	submission to the FDA of an IND application which must become effective before human clinical trials in the United States may begin;

■	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication;

■	submission to the FDA of a BLA;

■	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations; and

■	FDA review and approval of the BLA prior to any commercial marketing, sale or shipment of the product.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, if at all.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical studies include laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Submission of an IND may result in the FDA not allowing the clinical trials to commence or not allowing the clinical trials to commence on the terms originally specified in the IND. A separate submission to an existing IND must also be made for each successive clinical trial conducted during drug development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be used. Each protocol must be submitted to the FDA as part of the IND. An independent institutional review board, or IRB, for each medical center proposing to conduct a clinical trial must also review and approve a plan for any clinical trial before it can begin at that center and the IRB must monitor the clinical trial until it is completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, requirements, including the requirements for informed consent.

All clinical research performed in the United States in support of a BLA must be authorized in advance by the FDA under the IND regulations and procedures described above. However, a sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA so long as the clinical trial is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial. We are conducting our demcizumab (OMP-21M18) Phase Ib clinical trials in Australia, New Zealand and Europe, and we are not currently enrolling these clinical trials in the United States. We designed our clinical trials to comply with FDA regulatory requirements for the use of foreign clinical data in support of a BLA, and we intend to utilize data from these demcizumab Phase Ib clinical trials in support of our future U.S. development and potential commercialization. We may pursue similar development strategies for our other product candidates. Presently, for our other clinical stage candidates anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), we are utilizing clinical research sites in the United States. We plan to include the United States, Europe and other territories in our later-stage clinical development program for our product candidates we develop independently prior to filing for a BLA with the FDA, or comparable applications with the EMA and other relevant regulatory agencies in global markets.

Clinical Trials

For purposes of BLA submission and approval, clinical trials are typically conducted in three sequential phases, which may overlap or be combined.

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Phase I clinical trials are initially conducted in a limited population of subjects to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients with severe problems or life-threatening diseases to gain an early indication of its effectiveness.

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Phase II clinical trials are generally conducted in a limited patient population to: evaluate preliminarily the efficacy of the product candidate for specific targeted indications in patients with the disease or condition under study; evaluate dosage tolerance and appropriate dosage; and identify possible adverse effects and safety risks.

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Phase III clinical trials are commonly definitive efficacy studies of the experimental medication. Phase III trials are typically conducted when Phase II clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile. Phase III clinical trials are generally undertaken with large numbers of patients, such as groups of several hundred to several thousand, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple, geographically-dispersed clinical trial sites.

In some cases, the FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the biologic’s safety and effectiveness after BLA approval. Such post-approval clinical trials are typically referred to as Phase IV clinical trials.

Concurrent with clinical trials, companies usually complete additional animal trials and must also develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the biologic in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Biologics License Applications

The results of preclinical studies and of the clinical trials, together with other detailed information, including extensive manufacturing information and information on the composition of the biologic, are submitted to the FDA in the form of a BLA requesting approval to market the biologic for one or more specified indications. The FDA reviews a BLA to determine, among other things, whether a biologic is safe and effective for its intended use.

Once a BLA has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. However, the review process is often significantly extended by FDA requests for additional information or clarification. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to BLAs within ten months of submission for standard review, but this timeframe is often extended. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of a BLA if the applicable statutory and regulatory criteria are not satisfied, or it may require additional clinical data or an additional Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data. Once the FDA approves a BLA, or supplement thereto, the FDA may withdraw the approval if ongoing regulatory requirements are not met or if safety problems are identified after the biologic reaches the market. Where a withdrawal may not be appropriate, the FDA still may seize existing inventory of such biologic or require a recall of any biologic already on the market. In addition, the FDA may require testing, including Phase IV clinical trials and surveillance programs to monitor the effect of approved biologics which have been commercialized. The FDA has the authority to prevent or limit further marketing of a biologic based on the results of these post-marketing programs.

A sponsor may also seek approval of its product candidates under programs designed to accelerate FDA review and approval of BLAs. For instance, a sponsor may seek FDA designation of a product candidate as a “fast track product.” Fast track products are those products intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. If fast track designation is obtained, the FDA may initiate review of sections of a BLA before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information. In some cases, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit under the FDA’s accelerated approval regulations. Approvals of this kind typically include requirements for appropriate post-approval Phase IV clinical trials to validate the surrogate endpoint or otherwise confirm the effect of the clinical endpoint. In addition, product candidates may be eligible for “priority review,” or review within a six month timeframe from the date a complete BLA is accepted for filing, if a sponsor shows that its product candidate provides a significant improvement compared to marketed products. When appropriate, we intend to seek fast track designation and/or accelerated approval for our biologics. We cannot predict whether any of our product candidates will obtain a fast track and/or accelerated approval designation, or the ultimate impact, if any, of the fast track or the accelerated approval process on the timing or likelihood of FDA approval of any of our proposed biologics.

Biologics may be marketed only for the FDA approved indications and in accordance with the provisions of the approved labeling. Further, if there are any modifications to the biologic, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Before approving an application, the FDA will inspect the facility or the facilities at which the biologic product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. The FDA may also inspect the sites at which the clinical trials were conducted to assess their compliance, and will not approve the biologic unless compliance with GCP requirements is satisfactory.

The testing and approval processes require substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. Even if we believe a clinical trial has demonstrated safety and efficacy of one of our product candidates for the treatment of a disease, the results may not be satisfactory to the FDA. Preclinical and clinical data may be interpreted by the FDA in different ways, which could delay, limit or prevent regulatory approval. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals which could delay or preclude us from marketing our product candidates. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, certain changes to the approved biologic, such as adding new indications, manufacturing changes or additional labeling claims, are subject to further FDA review and approval. Depending on the nature of the change proposed, a BLA supplement must be filed and approved before the change may be implemented. For many proposed post-approval changes to a BLA, the FDA has up to 180 days to review the application. As with new BLAs, the review process is often significantly extended by the FDA requests for additional information or clarification.

We believe that any of our products approved as a biological product under a BLA should qualify for a 12-year period of exclusivity currently permitted by the BPCIA. Specifically, the BPCIA established an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on their similarity to existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. There is a risk that, as proposed by President Obama, the U.S. Congress could amend the BPCIA to significantly shorten this exclusivity period or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The BPCIA is complex and is only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning is subject to uncertainty. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes that operate to limit the scope or length of exclusivity afforded by the BPCIA could have a material adverse effect on the future commercial prospects for our biological products. In addition, foreign regulatory authorities may also provide for exclusivity periods for approved biological products. For example, biological products in Europe may be eligible for a 10-year period of exclusivity.

Other Regulatory Requirements

Any biologics manufactured or distributed by us or our collaborators pursuant to FDA approvals would be subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the product. Manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution or withdraw approval of the BLA for that product.

The FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available biologics for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

Regulation of Diagnostic Tests

In the United States, the FFDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Diagnostic tests are classified as medical devices under the FFDCA. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval, or PMA approval.

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a preamendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device or predicate devices and assesses whether the subject device is comparable to the predicate device or predicate devices with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the subject device is substantially equivalent to the predicate device or predicate devices, the subject device may be cleared for marketing. The 510(k) premarket notification pathway generally takes from three to twelve months from the date the application is completed, but can take significantly longer. Moreover, in January 2011, the FDA announced twenty-five specific action items it intended to take to improve transparency and predictability of the 510(k) program. We anticipate that the changes may also result in additional requirements with which manufacturers will need to comply in order to obtain or maintain 510(k) clearance for their devices. These additional requirements could increase the cost or time for manufacturers seeking marketing clearances through the 510(k) process.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. The FDA’s review of an initial PMA application is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

On July 14, 2011, the FDA issued for comment a draft guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the draft guidance document, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the premarket application for the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible.

Healthcare Reform

In March 2010, the President signed one of the most significant healthcare reform measures in decades. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively known as the Affordable Care Act, substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. Additionally, the Affordable Care Act:

■	mandates a further shift in the burden of Medicaid payments to the states;

■	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

■	requires collection of rebates for drugs paid by Medicaid managed care organizations;

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requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, beginning January 2011; and

■	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

The Affordable Care Act also establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. Beginning in 2014, IPAB is mandated to propose changes in Medicare payments if it is determined that the rate of growth of Medicare expenditures exceeds target growth rates. The IPAB has broad discretion to propose policies to reduce expenditures, which may have a negative impact on payment rates for services, including imaging services. A proposal made by the IPAB is required to be implemented by the U.S. government’s Centers for Medicare & Medicaid Services unless Congress adopts a proposal with savings greater than those proposed by the IPAB. IPAB proposals may impact payments for physician and free-standing services beginning in 2015 and for hospital services beginning in 2020.

A number of states have challenged the constitutionality of certain provisions of the Affordable Care Act, and many of these challenges are still pending final adjudication in several jurisdictions as well as the United States Supreme Court. Congress has also proposed a number of legislative initiatives, including possible repeal of the Affordable Care Act. By way of example, in March 2012, the United States House of Representatives passed a bill that would repeal the provisions of the Affordable Care Act establishing the IPAB. At this time, it remains unclear whether there will be any changes made to the Affordable Care Act, whether in part or in its entirety.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. Most recently, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. Further, on September 19, 2011, President Obama presented his Plan for Economic Growth and Deficit Reduction to the Joint Select Committee, which includes $248 billion in Medicare savings over ten years ($240 billion of which comes from reducing and collecting Medicare payments incorrectly paid) and $73 billion in savings in Medicaid and other health programs. Beginning in 2017, the President’s proposal also shifts more of the Medicare costs to newly enrolled beneficiaries, including an increase in patient deductibles under Medicare Part B for certain beneficiaries, and increases Part B and Part D premiums for higher-income beneficiaries. The full impact on our business of the Affordable Care Act and other new laws is uncertain. Nor is it clear whether other legislative changes will be adopted, if any, or how such changes would affect the demand for our drugs once commercialized.

Third-Party Payor Coverage and Reimbursement

Although none of our drug candidates has been commercialized for any indication, if they are approved for marketing, commercial success of our drug candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels. Government payor programs, including Medicare and Medicaid, private health care insurance companies and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on drug coverage and reimbursement in the United States may cause reduced payments for drugs in the future include:

■	changing Medicare reimbursement methodologies;

■	fluctuating decisions on which drugs to include in formularies;

■	revising drug rebate calculations under the Medicaid program; and

■	reforming drug importation laws.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our drug candidates and operate profitably.

Other Healthcare Laws and Regulations

We are also subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include:

■

the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

■

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

■	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

■

the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

■

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and impact our financial results.

International Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future drugs. Whether or not we obtain FDA approval for a drug, we must obtain approval of a drug by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the drug in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future drugs.

Employees

As of March 31, 2012, we had 80 full-time employees, 27 of whom hold Ph.D.s, M.D.s, D.V.M.s, Pharm.Ds or multiple advanced degrees. Of our total workforce, 67 employees are engaged in research and development, and 13 employees are engaged in business development, finance, legal, human resources, facilities, information technology administration and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages. We believe that our relations with our employees are good.

Facilities

Our corporate headquarters are located in Redwood City, California, where we lease 45,690 square feet of office and laboratory space. In May 2006, the Company entered into a lease agreement for office and laboratory facilities in Redwood City, California. The lease term commenced in February 2007 for a period of seven years with options to extend the lease for two additional five-year terms. On December 22, 2010, the lease agreement was amended to extend the lease term for an additional five years, which expires in January 2019, with options to further extend the lease for two additional three-year terms.

We believe that our existing facilities are adequate for our current needs, as the facilities have sufficient laboratory space to house additional scientists to be hired as we expand. When our leases expire, we may exercise our renewal options or look for additional or alternate space for our operations and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of March 31, 2012:

NAME	AGE	POSITION(S)
Executive Officers
Paul J. Hastings	52	President, Chief Executive Officer and Director
John A. Lewicki, Ph.D.	60	Executive Vice President and Chief Scientific Officer
Jakob Dupont, M.D.	47	Senior Vice President and Chief Medical Officer
Sunil Patel	40	Senior Vice President, Corporate Development
William D. Waddill	54	Senior Vice President and Chief Financial Officer
Austin Gurney, Ph.D.	48	Senior Vice President, Molecular and Cellular Biology
Timothy Hoey, Ph.D.	53	Senior Vice President, Cancer Biology
Alicia J. Hager, J.D., Ph.D.	42	Vice President, Legal Affairs and Chief Patent Counsel

Non-Employee Directors
James Woody, M.D., Ph.D.	69	Chairman of the Board
James W. Broderick, M.D. (2)	44	Director
Terry Gould (1)	55	Director
Jack W. Lasersohn, J.D. (1)	59	Director
Laurence Lasky, Ph.D.	61	Director
Deepa R. Pakianathan, Ph.D. (1)	47	Director
Denise Pollard-Knight, Ph.D. (2)	52	Director
Jonathan D. Root, M.D. (2)	52	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Paul J. Hastings. Paul J. Hastings has served as our President and Chief Executive Officer and as a member of our board of directors since January 2006. From February 2002 to September 2005, Mr. Hastings served as President and Chief Executive Officer of QLT, Inc., a publicly-traded biotechnology company dedicated to the development and commercialization of innovative ocular products. From 2001 to 2002, Mr. Hastings served as President and Chief Executive Officer of Axys Pharmaceuticals, Inc., which was acquired by Celera Corporation in 2001. From 1999 to 2001, Mr. Hastings served as the President of Chiron BioPharmaceuticals, a division of Chiron Corporation. From 1998 to 1999, Mr. Hastings was President and Chief Executive Officer of LXR Biotechnology. From 1994 to 1998, amongst his positions of increasing responsibility at Genzyme, Mr. Hastings was Vice-President, Global Marketing, Genzyme Corporation; Vice-President, General Manager of Genzyme Therapeutics Europe; President, Genzyme Therapeutics Europe; and President, Genzyme Therapeutics Worldwide. Prior to that time, Mr. Hastings served as Vice President, Marketing and Sales and General Manager, Europe for Synergen, Inc. Since June 2011, Mr. Hastings has served on the board of directors of Pacira Pharmaceuticals, Inc., a publicly traded pharmaceutical company, where he serves as a member of its audit committee and chairman of its compensation committee. From September 2008 to November 2009, Mr. Hastings also served as chairman of the board of directors of Proteolix, Inc, which was acquired by Onyx Pharmaceuticals in 2010. From November 2000 to November 2007, Mr. Hastings also served on the board of directors of ViaCell, Inc., a publicly-traded biotechnology company that was sold to Perkin Elmer in 2007. Mr. Hastings currently serves as the Chairman of BayBio, a non-profit trade association serving the life science industry in Northern California, and as Vice Chair, Emerging Companies section of the Biotechnology Industry Organization. Mr. Hastings received a B.S. in Pharmacy from the University of Rhode Island.

Mr. Hastings has been chosen to serve on our board of directors due to his role as our President and Chief Executive Officer, his many years of experience in management positions at pharmaceutical and biotechnology companies and his current and past service on boards of directors of public companies.

John A. Lewicki, Ph.D. John A. Lewicki has served as our Executive Vice President and Chief Scientific Officer since December 2009, and previously served as our Senior Vice President, Research and Development from 2004. From 1983 to 2000, Dr. Lewicki served in various capacities at Scios, Inc., a public biopharmaceutical company that developed drugs for the treatment of cardiovascular, inflammatory and other diseases, including 12 years as its Vice President of Research, in which capacity he managed the company’s research organization across diverse therapeutic areas. Dr. Lewicki has authored or coauthored over 70 published papers and book chapters and is listed as an inventor on over 30 issued U.S. patents. Dr. Lewicki received a Ph.D. in Physiology/Pharmacology from the University of California, San Diego.

Jakob Dupont, M.D. Jakob Dupont has served as our Senior Vice President and Chief Medical Officer since January 2012 and previously served as our Vice President, Clinical Research since October 2011. From September 2006 to October 2011, Dr. Dupont served in various capacities at Genentech Inc., most recently as its Global Medical Director, Avastin from January 2011, in which capacity he oversaw the global medical strategy and late-stage medical program for Avastin®. Dr. Dupont served as Genentech’s Group and Associate Group Director and Global Clinical Leader for Avastin Breast and GYN Cancers from September 2009 to January 2011; Associate Group Director and Medical Director in charge of clinical development for the angiogenesis pipeline at Genentech from June 2008 to October 2009; Medical Director for Avastin® breast cancer, GYN cancer and melanoma development from March 2008 to June 2008; and Associate Medical Director for Avastin® breast cancer, GYN cancers and melanoma development from September 2006 to March 2008. Since February 2009, Dr. Dupont has also served as an adjunct clinical assistant professor at the Stanford University School of Medicine. Prior to joining Genentech in 2006, Dr. Dupont was a faculty member and laboratory researcher at Memorial Sloan-Kettering Cancer Center from January 2002 to September 2006. Dr. Dupont received an A.B. in Philosophy from Vassar College, received an M.A. in Philosophy from New York University, studied pre-medical sciences at Columbia University and received an M.D. from the Joan & Sanford I. Weill Medical College of Cornell University. Dr. Dupont completed his Medical Oncology Fellowship at Memorial Sloan-Kettering Cancer Center, his Internal Medicine Residency at the New York Presbyterian Hospital–Cornell Campus, and his Internal Medicine Internship at The University of Michigan Medical Center in Ann Arbor, Michigan.

Sunil Patel. Sunil Patel has served as our Senior Vice President, Corporate Development since July 2009. From September 2008 to June 2009, Mr. Patel served as the Vice President of Corporate Development & Marketing at BiPar Sciences Inc., a privately-held biotechnology company that focused on the development of cancer therapies and was acquired by Sanofi-Aventis S.A. in 2009. From May 2007 to August 2008, Mr. Patel served as the Vice President of Corporate Development at Allos Therapeutics, Inc., a publicly-traded biopharmaceutical company focused on the development and commercialization of cancer therapeutics. Prior to that time, Mr. Patel held corporate development, marketing, and strategy positions with Connetics Corporation, Abgenix, Inc. and Gilead Sciences, Inc. Mr. Patel also previously worked as a consultant with McKinsey & Company from 1998 to 2003. Since October 2010, Mr. Patel has served on the board of directors of Ligand Pharmaceuticals, Inc., a publicly-traded biotechnology company. Mr. Patel received a B.S. in Chemistry from the University of California Berkeley and an M.S. in Molecular Bioengineering/Biotechnology from the University of Washington.

William D. Waddill. William D. Waddill has served as our Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary since October 2007. From October 2006 to September 2007, Mr. Waddill served as the Senior Vice President, Chief Financial Officer of Ilypsa, Inc., a privately-held biotechnology company that developed drugs for the treatment of renal disease and was acquired in 2007 by Amgen, Inc. From February 2000 to September 2006, Mr. Waddill served as a principal at Square One Finance, with which he provided financial consulting and outside chief financial officer services to venture-backed companies. From December 1996 to February 2000, Mr. Waddill served as Senior Director of Finance and Administration at Exelixis, Inc., a biotechnology company focused on development of drug therapies for cancer and other proliferative diseases. He received a B.S. in Accounting from the University of Illinois, Chicago and certification as a public accountant (inactive) after working at PriceWaterhouseCoopers and Deloitte.

Austin Gurney, Ph.D. Austin Gurney has served as our Senior Vice President, Molecular and Cellular Biology since December 2009, and previously served as our Vice President of Molecular and Cellular Biology from 2004. Prior to that time, Dr. Gurney worked at Genentech, Inc., where his research contributed to the discovery of numerous growth factors and cytokines. Dr. Gurney has authored or co-authored more than 60 published scientific papers and is listed as an inventor on over 600 patents related to therapeutic applications in immunology and cancer. Dr. Gurney received a B.S. in Biology from Rensselaer Polytechnic Institute and a Ph.D. in Molecular and Cellular Biology from the Case Western Reserve University School of Medicine.

Timothy Hoey, Ph.D. Timothy Hoey has served as our Senior Vice President, Cancer Biology since January 2009, and previously served as our Vice President, Cancer Biology from 2005 to January 2010. Prior to that time, Dr. Hoey served as Director, Biology Department at Amgen (San Francisco), where he was responsible for characterization of oncogenes and development of drugs to target oncogene products. Dr. Hoey previously served as Director, Biology Department at Tularik Inc., a public biopharmaceutical company that was acquired by Amgen, Inc. in 2004. Dr. Hoey has authored or co-authored more than 50 published scientific papers and is listed as an inventor on several patents. Dr. Hoey received a B.S. in Biology from the University of Michigan and a Ph.D. in Biological Sciences from Columbia University.

Alicia J. Hager, J.D., Ph.D. Alicia J. Hager has served as our Vice President, Legal Affairs since July 2010 and Chief Patent Counsel since November 2008. From June 2008 to October 2008, Dr. Hager served as our Senior Patent Counsel. From October 2002 to May 2008, Dr. Hager was an associate at the law firm of Morrison & Foerster LLP, where she served as intellectual property counsel for biotech and pharmaceutical clients. Prior to Morrison & Foerster, Dr. Hager was a patent agent at the law firm of Heller Ehrman White & McAuliffe LLP. Dr. Hager received an A.B. in Chemistry from Occidental College, an A.M. and Ph.D. in Chemistry from Harvard University and a J.D. from Stanford Law School.

Directors

James Woody, M.D., Ph.D. James Woody has served as a member of our board of directors since August 2004 and as Chairman of our board of directors since December 2005. Dr. Woody also served as our President and Chief Executive Officer from August 2004 through December 2005. Since October 2003 Dr. Woody has served as a Venture Partner, and since November 2005 as a General Partner, at Latterell Venture Partners, a venture capital firm that invests in early and later stage healthcare companies. From 1996 to 2004, Dr. Woody was President and General Manager of Roche Biosciences, Palo Alto, California (formerly Syntex), where he had responsibility for all bioscience research and development, ranging from genetics and genomics to clinical development of numerous new pharmaceuticals, as well as former Syntex administrative matters. From 1991 to 1996, Dr. Woody served as Senior Vice President of Research and Development and Chief Scientific Officer of Centocor, Inc., Malvern, Pennsylvania, where he assisted in the development of several new major antibody-based therapeutics in the fields of oncology and autoimmune and cardiovascular disease, including Remicade®, a multi-billion dollar pharmaceutical. Prior to that time, Dr. Woody served as a Medical Officer in the US Navy, retiring as a CAPT (06) and as Commanding Officer of the Naval Medical Research and Development Command in 1991. Dr. Woody is a member of the board of directors of the Lucille Packard (Stanford) Children’s Hospital (LPCH) in Palo Alto, California, and has served in this capacity, with a brief sabbatical, since 2002. He also serves as Chairman of the LPCH Quality Service and Safety Committee. Dr. Woody also serves on the boards of directors of several private biopharmaceutical companies. Dr. Woody received a B.S. in Chemistry from Andrews University, Berrien Springs, Michigan, a Ph.D. in Immunology from the University of London, England, an M.D. from Loma Linda University and Pediatric Subspecialty Training at Duke University School of Medicine and Harvard University School of Medicine.

Dr. Woody has been chosen to serve on our board of directors due to his background in therapeutic antibody development, and broad management experience.

James W. Broderick, M.D. James W. Broderick has served as a member of our board of directors since July 2005. Since 2000, Dr. Broderick has served as a Partner at Morgenthaler Ventures, where he is part of the Life Sciences Team. Since July 2008, Dr. Broderick has served as the chairman of the board of directors of Ra Pharmaceuticals, Inc., a private biotechnology company which he co-founded that is developing a new class of drugs with the diversity and specificity of antibodies, coupled with the bioavailability of small molecules. Dr. Broderick also founded SetPoint Medical Corporation, a private company that develops implantable neurostimulation devices to treat inflammatory diseases, where he served as Chief Executive Officer from May 2007 to October 2008 and from December 2010 to November 2011 and continues to serve on its board of directors. Since May 2006, Dr. Broderick has also served on the board of directors of Promedior, Inc., a company he co-founded that is developing drugs to treat fibrotic diseases, and has served as its chairman since December 2011. Dr. Broderick received a B.S. in Mechanical Engineering from the Massachusetts Institute of Technology and an M.D. from the University of Massachusetts.

Dr. Broderick has been chosen to serve on our board of directors due to his experience as a founder, member of management or director of multiple healthcare companies, and his experience as a venture capital investor in life sciences companies.

Terry Gould. Terry Gould has served as a member of our board of directors since August 2006. Mr. Gould has been employed at Adams Street Partners, LLC, a private equity firm or its predecessor organizations since 1994, and he is currently a Partner and Head of Direct Investments. Mr. Gould currently serves on the boards of directors of several venture-backed companies, including Incline Therapeutics, Inc., Neuraltus Pharmaceuticals, Inc., and Proteus Biomedical, Inc. Mr. Gould received a A.B. from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business.

Mr. Gould has been chosen to serve on our board of directors due to his experience as a venture capital investor in and director of several pharmaceutical and biotechnology companies.

Jack W. Lasersohn, J.D. Jack W. Lasersohn has served as a director on our board of directors since July 2005. Since 1989, Mr. Lasersohn has been a General Partner or Manager of The Vertical Group, a private venture capital firm that is focused on the fields of medical technology and biotechnology. Prior to that time, Mr. Lasersohn was a Vice President and then Director of the venture capital division of F. Eberstadt & Co., Inc., an investment bank and The Vertical Group’s predecessor. Since 1995, Mr. Lasersohn has served on the board of directors of the Masimo Corporation, a publicly-traded medical technology company that develops noninvasive patient monitoring products, where he currently serves as a member of its compensation committee and as chairman of its nominating and corporate governance committee. Mr. Lasersohn has served on the board of directors of over 40 public and private medical or biotech companies since 1982, including Alsius Corporation, Kyphon Inc. and Metabolix Inc., and served on the Executive Committee of the Board of the National Venture Capital Association until April 2012. Mr. Lasersohn currently serves on the strategic team of the Entrepreneur In Residence program at the FDA pursuant to an appointment by the Office of the President, and has served as a panel member of the MEDCAC Panel pursuant to appointment by CMS. Mr. Lasersohn received a B.S. in Physics from Tufts University, an M.A. from The Fletcher School of Law and Diplomacy, and a J.D. from the Yale Law School.

Mr. Lasersohn has been chosen to serve on our board of directors due to his long experience as a venture capital investor and as a member of the boards of directors of multiple public and private medical device and biotechnology companies, including his experience on the compensation committee and as chairman of the nominating and corporate governance committee at Masimo Corporation.

Laurence Lasky, Ph.D. Laurence Lasky has served as a director on our board of directors since August 2004. Since November 2008, Dr. Lasky has been a Partner of U.S. Venture Partners, a venture capital firm. From September 2002 to November 2008, Dr. Lasky was a General Partner of Latterell Venture Partners, a venture capital firm that he co-founded and that invests in early-stage healthcare companies. From 1982 to 2002, Dr. Lasky was a leading scientist at Genentech, Inc., where he attained the company’s highest scientific position, Genentech Fellow, prior to his retirement from the company. Dr. Lasky received a B.A. in Music and Molecular Biology and a Ph.D. in Molecular Biology from the University of California, Los Angeles.

Dr. Lasky has been chosen to serve on our board of directors due to his significant scientific expertise in biotechnology, and his service as a venture capital investor in and director of multiple biotechnology companies.

Deepa R. Pakianathan, Ph.D. Deepa R. Pakianathan has served as a director on our board of directors since December 2008. Since 2001, Dr. Pakianathan has been a Managing Member at Delphi Ventures, a venture capital firm focused on early-stage medical device and biotechnology investments, and leads the firm’s biotechnology investment activities. Since 2004, Dr. Pakianathan has served on the board of directors of Alexza Pharmaceuticals, Inc., a public pharmaceutical company, where she also serves as a member of its compensation committee and nominating and governance committee. Dr. Pakianathan received a B.Sc from the University of Bombay, India, a

M.Sc from The Cancer Research Institute at the University of Bombay, India, and an M.S. and Ph.D. from Wake Forest University.

Dr. Pakianathan has been chosen to serve on our board of directors due to her experience as a venture capital investor in and director of multiple early-stage medical device and biotechnology companies, including her experience on the compensation committee of Alexza Pharmaceuticals, Inc.

Denise Pollard-Knight, Ph.D. Denise Pollard-Knight has served as a director on our board of directors since October 2008. Since December 2010, Dr. Pollard-Knight has served as Managing Partner at Phase4 Ventures, a venture capital firm that manages funds on behalf of Nomura European Investments and Harbourvest. From April 2004 to December 2010, Dr. Pollard-Knight was head of Nomura Phase4 Ventures, a venture capital affiliate of Nomura International plc, a leading Japanese financial institution. From January 1999 to March 2004, Dr. Pollard-Knight served as head of Healthcare Private Equity at Nomura International plc. Since 2003, Dr. Pollard-Knight has served on the board of directors of Idenix Pharmaceuticals, Inc., a public biotechnology company, where she also serves as a member of its audit committee and nominating and governance committee. Dr. Pollard-Knight received a B.Sc (Hons) and a Ph.D. from the University of Birmingham in England.

Dr. Pollard-Knight has been chosen to serve on our board of directors due to her experience as a venture capital investor in and director of several biotechnology companies, including her experience on the audit committee and the nominating and corporate governance committee of Idenix Pharmaceuticals, Inc.

Jonathan D. Root, M.D. Jonathan D. Root has served as a director on our board of directors since August 2004. Since 1998, Dr. Root has been a Managing Member at U.S. Venture Partners, a venture capital firm. Prior to joining U.S. Venture Partners, Dr. Root was on the faculty and clinical staff at The New York Hospital-Cornell Medical Center in New York City, where he served as Assistant Professor of Neurology and Director of the Neurology-Neurosurgery Special Care Unit. Dr. Root currently serves on the boards of directors of several privately held biotechnology companies. Dr. Root received an A.B. in Economics from Dartmouth College, an M.D. from the University of Florida College of Medicine and an M.B.A. from Columbia University.

Dr. Root has been chosen to serve on our board of directors due to his medical expertise and his clinical experience, and his experience as a venture capital investor in and director of multiple biotechnology companies.

Board Composition

In accordance with our amended and restated certificate of incorporation to take effect following the consummation of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. After the consummation of this offering, our directors will be divided among the three classes as follows:

■	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2013;

■	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2014; and

■	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2015.

Our amended and restated certificate of incorporation will provide that the number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Voting Arrangements

Pursuant to an amended and restated voting agreement, as amended, that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock:

■	U.S. Venture Partners VIII, L.P. (or its affiliates) has the right to designate a director for election to our board of directors and has designated Dr. Root as such director;

■	LVP Life Science Ventures I, L.P. (or its affiliates) has the right to designate a director for election to our board of directors and has designated Dr. Woody as such director;

■	Vertical Fund I, L.P. (or its affiliates) has the right to designate a director for election to our board of directors and has designated Mr. Lasersohn as such director;

■	Morgenthaler Partners VII, L.P. (or its affiliates) has the right to designate a director for election to our board of directors and has designated Dr. Broderick as such director;

■	Phase4 Ventures III, L.P. (or its affiliates) has the right to designate a director for election to our board of directors and has designated Dr. Pollard-Knight as such director;

■	Delphi Ventures VIII, L.P. (or its affiliates) has the right to designate a director for election to our board of directors and has designated Dr. Pakianathan as such director;

■	Adams Street Partners (or its affiliates) has the right to designate a director for election to our board of directors and has designated Mr. Gould as such director;

■	our then-incumbent Chief Executive Officer has the right to be nominated to serve on our board of directors; and

■	the directors that make up a majority of our board of directors have the right to designate a director for election to our board of directors, who currently is Dr. Lasky.

The holders of our common stock and convertible preferred stock who are parties to the amended and restated voting agreement, as amended, are obligated to vote for such designees. The provisions of this voting agreement will terminate upon the consummation of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Director Independence

Upon the consummation of this offering, our common stock will be listed on The NASDAQ Global Market. Under the rules of The NASDAQ Stock Market LLC, or NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, NASDAQ rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and in NASDAQ rule 5605(c)(2)(A). Under NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

In May 2012, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Drs. Woody, Broderick, Lasky, Pakianathan, Pollard-Knight and Root, and Messrs. Gould and Lasersohn, representing eight of our nine directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is

“independent” as that term is defined under NASDAQ rules. Our board of directors also determined that Messrs. Gould and Lasersohn and Dr. Pakianathan, who are members of our audit committee, Drs. Broderick, Pollard-Knight and Root, who comprise our compensation committee, and Drs. Root and Pollard-Knight and Mr. Lasersohn, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and NASDAQ rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Diversity

Upon completion of our initial public offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individuals candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

■	diversity of personal and professional background, perspective and experience;

■	personal and professional integrity, ethics and values;

■

experience in corporate management, operations or finance, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

■	experience relevant to the Company’s industry and with relevant social policy concerns;

■	experience as a board member or executive officer of another publicly held company;

■	relevant academic expertise or other proficiency in an area of the Company’s operations;

■	practical and mature business judgment, including ability to make independent analytical inquiries;

■	promotion of a diversity of business or career experience relevant to the success of the Company;

■	any other relevant qualifications, attributes or skills.

Currently, our board of directors evaluates, and following the completion of our initial public offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Board Committees

Our board of directors has the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

■	appoints our independent registered public accounting firm;

■	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

■	determines the engagement of the independent registered public accounting firm;

■	reviews and approves the scope of the annual audit and the audit fee;

■	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

■	approves the retention of the independent registered public accounting firm to perform any proposed permissible audit and non-audit services;

■	monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

■

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

■	reviews our critical accounting policies and estimates;

■	reviews related party transactions; and

■	annually reviews the audit committee charter and the audit committee’s performance.

The current members of our audit committee are Terry Gould, Jack Lasersohn and Deepa Pakianathan. Dr. Pakianathan serves as the chairman of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that                  is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Under the rules of the SEC and NASDAQ, members of the audit committee must also meet heightened independence standards. Our board has determined that each of Messrs. Gould and Lasersohn and Dr. Pakianathan meet these heightened independence standards. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers, other than the Chief Executive Officer, based on such evaluations. The board of directors shall retain the authority to determine and approve, upon the recommendation of the compensation committee, the compensation of the Chief Executive Officer, unless such authority has been delegated to the compensation committee. The compensation committee also approves grants of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Drs. Broderick, Pollard-Knight and Root. Dr. Root serves as the chairman of the committee. Each of the members of our compensation committee is an independent, outside and non-employee director under the applicable rules and regulations of the SEC, NASDAQ and the Internal Revenue Code of 1986, as amended, relating to compensation committee independence. The compensation committee operates under a written charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and composition and organization of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are                     .                          serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the SEC and NASDAQ relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter.

There are no family relationships among any of our directors or executive officers.

Risk Assessment and Compensation Practices

Our management assessed and discussed with our compensation committee our compensation policies and practices for our employees as they relate to our risk management and, based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Our employees’ base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash bonuses focus on achievement of short-term or annual goals, which may encourage the taking of short-term or annual risks at the expense of long-term results, we believe that our compensation policies help mitigate this risk and our performance-based cash bonuses are limited, representing a small portion of the total compensation opportunities available to most employees. We also believe that our performance-based cash bonuses appropriately balance risk and the desire to focus our employees on specific short-term goals important to our success, and do not encourage unnecessary or excessive risk-taking.

A significant proportion of the compensation provided to our employees is in the form of long-term equity-based incentives that we believe are important to help further align our employees’ interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2011, or for some portion thereof, Drs. Broderick, Pollard-Knight and Root served as members of the compensation committee. No such person is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed three fiscal years, as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the completion of this offering, the code of business conduct and ethics will be available on our website at www.oncomed.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

2011 Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers, or NEOs, who are comprised of (1) our principal executive officer, (2) our next two highest compensated executive officers other than the principal executive officer and (3) Dr. Steven Benner, who served as an executive officer until November 2011 and would have been included among our highest compensated executive officers but for the fact that he was not serving as an officer at the end of fiscal year 2011 for services rendered in fiscal year 2011.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (1)	ALL OTHER COMPENSATION ($)		TOTAL ($)
Paul Hastings, President & Chief Executive Officer	2011	$425,500	$102,120	$12,607	(2)	$540,227
John Lewicki, Ph.D., Executive Vice President & Chief Scientific Officer	2011	330,560	79,334	0		409,894
Sunil Patel, Senior Vice President, Corporate Development	2011	306,800	73,632	0		380,432
Steven Benner, M.D., Former Senior Vice President & Chief Medical Officer (3)	2011	342,339	0	50,060	(4)	392,399

(1)

Represents amount paid for fiscal year 2011 under our cash incentive programs. Please see the descriptions of the annual bonuses paid to our NEOs in “Narrative to 2011 Summary Compensation Table and Outstanding Equity Awards at 2011 Fiscal Year End—Terms and Conditions of Performance-Based Annual Bonus Program” below.

(2)	Represents fees for income tax preparation services paid for by us on Mr. Hastings’ behalf.
(3)	Dr. Benner terminated his employment with us on November 18, 2011.
(4)

Amount represents payment of severance of $43,172, an accrued vacation payout of $5,010 and continued healthcare coverage of $1,877 under the Separation Agreement and General Release, effective November 30, 2011, by and between us and Dr. Benner.

Outstanding Equity Awards at 2011 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2011.

	OPTION AWARDS
NAME	VESTING COMMENCEMENT DATE (1)		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Paul Hastings	1/1/2007		434,782	—	$0.25	1/11/2017
	12/5/2008		1,887,772	—	0.60	12/5/2018
	12/18/2009		484,098	—	0.72	12/18/2019
John Lewicki, Ph.D.	7/15/2004	(2)	200,000	—	0.05	9/30/2014
	1/1/2007		434,782	—	0.25	1/11/2017
	12/5/2008		782,735	—	0.60	12/5/2018
	12/18/2009		338,634	—	0.72	12/18/2019
Sunil Patel	7/6/2009	(2)	972,190	—	0.60	7/30/2019
	12/18/2009		277,768	—	0.60	7/30/2019
Steven Benner, M.D.	2/16/2007	(2)	371,250	—	0.25	3/20/2017
	12/5/2008		308,873	—	0.60	12/5/2018

(1)

Except as otherwise noted, options are immediately exercisable, and options and stock awards vest as to 1/60th of the shares monthly, such that all awards will be vested on the five year anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through such vesting date.

(2)

This award vests as to 20% of the shares on the one year anniversary of the vesting commencement date and vest as to 1/60th of the shares monthly thereafter, such that all awards will be vested on the five year anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through such vesting date.

Narrative to 2011 Summary Compensation Table and Outstanding Equity Awards at 2011 Fiscal Year End

Terms and Conditions of Offer Letter for Paul Hastings

On November 12, 2005, we entered into an offer letter agreement with Mr. Hastings, referred to herein as the Hastings Offer Letter, to serve as our President and Chief Executive Officer, providing for an annual base salary, currently $438,265, and an annual target bonus of up to 25% of such base salary upon achievement of specific corporate and individual goals and objectives to be established by our board of directors. Mr. Hastings’ base salary is subject to review annually.

Pursuant to the Hastings Offer Letter, in the event of a “change in control” (as defined in the Hastings Offer Letter) of the Company, the vesting of restricted shares and stock options will be accelerated with respect to that number of shares and options that would have vested had he remained employed with us an additional 12 months. In the event of (a) a termination of Mr. Hastings’ employment with us other than for “cause” (as defined in the Hastings Offer Letter) or (b) Mr. Hastings’ resignation for “good reason” (as defined in the Hastings Offer Letter) within 18 months following a change in control, the vesting of any restricted shares or stock options will fully accelerate. In the event of a termination of Mr. Hastings’ employment with us other than for cause, regardless of whether a change in control has occurred, and he signs and does not revoke a standard form of release of claims, Mr. Hastings shall receive a severance amount equal to 12 months of base salary, up to 12 months of continued health coverage and a pro-rated target bonus.

Terms and Conditions of Offer Letters for John Lewicki, Ph.D. and Sunil Patel

We have entered into standard offer letters with each of Dr. Lewicki and Mr. Patel that provided for annual base salary, annual target bonus and certain benefits, which may be changed in the discretion of the Company. All other obligations under the offer letters have been satisfied.

Terms and Conditions of Change in Control and Severance Agreement for John Lewicki, Ph.D.

Effective as of June 30, 2009, we entered into a Change in Control and Severance Agreement, referred to herein as the Lewicki Change in Control and Severance Agreement, with Dr. Lewicki, which provides that in the event of (a) a termination of Dr. Lewicki’s employment with us other than for “cause” (as defined in the Lewicki Change in Control and Severance Agreement) or (b) Dr. Lewicki’s resignation for “good reason” (as defined in the Lewicki Change in Control and Severance Agreement), and he signs and does not revoke a standard form of release of claims, then Dr. Lewicki shall be entitled to receive severance in an amount equal to six months of base salary. If such termination or resignation occurs within one year following a “change in control” (as defined in the Lewicki Change in Control and Severance Agreement) of the Company, and he signs and does not revoke a standard form of release of claims, Dr. Lewicki will receive a severance amount equal to 12 months of base salary, up to 12 months of continued health coverage and a pro-rated target bonus, and the vesting of any restricted shares and stock options will fully accelerate. In the event of a change in control, the vesting of any restricted shares and stock options will automatically accelerate as to 25% of the total number of shares subject thereto.

Terms and Conditions of Change in Control and Severance Agreement for Sunil Patel

On June 30, 2009, in connection with Mr. Patel’s appointment as our Senior Vice President, Corporate Development, we entered into a Change in Control and Severance Agreement, referred to herein as the Patel Change in Control and Severance Agreement, with Mr. Patel, which provides that in the event of (a) a termination of Mr. Patel’s employment with us other than for “cause” (as defined in the Patel Change in Control and Severance Agreement) or (b) Mr. Patel’s resignation for “good reason” (as defined in the Patel Change in Control and Severance Agreement), and he signs and does not revoke a standard form of release of claims, then Mr. Patel shall be entitled to receive severance in an amount equal to six months of base salary. If such termination or resignation occurs within one year following a “change in control” (as defined in the Patel Change in Control and Severance Agreement) of the Company, and he signs and does not revoke a standard form of release of claims, Mr. Patel will receive a severance amount equal to 12 months of base salary, up to 12 months of continued health coverage and a pro-rated target bonus, and the vesting of any restricted shares and stock options will fully accelerate. In the event of a change in control, the vesting of any restricted shares and stock options will automatically accelerate as to 25% of the total number of shares subject thereto.

Terms and Conditions of Separation Agreement for Steven Benner, M.D.

On February 5, 2007, in connection with Dr. Benner’s appointment as our Senior Vice President & Chief Medical Officer, we entered into an offer letter with Dr. Benner, referred to herein as the Benner Offer Letter, which provided for annual base salary, benefits and a target bonus, among other things. Under the Benner Offer Letter, if Dr. Benner was terminated by us, Dr. Benner would be entitled to the certain severance benefits. On July 30, 2009, we entered into a Change in Control and Severance Agreement with Dr. Benner, referred to herein as the Benner Change in Control and Severance Agreement. Under the Benner Change in Control and Severance Agreement, if Dr. Benner was terminated by us without cause or he resigns for good reason and he signs and does not revoke a standard form of release of claims, Dr. Benner would be entitled to the certain severance benefits.

Effective as of November 18, 2011, Dr. Benner resigned as our Senior Vice President & Chief Medical Officer. Pursuant to a Separation Agreement and General Release entered into between Dr. Benner and us on November 22, 2011, referred to herein as the Benner Separation Agreement, Dr. Benner received cash severance equal to the continued payment of his base salary of $380,500 per year for a period of six months, subject to Dr. Benner’s compliance with the terms of the Benner Separation Agreement. Dr. Benner is entitled to continued health coverage at our expense until the earlier of May 31, 2012 or the date Dr. Benner becomes covered under another employer’s similar plans. The separation benefits set forth in the Benner Separation Agreement supersede the Benner Offer Letter and the Benner Change in Control and Severance Agreement.

Terms and Conditions of Performance-Based Annual Bonus Program

For 2011, all of our NEOs were eligible for performance-based cash incentives pursuant to the achievement of certain performance objectives. The performance goals for these annual performance cash incentives are reviewed and approved annually by our compensation committee. The determination of the amount of bonuses paid to our NEOs generally reflects a number of considerations, including revenue and operational goals.

Target Bonus Opportunity

Each NEOs’ target bonus opportunity is expressed as a percentage of base salary which can be achieved by meeting corporate and divisional goals and may be increased or decreased based on individual performance. For each of our NEOs, their target bonus opportunity is originally set in their offer letters with us as described above. Our compensation committee reviews these target percentages to ensure they are adequate, while reviewing these target percentages the compensation committee does not follow a formula but rather used the factors as general background information prior to determining the target bonus opportunity rates for our participating NEOs. The compensation committee set these rates based on each participating executive’s experience in her or his role with the company and the level of responsibility held by each executive, which the compensation committee believes directly correlates to her or his ability to influence corporate results. For fiscal year 2011, the compensation committee used a guideline target bonus opportunity of 30% for Messrs. Hastings and Patel and Drs. Lewicki and Benner.

Performance Goals and Weighting

When determining the performance bonus amounts for our NEOs, the compensation committee sets certain performance goals, using a mixture of revenue and operational performance objectives after receiving input from our Chief Executive Officer. These performance goals are not expected to be attained based on average or below average performance. Corporate goals and performance targets are reviewed and approved by the compensation committee prior to any allocation of the bonus. After determining performance targets, each performance target is given a different weight when determining the overall bonus amount based on the importance to the success of the Company for each performance target. For fiscal year 2011, the revenue performance targets were weighted at 50% and the operational targets were weighted at 50%.

Achievement Level

For each of these performance goals under the annual cash incentive program, the compensation committee sets a target achievement level. There is no minimum or maximum achievement for each performance target, instead the compensation committee weighs the achievement, partial achievement or non-achievement for each performance target when deciding the overall achievement level.

In early fiscal year 2011, the compensation committee established a corporate performance target for revenue of an aggregate of $53.4 million and operational goals such as the achievement of certain milestones in discovery and drug development. The compensation committee intended for the operational goals to require significant effort on the part of our NEOs and, therefore, set these targets at levels they believed would be difficult to achieve, such that average or below average performance would not satisfy these targets. On December 16, 2011, the compensation committee reviewed our fiscal year 2011 company-wide performance with respect to determining bonuses to executive officers, including EBITDA, gross revenue and cash balance compared to the prior fiscal year. Based on gross revenue of $31.4 million for 2011 and the achievement of the majority of the operational goals, the compensation committee determined the corporate performance achievement of 80%.

Following its review and determinations, the compensation committee awarded cash bonuses to the NEOs of 24% of the executives’ respective base salaries, except Dr. Benner who had terminated employment with the Company prior to the end of fiscal year 2011 so did not receive a bonus. The NEOs’ 2011 bonuses are set forth in the “Summary Compensation Table” above.

Director Compensation

We do not compensate our non-employee directors for their service on our board of directors, and we do not pay director fees to our directors who are our employees. As of December 31, 2011, none of our directors hold options to purchase our Class A common stock or any other stock awards. However, we provide reimbursement to our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. Our non-employee directors are not entitled to receive any additional fees.

We intend to adopt a policy pursuant to which, following the completion of this offering, each non-employee director receive an annual fee of $            , with the exception of the chairman of the board who receives $            . Independent non-employee directors (directors not associated with any institutional investor and otherwise considered independent) receive an additional $             for serving on any committee of the board of directors. Non-employee directors also receive a grant of options to purchase              ordinary shares upon election to the board of directors. The exercise price per share of director options is equal to the fair market value of an ordinary share on the grant date, and director options expire          years from the date of grant, or earlier if optionee ceases to be a director. The director options will become vested and exercisable with respect to              of the shares subject to the options on each anniversary of the date of grant so that the options are completely vested and exercisable          years following the date of grant subject to continued service on the board of directors through each vesting date. Members of our board of directors will continue to be reimbursed for travel and other out-of-pocket expenses.

Employee Equity Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement.

2012 Equity Incentive Award Plan

We intend to adopt a 2012 Equity Incentive Award Plan, or the 2012 Plan, which will be effective on the date of adoption. The principal purpose of the 2012 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2012 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2012 Plan are summarized below.

Share Reserve. Under the 2012 Plan,             shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, or SARs, performance awards, dividend equivalents, stock payments, deferred stock, deferred stock units, restricted stock units, or RSUs, and performance-based awards, plus the number of shares remaining available for future awards under our 2004 Plan as of the completion of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2012 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2004 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under the 2004 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2013 and ending in 2022, equal to the least of (A)            shares, (B)            percent ( %) of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares as determined by our board of directors; provided, however, no more than             shares of common stock may be issued upon the exercise of incentive stock options. On the effective date of the 2012 Plan, the 2004 Plan will be terminated, provided, that any awards outstanding under the 2004 Plan will remain outstanding pursuant to its terms. The shares of common stock covered by the 2012 Plan may be authorized but unissued shares or shares purchased in the open market.

Generally, shares of common stock subject to an award under the 2012 Plan or 2004 Plan that terminates, expires or lapses for any reason are made available for issuance again under the 2012 Plan, except that each share subject to a full value award (i.e., an award other than a stock option or SAR) that terminates, expires, or lapses for any reason will increase the number of shares that can be issued under the 2012 Plan by          shares. Shares of common stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any award, shares of common stock that were subject to a stock-settled SAR that are not issued upon exercise of the SAR and shares of common stock purchase on the open market with the cash proceeds from the exercise of options will not be available for issuance again under the 2012 Plan. The payment of dividend equivalents in cash in conjunction with outstanding awards will not be counted against the shares available for issuance under the 2012 Plan. To the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2012 Plan.

The maximum number of shares of common stock that may be subject to one or more awards granted to any one participant pursuant to the 2012 Plan during any calendar year is             and the maximum amount that may be paid in cash during any calendar year with respect to any award to any one participant pursuant to the 2012 Plan during any calendar year is $            .

Administration. Our board of directors, or a committee appointed by our board of directors which consists of not less than two members of our board who are “outside directors” for purposes of Section 162(m) of the Code and Non-Employee Directors (as defined in Rule 16b-3(b)(3) of the Exchange Act), will administer the 2012 Plan. The board or any properly appointed administrator may delegate to a committee of one or more board members or one or more officers the authority to grant or amend awards under the 2012 Plan to participants other than (i) our senior executives who are subject to Section 16 of the Exchange Act, (ii) employees who are “covered employees” within the meaning of Section 162(m) of Code, and (iii) our officers or directors to whom the authority to grant or amend awards under the 2012 Plan has been delegated.

Unless otherwise determined by our board of directors, the administrator will have the authority to administer the 2012 Plan, including the power to (i) designate participants under the 2012 Plan, (ii) determine the types of awards granted to participants under the 2012 Plan, the number of such awards, and the number of shares of common stock subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2012 Plan, including the vesting schedule, exercise price, whether to settle, or accept the payment of any exercise price, in cash, common stock, other awards or other property, and whether an award may be cancelled, forfeited or surrendered, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation and application of the 2012 Plan. The administrator will not have the authority to accelerate the vesting or waive the forfeiture of any performance-based awards.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2012 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2012 Plan provides for grants of stock options (both incentive stock options and nonqualified stock options), restricted stock, SARs, performance awards, dividend equivalents, stock payments, deferred stock, deferred stock units, RSUs and performance-based awards. Each award must be evidenced by a written award agreement with terms and conditions consistent with the 2012 Plan. Upon the exercise or vesting of an award, the exercise or purchase price must be paid in full by: cash or check; tendering shares of common stock with a fair market value at the time of exercise or vesting equal to the aggregate exercise or purchase price of the award or the exercised portion thereof, if applicable; delivery of a written or electronic notice that the holder has placed a market sell order with a broker with respect to shares then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required, provided that payment of such proceeds is then made to us upon settlement of such sale; or by tendering other property acceptable to the administrator. Any withholding obligations may be satisfied in the administrator’s sole discretion by allowing a holder to elect to have us withhold shares otherwise issuable under an award which are equal to the fair market value on the date of withholding or repurchase equal to aggregate amount of such liabilities.

Stock Options. Stock options, including incentive stock options (as defined under Section 422 of the Code) and nonqualified stock options may be granted pursuant to the 2012 Plan. The exercise price of incentive stock options and nonqualified stock options granted pursuant to the 2012 Plan will not be less than 100% of the fair market value of the common stock on the date of grant, unless incentive stock options are granted to any individual who owns, as of the date of grant, stock possessing more than 10% of the total combined voting power of all classes of Company stock, referred to herein as a Ten Percent Owner, whereupon the exercise price of such incentive stock options will not be less than 110% of the fair market value of the common stock on the date of grant. Incentive stock options and nonqualified stock options may be exercised as determined by the administrator, but in no event after (i) the fifth anniversary of the date of grant with respect to incentive stock options granted to a Ten Percent Owner, or (ii) the tenth anniversary of the date of grant with respect to incentive stock options granted to other employees and nonqualified stock options.

Restricted Stock. Restricted stock awards may be granted pursuant to the 2012 Plan. A restricted stock award is the grant of shares of common stock at a price determined by the administrator (including zero), that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Stock Appreciation Rights. A SAR is the right to receive payment of an amount equal to (i) the excess of (A) the fair market value of a share of common stock on the date of exercise of the SAR over (B) the fair market value of a share of common stock on the date of grant of the SAR, multiplied by (ii) the aggregate number of shares of common stock subject to the SAR. Such payment will be in the form of cash, common stock or a combination of cash and common stock, as determined by the administrator, and SARs settled in common stock will satisfy all of the restrictions imposed by the 2012 Plan upon stock option grants. The administrator will determine the time or times at which a SAR may be exercised in whole or in part, provided that the term of any SAR will not exceed ten years.

Restricted stock units. RSUs may be granted pursuant to the 2012 Plan, typically without consideration from the participant. RSUs may be subject to vesting conditions including continued employment or achievement of performance criteria established by the administrator. Like restricted stock, RSUs may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, the common stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting rights prior to the time when vesting conditions are satisfied.

Performance awards. Awards of performance awards, including performance stock units, are denominated in shares of common stock or unit equivalent of shares of common stock and/or units of value, including dollar value of shares of common stock, and may be linked to any one or more performance criteria determined appropriate by the administrator, in each case on a specified date or dates or over any period or periods determined by the administrator. Any participant selected by the administrator may be granted a cash bonus payable upon the attainment of performance goals that are established by the administrator and relate to any one or more performance criteria determined appropriate by the administrator on a specified date or dates or over any period or periods determined by the administrator. Any performance award in the form of a cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Dividend equivalents. Dividend equivalents are rights to receive the equivalent value (in cash or common stock) of dividends paid on common stock. Dividend equivalents represent the value of the dividends per share of common stock paid by the Company, calculated with reference to the number of shares that are subject to any award held by the participant. Dividend equivalents are converted to cash or additional shares of Common Stock by such formula and at such time subject to such limitations as may be determined by the Administrator. Dividend equivalents cannot be granted with respect to options or SARs.

Stock payments. Stock payments include payments in the form of common stock, options or other rights to purchase common stock made in lieu of all or any portion of the compensation that would otherwise be paid to the participant. The number of shares will be determined by the administrator and may be based upon performance criteria determined appropriate by the administrator, determined on the date such stock payment is made or on any date thereafter. Unless otherwise provided by the administrator, a holder of a stock payment shall have no rights as a stockholder with respect to such stock payment until such time as the stock payment has vested and the shares underlying the award have been issued to the holder.

Deferred stock. Deferred stock may be awarded to participants and may be linked to any performance criteria determined to be appropriate by the administrator. Common stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or performance criteria set by the administrator, and unless otherwise provided by the administrator, recipients of deferred stock generally will have no rights as a stockholder with respect to such deferred stock until the time the vesting conditions are satisfied and the stock underlying the deferred stock award has been issued.

Deferred stock units. Awards of deferred stock units are denominated in unit equivalent of shares of common stock and/or units of value, including dollar value of shares of common stock, and vested, pursuant to a vesting schedule or performance criteria set by the administrator. The common stock underlying deferred stock units will not be issued until the deferred stock units have vested, and recipients of deferred stock units generally will have no voting rights prior to the time when vesting conditions are satisfied.

Performance-based awards. The administrator may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the administrator for the period are satisfied. With regard to a particular performance period, the administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by the Company or any qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period. Stock options and SARs granted under the 2012 Plan will generally satisfy the exception for qualified performance-based compensation since they will be made by a qualifying compensation committee, the plan sets forth the maximum number of shares of common stock which may be subject to awards granted to any one participant during any calendar year, and the per share exercise price of options and SARs must be at least equal to the fair market value of a share of common stock on the date of grant.

Pre-established performance goals for awards intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Code must be based on one or more of the following performance criteria: net earnings (either before or after one or more of the following: interest, taxes, depreciation and amortization); gross or net sales or revenue; net income (either before or after taxes); adjusted net income; operating earnings or profit; cash flow (including, but not limited to, operating cash flow and free cash flow); return on assets; return on capital; return on stockholders’ equity; total stockholder return; return on sales; gross or net profit or operating margin; costs; funds from operations; expenses; working capital; earnings per share; adjusted earnings per share; price per share of common stock; regulatory body approval for commercialization of a product; implementation or completion of critical projects; market share; and economic value, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Non-Employee Director Awards. The 2012 Plan permits our board to grant awards to our non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, we expect that our board or a duly appointed committee will adopt a non-employee director equity award policy.

Full value award limitations. Except as may be determined by the administrator in the event of a participant’s death, disability or retirement, or in connection with a change in control event, “full value awards” (that is, restricted stock awards, performance awards, stock payment awards, dividend equivalents awards, deferred stock awards, deferred stock unit awards or RSU awards) that vest solely based on the passage of time must vest over a period of not less than three years and performance awards must vest over a period of not less than one year (which will include fully-vested awards granted in lieu of cash awards that have been earned based on a performance period of at least one year). These vesting limitations will not apply to a limited basket consisting of up to     % of the shares of common stock available for issuance (as described in more detail above) granted to any one or more holders.

Transferability of awards. Awards cannot be assigned, transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the administrator. The administrator may provide in any award agreement that an award (other than an incentive stock option) may be transferred to certain persons or entities related to a participant in the 2012 Plan, including but not limited to members of the participant’s family, charitable institutions or trusts or other entities whose beneficiaries or beneficial owners are members of the participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly permitted by the administrator. Such permitted assignees will be bound by and subject to such terms and conditions as determined by the administrator.

Repricing. The administrator cannot, without the approval of the stockholders of the Company, authorize the amendment of any outstanding option or SAR to reduce its price per share, or cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares of common stock. Subject to adjustment of awards as described below, the administrator does have the authority, without the approval of the stockholders of the Company, to amend any outstanding award to increase the price per share or to cancel and replace an award with the grant of an award having a price per share that is greater than or equal to the price per share of the original award.

Adjustments to Awards

If there is a stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends), that affects the shares of common stock (or other securities of the Company) or the stock price of common stock (or other securities), then the administrator will make equitable adjustments to the number and type of securities subject to each outstanding award under the 2012 Plan, the exercise price or grant price of such outstanding award (if applicable), the terms and conditions of any outstanding awards (including any applicable performance targets or criteria). The administrator can make other equitable adjustments it determines are appropriate to reflect such an event with respect to the aggregate number and kind of shares that may be issued under the 2012 Plan. The Company may refuse to permit the exercise of any award during a period of 30 days prior to the consummation of any such transaction.

If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or other unusual or nonrecurring change affecting the shares of common stock or the stock price of the common stock (other than an event described in the preceding paragraph), the administrator may, in its discretion:

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provide for the termination of any award in exchange for an amount of cash (if any) and/or other property equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights;

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provide for the replacement of any award with other rights or property selected by the administrator in its sole discretion having an aggregate value not exceeding the amount that could have been attained upon exercise of such award or realization or the participant’s rights;

■	provide that any outstanding award cannot vest, be exercised or become payable after such event;

■	provide that awards may be exercisable, payable or fully vested as to shares of common stock covered thereby;

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provide that any surviving corporation (or its parent or subsidiary) will assume awards outstanding under the 2012 Plan or will substitute similar awards for those outstanding under the 2012 Plan, with appropriate adjustment of the number and kind of shares and the prices of such awards; or

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make adjustments (i) in the number and type of shares of common stock (or other securities or property) subject to outstanding awards or in the number and type of shares of restricted stock or deferred stock or (ii) to the terms and conditions of (including the grant or exercise price) and the criteria included in, outstanding rights, options and awards or future rights, options and awards.

If there is a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of common stock (or other securities of the Company) or the stock price of common stock (or other securities) and causes a change in the per share value of the common stock underlying outstanding awards, then the administrator will make equitable adjustments to the number and type of securities subject to each outstanding award under the 2012 Plan, and the exercise price or grant price of such outstanding award (if applicable). The administrator can make other equitable adjustments it determines are appropriate to reflect such an event with respect to the aggregate number and kind of shares that may be issued under the 2012 Plan. The Company may refuse to permit the exercise of any award during a period of 30 days prior to the consummation of any such transaction.

Effect of a Change in Control

In the event of a change in control of the Company, if the successor corporation refuses to assume or substitute for an award, the administrator may cause any or all of such awards to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all of such awards to lapse. The administrator shall notify the participants of such awards for which vesting is accelerated that their awards shall be fully exercisable for a period of 15 days from the date of such notice, contingent upon the occurrence of the change in control.

Amendment and Termination

The administrator, subject to approval of the board of directors, may terminate, amend or modify the 2012 Plan at any time; provided, however, that stockholder approval will be obtained (i) for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) to increase the number of shares of common stock available under the 2012 Plan, (iii) to reduce the per share exercise price of any outstanding option or SAR, and (iv) cancel any option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares of common stock. In addition, no option may be amended to reduce the per share exercise price of the shares subject to the option below the per share exercise price as of the date of grant and, except as described in the “Adjustments to Awards” section above or upon a change in control of the Company, no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

In no event may an award be granted pursuant to the 2012 Plan on or after the tenth anniversary of the date the 2012 Plan was adopted by our board of directors.

Securities Laws and U.S. Federal Income Taxes.

The 2012 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

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Securities Laws. The 2012 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2012 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

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Section 409A of the Code. Certain awards under the 2012 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2012 Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

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Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2012 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, the 2012 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

■	the material modification of the 2012 Plan;

■	the issuance of all of the shares of our common stock reserved for issuance under the 2012 Plan;

■	the expiration of the 2012 Plan; or

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the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2012 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2012 Plan.

Employee Stock Purchase Plan

We intend to adopt an Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective on the date of adoption. The ESPP is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code.

Plan Administration. Subject to the terms and conditions of the ESPP, our board of directors, or a committee appointed by our board of directors which consists of not less than two members of our board, will administer the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Shares Available Under ESPP. The maximum number of our shares of common stock which will be authorized for sale under the ESPP is         . The shares made available for sale under the ESPP may be authorized but unissued shares or reacquired shares reserved for issuance under the ESPP.

Eligible Employees. Employees eligible to participate in the ESPP generally include employees who are employed by us on the first trading day of a purchase period, or the enrollment date. Our employees and any employees of our subsidiaries who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction of any whole percentage from          to          from their compensation, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than             shares in each purchase period, and may not subscribe for more than $25,000 in fair market value of shares our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent purchase period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive purchase periods, which will normally commence on             and             of each year. The initial purchase period will begin on             , 2012. Unless otherwise determined by the ESPP administrator, each purchase period will have a duration of six months. However, in no event may a purchase period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of a purchase period in which a participant is enrolled or 85% of the closing trading price per share on the semi-annual purchase date, which will occur on the last trading day of each purchase period

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the purchase period. Upon cancellation, the participant’s account balance will be refunded in cash without interest. A participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next purchase period by submitting a new percentage no later than five days before the purchase period for which such change is to be effective. The maximum number of our shares a participant may purchase during any offering period is             .

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a subdivision or consolidation of shares or any other capital adjustment, the payment of a stock dividend, or other increase or decrease in such shares affected without receipt of consideration, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single purchase period.

If there is a proposal to dissolve or liquidate us, then the ESPP will terminate, and any amounts that a participant has paid towards the purchase common stock under the ESPP will be refunded without interest. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any purchase period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant in writing at least five days prior to the new exercise date of such change.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. Unless it is sooner terminated by our board of directors, the ESPP will terminate upon the earlier of (i) such date as is determined by the Company in its sole discretion or (ii) the date on which all shares available for issuance under the ESPP shall have been sold pursuant to options exercised under the ESPP. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the ESPP.

2004 Stock Incentive Plan, as Amended

Our board of directors initially approved the OncoMed Pharmaceuticals, Inc. 2004 Stock Incentive Plan, as amended, or the 2004 Plan, on August 16, 2004. The 2004 Plan was amended by our board of directors to increase the 2004 Plan’s share reserve on May 18, 2005, July 25, 2005, March 10, 2006, August 2, 2006, January 11, 2007, July 23, 2008, December 5, 2008, December 18, 2009, December 17, 2010 and July 28, 2011.

Following the completion of this offering, we will not make any further grants under the 2004 Plan. As discussed above, upon the completion of this offering, any shares of our common stock that are available for issuance immediately prior to the completion of this offering under the 2004 Plan will become available for issuance under the 2012 Plan. However, the 2004 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2004 Plan which, as of the date of this prospectus, constitute all of our outstanding stock options and restricted stock awards.

Types of Awards. The 2004 Plan provides for the grant of non-qualified options and restricted stock awards to employees, non-employee members of the board of directors, consultants and other persons having a unique relationship with us or our subsidiaries. The 2005 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees of such company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Section 424(e) and (f) of the Code).

Share Reserve. We have reserved an aggregate of 19,542,419 shares of our common stock for issuance under the 2004 Plan. As of March 31, 2012, options to purchase a total of 13,673,801 shares of our common stock were issued and outstanding, a total of 3,995,093 shares of common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2004 Plan and 1,873,525 shares remained available for future grants. Such remaining share balance will become available for issuance under the 2012 Plan immediately prior to the closing of this offering.

Administration. Our board of directors administers the 2004 Plan. The administrator has the authority to select the employees to whom options and/or stock awards will be granted under the 2004 Plan, the number of shares to be subject to those awards under the 2004 Plan, and the terms and conditions of the awards granted. In addition, the compensation committee has the authority to construe and interpret the 2004 Plan and to adopt rules for the administration, interpretation and application of the 2004 Plan that are consistent with the terms of the 2004 Plan.

Payment. The exercise price of options or purchase price of restricted stock awards granted under the 2004 Plan may be paid for in cash, with the shares of common stock that the holder has held for the time period specified by the board of directors, with a full recourse promissory note executed by the holder with the terms determined by the board, by delivery on a form prescribed by the board of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to the Company (provided, however this form of payment is only for stock options and only if there is a public market for the shares of common stock), with a combination thereof, or with any other form that is consistent with applicable laws, regulations and rules, in accordance with the terms of the 2004 Plan and any applicable award agreement. The board may allow an award holder to satisfy all or part of his or her withholding or income tax obligations by having the Company withhold all or a portion of any shares that otherwise would be issued to him or her or by surrendering all or a portion of any shares that he or she previously acquired; such shares shall be valued at their fair market value on the date when taxes otherwise would be withheld in cash.

Transfer. The 2004 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution or as permitted by Rule 701 promulgated under the Securities Act of 1933, as amended. Restricted stock may be transferred or assigned to (a) the trustee of a trust that is revocable by the holder of such restricted stock alone, both at the time of the transfer or assignment and at all times thereafter prior to such holder’s death, or (b) the trustee of any other trust to the extent approved by the board of directors in writing.

Certain Events. In the event of a subdivision of the outstanding common stock, a declaration of a dividend payable in shares, a combination or consolidation of the outstanding class A common stock into a lesser number of shares, a recapitalization, a reclassification or a similar occurrence, the administrator shall make appropriate adjustments to the number of shares available reserved for issuance under the 2004 Plan, the number of shares covered by each outstanding option or stock purchase agreement, and/or the exercise price or purchase price under each outstanding option or stock purchase agreement. In the event that we are a party to a merger or reorganization, outstanding options may be assumed or substituted, without the optionholders’ consent, by the surviving corporation or its parent, or the surviving corporation may provide for the payment of a cash settlement for exercisable options equal to the difference between the amount to be paid for one share under such agreement and the exercise price for one share under such option, and for the cancellation of options not exercised or settled.

Amendment; Termination. Our board of directors may amend or terminate the 2004 Plan or any portion thereof at any time; an amendment of the 2004 Plan shall be subject to the approval of our stockholders only to the extent required by applicable laws, regulations or rules including the rules of any applicable exchange. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2004 Plan will terminate on August 16, 2014. No awards may be granted under our 2004 Plan after it is terminated.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the 2004 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2009 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Relationship with GSK

In December 2007, we entered into a collaboration agreement with SmithKline Beecham Corporation (now GlaxoSmithKline LLC). In July 2011, we amended this collaboration agreement. See “Business—Collaboration and License Agreements—Strategic Alliance with GSK.” Pursuant to the collaboration, we received development milestone payments of $10.0 million, $9.0 million and $0 in the years ended December 31, 2009, 2010 and 2011, respectively. GlaxoSmithKline LLC is the beneficial owner of 11.7% of our common stock currently outstanding.

Sales of Series B-1 Preferred Stock

In October 2009, we sold 3,529,410 shares of Series B-1 convertible preferred stock at a price of $1.70 per share for gross proceeds of $6.0 million in a third closing in our Series B-1 and B-3 convertible preferred stock financing, which we commenced in 2008. The table below sets forth the number of shares of Series B-1 preferred stock sold to our directors, executive officers and 5% stockholders and their affiliates in October 2009.

NAME	NUMBER OF SHARES OF SERIES B-1 CONVERTIBLE PREFERRED STOCK	AGGREGATE PURCHASE PRICE
LVP Life Science Ventures I, L.P.	115,257	$195,937
LVP Life Science Ventures II, L.P.	491,360	$835,312
LVP Life Science Ventures III, L.P.	1,077,292	$1,831,396
LVP III Associates, L.P.	53,864	$91,569
LVP III Partners, L.P.	26,932	$45,784
Morgenthaler Partners VII, L.P.	1,176,470	$1,999,999

Investor Rights Agreement

We and the holders of our Series A, Series B, Series B-1, Series B-2 and Series B-3 convertible preferred stock, as well as certain warrantholders, have entered into an amended and restated investor rights agreement, as amended, pursuant to which these stockholders and warrantholders will have, among other things, registration rights under the Securities Act with respect to their shares of common stock following this offering. Prior to the completion of this offering, all outstanding shares of our convertible preferred stock will be converted into common stock. See “Description of Capital Stock—Registration Rights” for more information about the investors rights agreement.

Voting Agreement

We have entered into an amended and restated voting agreement, as amended, with certain holders of our common stock and holders of our convertible preferred stock. Upon the closing of this offering, the voting agreement will terminate. For a description of the amended and restated voting agreement, see the section titled “Management—Board composition—Voting Arrangements.”

Right of First Refusal and Co-Sale Agreement

We have entered into an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and holders of our convertible preferred stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by certain key holders of our common stock. Upon the closing of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Director and Executive Officer Compensation

Please see “Executive and Director Compensation” for information regarding compensation of directors and executive officers.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive and Director Compensation—Narrative to Summary Compensation Table and Outstanding Equity Awards at 2011 Fiscal Year End.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and intend to enter into indemnification agreements with each of our executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had, has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

As provided by our audit committee charter to be effective upon consummation of this offering, our audit committee will be responsible for reviewing and approving in advance the related party transactions covered by the company’s related transaction policies and procedures.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of March 31, 2012, by:

■	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

■	each of our directors;

■	each of our named executive officers; and

■	all directors and current executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2012 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 126,567,384 shares of our common stock outstanding as of March 31, 2012 (including 29,401 shares of common stock subject to vesting), which reflects the assumed conversion of all of our outstanding shares of convertible preferred stock and Class B common stock into an aggregate of 120,772,311 shares of Class A common stock, followed by the redesignation of our Class A common stock as “common stock.” Shares of our common stock that a person has the right to acquire within 60 days of March 31, 2012 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o OncoMed Pharmaceuticals, Inc., at 800 Chesapeake Drive, Redwood City, California 94063.

		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	BEFORE OFFERING	AFTER OFFERING
5% and Greater Stockholders
Entities Affiliated with U.S. Venture Partners (1)	21,872,162	17.28%
Entities Affiliated with Latterell Venture Partners (2)	15,434,873	12.19%
Entities Affiliated with GlaxoSmithKline LLC (3)	14,863,020	11.74%
Entities Affiliated with The Vertical Group (4)	14,196,901	11.22%
Morgenthaler Partners VII, L.P. (5)	13,902,783	10.98%
Phase4 Ventures III LP (6)	11,764,705	9.30%
Entities Affiliated with Delphi Ventures (7)	8,823,529	6.97%
Entities Affiliated with Adams Street Partners (8)	7,037,815	5.56%

Named Executive Officers and Directors
Paul J. Hastings (9)	2,845,471	2.23%
John A. Lewicki, Ph.D. (10)	1,262,486	*
Sunil Patel (11)	1,000,000	*
Steven E. Benner, M.D. (12)	192,647	*
James N. Woody, M.D., Ph.D. (13)	15,610,873	12.33%
James W. Broderick, M.D. (5)	13,902,783	10.98%
Terry Gould (8)	7,037,815	5.56%
Jack W. Lasersohn, J.D. (4)	14,196,901	11.22%

		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	BEFORE OFFERING	AFTER OFFERING
Laurence Lasky, Ph.D.	—	*
Deepa R. Pakianathan, Ph.D. (7)	8,823,529	6.97%
Denise Pollard-Knight, Ph.D. (6)	11,764,705	9.30%
Jonathan D. Root, M.D. (1)	21,872,162	17.28%
All directors and current executive officers as a group (16 persons) (14)	103,347,058	77.26%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)

Includes: (i) 21,368,289 shares held prior to this offering by U.S. Venture Partners VIII, L.P., (ii) 206,262 shares held prior to this offering by USVP VIII Affiliates Fund, L.P., (iii) 197,501 shares held prior to this offering by USVP Entrepreneur Partners VIII-A, L.P. and (iv) 100,110 shares held prior to this offering by USVP Entrepreneur Partners VIII-B, L.P. Presidio Management Group VIII, LLC, or PMG VIII, is the general partner of the foregoing entities, collectively referred to herein as the USVP Funds, and may be deemed to have sole voting and dispositive power over the shares held by the USVP Funds. PMG VIII and Irwin Federman, Winston Fu, Steven Fu, Steven Krausz, David Liddle, Jonathan Root, Christopher Rust, Casey Tansey and Philip Young, the managing members of PMG VII, who may be deemed to share voting and dispositive power over the reported securities, disclaim beneficial ownership of the reported securities held by the USVP Funds except to the extent of any pecuniary interest therein. The address of each of the persons and entities affiliated with U.S. Venture Partners is 2735 Sand Hill Road, Menlo Park, CA 94025.

(2)

Includes: (i) 250,000 shares held prior to this offering by LVPMC, LLC, (ii) 1,365,824 shares held prior to this offering by LVP Life Science Ventures I, L.P., (iii) 5,822,726 shares held prior to this offering by LVP Life Science Ventures II, L.P., (iv) 7,438,441 shares held prior to this offering by LVP Life Science Ventures III, L.P., (v) 371,922 shares held prior to this offering by LVP III Associates, L.P. and (vi) 185,960 shares held prior to this offering by LVP III Partners, L.P. Patrick Latterell, James Woody, Kenneth Widder and Steven Salmon have shared voting and dispositive power over the shares held by the foregoing, and disclaim beneficial ownership except to the extent of their pecuniary interest in the entities holding the shares. The address of each of the entities affiliated with Latterell Venture Partners is One Embarcadero Center, Suite 4050, San Francisco, CA 94111.

(3)

Includes 14,863,020 shares held prior to this offering. The shares are held by GlaxoSmithKline LLC, a Delaware limited liability company. The sole member of GlaxoSmithKline LLC is GlaxoSmithKline Holdings (Americas) Inc., a Delaware corporation, which in turn is a subsidiary of GlaxoSmithKline Finance plc, a public limited company in England, which in turn is a subsidiary of GlaxoSmithKline Holdings Limited, a private limited company in England, which in turn is a subsidiary of GlaxoSmithKline plc, a publicly traded public limited liability company organized under the laws of England. The address of these entities is 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom.

(4)

Includes 14,196,901 shares held by Vertical Fund I, L.P., or VFI, a Delaware limited partnership, and Vertical Fund II, L.P., or VFII, a Delaware limited partnership. The Vertical Group, L.P., a Delaware limited partnership, is the sole general partner of each of VFI and VFII, and The Vertical Group GP, LLC, a Delaware limited liability company, controls The Vertical Group, L.P. The sole members and managers of The Vertical Group GP, LLC are Messrs. Tony M. Chou, Richard B. Emmitt, Yue-The Jang, Jack W. Lasersohn and John E. Runnells, and these five individuals share voting and investment power over securities held by The Vertical Group, VFI and VFII. Mr. Lasersohn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of The Vertical Group, L.P., The Vertical Group GP, LLC, VFI and VFII is 25 DeForest Avenue, Summit, NJ 07901. Mr. Lasersohn’s address is c/o The Vertical Group, L.P., 25 DeForest Avenue, Summit, NJ 07901.

(5)

Includes 13,902,783 shares held prior to this offering by Morganthaler Ventures VII, L.P., or MV. Morgenthaler Management Partners VII, L.L.C., or MMP, is the general partner of MV. Robin Bellas, Gary Little, John Lutsi, Gary Morgenthaler, Bob Pavey and Peter Taft, the primary members of MMP who may be deemed to share voting and investment power of the reported securities, disclaim beneficial ownership of the reported securities held by MV except to the extent of any pecuniary interest therein. James W. Broderick may be deemed to share investment power over the reported securities but disclaims beneficial ownership of the reported securities held by MV except to the extent of his pecuniary interest therein. The address of MV and each of the persons and entities associated with MV is 2710 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(6)

Includes 11,764,705 shares held prior to this offering by Phase4 Ventures III LP, or Phase4 III. Phase4 Ventures III GP LP, or Phase4 GPLP, is the general partner of Phase4 III and each of Denise Pollard-Knight, Charles Sermon, Naveed Siddiqi, Alastair MacKinnon, John Westwater, Jonathan Jones and John Richard, who are the limited partners in Phase4 GPLP and may be deemed to share voting and dispositive power over the reported securities, disclaim beneficial ownership of the reported securities held by Phase4 III except to the extent of any pecuniary interest therein. The address of each of the persons listed above and affiliated with Phase4 III is 15 Stratton Street, London, W1J 8LQ, UK. The registered office address of Phase4 GPLP is 50 Lothian Road, Festival Square, Edinburgh EH3 9WJ, UK. The address of Phase4 Ventures III LP is Green Park House, 15 Stratton Street, London, W1J 8LQ, United Kingdom.

(7)

Includes: (i) 8,738,206 shares held prior to this offering by Delphi Ventures VIII, L.P., or Delphi VIII, and (ii) 85,323 shares held prior to this offering by Delphi Bioinvestments VIII, L.P., or DBI VIII. Delphi Management Partners VIII, L.L.C., or DMP VIII, is the general partner of Delphi VIII and DBI VIII, collectively referred to herein as the Delphi VIII Funds, and may be deemed to have sole voting and dispositive power over the shares held by the Delphi VIII Funds. DMP VIII and each of James J. Bochnowski, David L. Douglass, Douglas A. Roeder, John F. Maroney and Deepa R. Pakianathan, Ph.D., the Managing Members of DMP VIII who may be deemed to share voting and dispositive power over the reported securities, disclaim beneficial ownership of the reported securities held by the Delphi VIII Funds except to the extent of any pecuniary interest therein.The address of each of the persons and entities affiliated with Delphi Ventures is 3000 Sand Hill Road, 1-135, Menlo Park, CA 94025.

(8)

Includes: (i) 3,379,836 shares held prior to this offering by Adams Street V, L.P., or ASV, and (ii) 3,657,979 shares held prior to this offering by Adams Street 2006 Direct Fund, L.P., or AS 2006. The shares of stock owned by AS V and AS 2006 may be deemed to be beneficially owned by Adams Street Partners, LLC, the general partner of AS V and the managing member of the general partner of AS 2006. Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin Murray, Craig D. Waslin and David S. Welsh, each of whom is a partner of Adams Street Partners, LLC may be deemed to have shared voting and investment power over the shares. Adams Street Partners, LLC and Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould III, Michael S. Lynn, Robin Murray, Craig D. Waslin and David S. Welsh disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of each of the persons and entities affiliated with Adams Street Partners is One North Wacker Drive, Suite 2200, Chicago, IL 60606-2823.

(9)	Consists of: (i) 1,845,471 shares held by Mr. Hastings and (ii) 1,000,000 shares that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2012 by Mr. Hastings.
(10)	Consists of: (i) 262,486 shares held by Dr. Lewicki and (ii) 1,000,000 shares that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2012 by Dr. Lewicki.
(11)	Consists of 1,000,000 shares that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2012.
(12)	Consists of 192,647 shares held by Dr. Benner. Dr. Benner is no longer an officer of the Company.
(13)

Consists of the shares described in Note (2) above and 176,000 shares held by Dr. Woody. Dr. Woody disclaims beneficial ownership of the shares described in Note (2) except to the extent of his pecuniary interest in the entities holding such shares.

(14)

Includes: (i) 93,032,768 shares held by entities affiliated with certain of our directors, (ii) 176,000 shares held by James N. Woody, (iii) 2,944,980 shares beneficially owned by our current executive officers and (iv) 7,193,310 shares that may be acquired by our current executive officers pursuant to the exercise of stock options within 60 days of March 31, 2012.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, the amended and restated investor rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the consummation of this offering, we will have authorized under our amended and restated certificate of incorporation             shares of common stock, $0.001 par value per share, and             shares of preferred stock, $0.001 par value per share.

The following information assumes the conversion of all outstanding shares of our convertible preferred stock and Class B common stock into shares of Class A common stock, followed by the redesignation of our Class A common stock as “common stock,” immediately prior to the consummation of this offering: As of March 31, 2012, there were 126,567,384 shares of our common stock outstanding (including 29,401 shares of common stock subject to vesting) held by 93 stockholders of record. As of March 31, 2012, there were outstanding options to purchase 13,673,801 shares of common stock and outstanding warrants to purchase 272,813 shares of common stock.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. In the election of directors, a plurality of the votes cast at a meeting of stockholders is sufficient to elect a director. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In all other matters, except as noted below under “—Amendment of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws” and “—Election and Removal of Directors” and except where a higher threshold is required by law, a majority of the votes cast affirmatively or negatively (excluding abstentions and broker non-votes) will decide such matters.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of March 31, 2012. Immediately prior to the consummation of this offering, all warrants to purchase shares of our convertible preferred stock will convert into warrants to purchase shares of our common stock, and the following table reflects that conversion.

CLASS OF STOCK	NUMBER OF SHARES	EXERCISE PRICE/SHARE	EXPIRATION DATE
Common stock	70,048	$1.00	(1)
Common stock	147,765	$1.40	(2)
Common stock	55,000	$1.75	(3)

(1)	Expires on the second anniversary of the closing of this offering.
(2)	Expires five years from the consummation of this offering.
(3)	Expires on the consummation of this offering.

Registration Rights

We are party to an amended and restated investor rights agreement, as amended, which provides certain holders of our convertible preferred stock, warrants and/or common stock the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their common stock in such registration, subject to certain marketing and other limitations. Pursuant to the investor rights agreement, certain holders of our convertible preferred stock and warrants have the right upon the earlier of six months after the consummation of this offering and October 8, 2013 to require us, on not more than two occasions, to file a registration statement under the Securities Act to register the resale of their shares of common stock with an anticipated aggregate offering price, net of underwriting discounts and expenses related to issuance, in excess of $15 million. We may, in certain circumstances, defer such registrations, and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, certain holders of our convertible preferred stock and warrants may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3 once we are eligible to use Form S-3, subject to certain conditions and limitations. In an underwritten offering, the underwriter has the right, subject to specified conditions, to limit the number of registrable securities such holders may include.

The holders of registration rights have waived their rights to include any of their shares in this offering.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our board of directors, the chairman of our board of directors, our Chief Executive Officer or, in the absence of a Chief Executive Officer, our President.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. Our charter documents provide that directors may be removed only for cause with the vote of holders of 66 2/3% of the voting power of all the then-outstanding shares of our voting stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Amendment of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws

The amendment of any of the above provisions in our amended and restated certificate of incorporation, except for the provision making it possible for our board of directors to issue preferred stock, or the amendment of any provision in our amended and restated bylaws (other than by action of the board of directors), would require approval by holders of at least 66 2/3% of our then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

The NASDAQ Global Market Listing

We have applied to have our common stock approved for listing/quotation on The NASDAQ Global Market under the symbol “OMED.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 31, 2012, upon the closing of this offering and assuming (1) the conversion of our outstanding convertible preferred stock and Class B common stock into Class A common stock, assuming an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), (2) the redesignation of our Class A common stock as “common stock,” (3) no exercise of the underwriters’ option to purchase additional shares of common stock to cover overallotments, and (4) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately             shares of common stock. Of these shares, all of the             shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares to cover overallotments, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

APPROXIMATE NUMBER OF SHARES	FIRST DATE AVAILABLE FOR SALE INTO PUBLIC MARKET
shares	180 days after the date of this prospectus, or longer if the lock-up period is extended, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, our officers, directors and holders of substantially all of our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly, and to use their best efforts to cause their immediate family members not to:

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sell, offer, contract or grant any option to sell (including any short sale), lend, pledge, transfer, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, in, or otherwise dispose of any shares of our common stock, options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock;

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enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock;

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make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended, of the offer and sale of any shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

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publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Leerink Swann LLC.

This restriction terminates after the close of trading of the common shares on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, including in the event of the amendment or repeal of applicable FINRA rules, in the event that prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, then the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Leerink Swann LLC waive, in writing, such an extension.

Jefferies & Company, Inc. and Leerink Swann LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the sales proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

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1% of the number of common shares then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants); or

■	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options under our 2004 Stock Incentive Plan and the shares of common stock that we may issue pursuant to future awards under our 2012 Equity Incentive Award Plan and Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation:

■	United States expatriates or former long-term residents of the United States;

■	partnerships or other pass-through entities;

■	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid United States federal income tax;

■	banks, insurance companies, or other financial institutions;

■	brokers, dealers, or traders in securities, commodities or currencies;

■	tax-exempt organizations;

■	tax-qualified retirement plans; or

■	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

■	an individual citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state therein or the District of Columbia;

■	an estate the income of which is subject to United States federal income tax regardless of its source; or

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a trust (1) the administration of which is subject to the primary supervision of a United States court and all substantial decisions of which are controlled by one or more United States persons or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As stated above under “Dividend Policy,” we do not intend to make distributions on our common stock for the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to the relevant paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to the relevant paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the relevant paying agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to the relevant paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below under “Legislation Relating to Foreign Accounts,” a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

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the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

■	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the calendar year of the disposition, and certain other requirements are met; or

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our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. Even if we become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if the non-U.S. holder actually or constructively holds more than 5% of our common stock.

Gain described in the first bullet point above will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. Further, non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding may apply to distribution payments to a non-U.S. holder of our common stock and information reporting and backup withholding may apply to the payments of the proceeds of a sale of our common stock within the United States or through certain United States-related financial intermediaries, unless the non-U.S. holder furnishes to the relevant paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if the relevant paying agent has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Legislation Relating to Foreign Accounts

Under legislation enacted in 2010, withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. A 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although this legislation currently applies to applicable payments made after December 31, 2012, the IRS has recently issued Proposed Treasury Regulations providing that the withholding provisions described above will generally apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated             , 2012, between us, Jefferies & Company, Inc., Leerink Swann LLC and the other underwriters named in the table below, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the number of common shares indicated in the table below:

UNDERWRITER	NUMBER OF COMMON SHARES
Jefferies & Company, Inc.
Leerink Swann LLC
Piper Jaffray & Co.
BMO Capital Markets Corp.

Total

Jefferies & Company, Inc. and Leerink Swann LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the common shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the common shares.

The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per common share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per common share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES

Public offering price	$	$	$	$

Underwriting discounts and commissions paid by us	$	$	$	$

Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            .

Determination of Offering Price

Prior to the offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Listing

We have applied to have our common shares approved for listing on The NASDAQ Global Market under the trading symbol “OMED.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate             of additional common shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

In connection with this offering, we, our officers, directors and holders of substantially all of our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly, and to use their best efforts to cause their immediate family members not to:

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sell, offer, contract or grant any option to sell (including any short sale), lend, pledge, transfer, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, in, or otherwise dispose of any shares of our common stock, options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock;

■

enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock;

■

make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended, of the offer and sale of any shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

■

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Leerink Swann LLC.

Among other exceptions and subject to certain conditions, the foregoing restrictions will not apply to (i) the sale of the shares of common stock to the underwriters as contemplated by the underwriting agreement, (ii) certain transfers by gift, or by will or intestate succession, (iii) certain transfers or dispositions to any corporation, partnership or other entity all of the beneficial ownership interests of which are held by the locked up party or any family member, (iv) distributions by the locked up party to its partners, members or stockholders, (v) the exercise of an option to purchase shares granted under any stock incentive plan or stock purchase plan of the Company, provided that the underlying shares shall continue to be subject to the restrictions set forth in the lock-up agreement, (vi) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares, provided that such plan does not provide for any transfers of shares during the lock-up period, and (vii) the transfer or disposition of shares acquired in this offering or on the open market following this offering provided that no filing or other public announcement shall be required or made voluntarily in connection with such transfer or disposition during the lock-up period.

The restrictions terminate after the close of trading of the common shares on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, including in the event of the amendment or repeal of applicable FINRA rules, in the event that prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, then the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Leerink Swann LLC waive, in writing, such an extension.

Jefferies & Company, Inc. and Leerink Swann LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common shares or purchasing shares of our common shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant

Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

■

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

■	where no consideration is given for the transfer; or

■	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of our Common Stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Covington & Burling LLP, New York, New York is counsel for the underwriters in connection with this offering. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own (1) an aggregate of 94,535 shares of our convertible preferred stock which will be converted into an aggregate of 94,535 shares of common stock immediately prior to the completion of this offering and (2) an option to purchase 40,000 shares of common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to OncoMed Pharmaceuticals, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.oncomed.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

ONCOMED PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

OncoMed Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of OncoMed Pharmaceuticals, Inc. (the Company) as of December 31, 2010 and 2011, and the related statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OncoMed Pharmaceuticals, Inc. at December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

May 11, 2012

ONCOMED PHARMACEUTICALS, INC.

Balance Sheets

(In thousands, except share and per share amounts)

	DECEMBER 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$16,345	$11,785
Short-term investments	98,055	88,625
Receivables—related party	9,000	—
Prepaid and other current assets	1,378	586

Total current assets	124,778	100,996
Property and equipment, net	5,081	6,154
Other assets	35	55

Total assets	$129,894	$107,205

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$2,805	$3,412
Accrued liabilities	3,703	4,420
Current portion of notes payable	661	346
Current portion of deferred revenue	12,363	9,976
Current portion of deferred rent	1,203	530
Liability for shares issued with repurchase rights	80	17
Convertible preferred stock warrant liability	210	199

Total current liabilities	21,025	18,900
Notes payable, less current portion	387	—
Deferred revenue, less current portion	31,709	24,235
Deferred rent, less current portion	2,818	4,227
Liability for shares issued with repurchase rights, less current portion	21	4

Total liabilities	55,960	47,366

Commitments and Contingencies
Convertible preferred stock, $0.001 par value; 126,344,544 shares authorized at December 31, 2010 and 2011, and 120,727,871 shares issued and outstanding at December 31, 2010 and 2011; aggregate liquidation value of $187,086 at December 31, 2011	182,773	182,773
Stockholders’ deficit:
Class A common stock, $0.001 par value; 142,657,102 shares authorized; 5,291,593 and 5,684,772 shares issued and outstanding at December 31, 2010 and 2011, respectively	5	6
Convertible Class B common stock, $0.001 par value; 44,440 shares authorized; 44,440 shares issued and outstanding at December 31, 2010 and 2011	—	—
Additional paid-in capital	2,183	3,131
Accumulated other comprehensive income	59	49
Accumulated deficit	(111,086)	(126,120)

Total stockholders’ deficit	(108,839)	(122,934)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$129,894	$107,205

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Statements of Operations

(In thousands, except share and per share amounts)

	YEAR ENDED DECEMBER 31,
	2009	2010	2011
Revenue:
Collaboration revenue—related party	$14,363	$13,363	$3,365
Collaboration revenue	—	4,355	28,000
Grant revenue	—	—	44

Total revenue	14,363	17,718	31,409
Operating expenses:
Research and development	30,889	39,703	40,058
General and administrative	4,621	6,552	6,591

Total operating expenses	35,510	46,255	46,649

Loss from operations	(21,147)	(28,537)	(15,240)
Interest and other income, net	288	1,640	244
Interest expense	(201)	(118)	(38)

Net loss	$(21,060)	$(27,015)	$(15,034)

Net loss per common share, basic and diluted	$(4.92)	$(5.35)	$(2.70)

Shares used to compute net loss per common share, basic and diluted	4,280,409	5,054,082	5,565,300

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.12)

Shares used to compute pro forma net loss per common share, basic and diluted (unaudited)			126,293,171

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Statements of Comprehensive Loss

(In thousands)

	YEAR ENDED DECEMBER 31,
	2009	2010	2011
Net loss	$(21,060)	$(27,015)	$(15,034)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities, net of tax	117	(44)	(10)

Total comprehensive loss	$(20,943)	$(27,059)	$(15,044)

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balances at December 31, 2008	117,198,461	$176,773	3,691,691	$4	$404	$(14)	$(63,011)	$(62,617)
Issuance of Series B-1 convertible preferred stock	3,529,410	6,000	—	—	(6)	—	—	(6)
Issuance of common stock upon exercise of options	—	—	335,830	—	58	—	—	58
Vesting of restricted stock from prior years	—	—	723,174	1	79	—	—	80
Stock compensation associated with issuance of restricted common stock to founders and consultants	—	—	—	—	9	—	—	9
Stock-based compensation	—	—	—	—	643	—	—	643
Stock compensation associated with promissory note forgiveness provisions	—	—	—	—	22	—	—	22
Unrealized gain on available for sale securities	—	—	—	—	—	117	—	117
Net loss	—	—	—	—	—	—	(21,060)	(21,060)

Balances at December 31, 2009	120,727,871	182,773	4,750,695	5	1,209	103	(84,071)	(82,754)
Issuance of common stock upon exercise of options	—	—	58,414	—	22	—	—	22
Vesting of restricted stock from prior years	—	—	526,924	—	103	—	—	103
Stock-based compensation	—	—	—	—	847	—	—	847
Stock compensation associated with promissory note forgiveness provisions	—	—	—	—	2	—	—	2
Unrealized loss on available for sale securities	—	—	—	—	—	(44)	—	(44)
Net loss	—	—	—	—	—	—	(27,015)	(27,015)

Balances at December 31, 2010	120,727,871	182,773	5,336,033	5	2,183	59	(111,086)	(108,839)
Issuance common stock upon exercise of options	—	—	88,333	—	22	—	—	22
Vesting of restricted stock from prior years	—	—	304,846	1	80	—	—	81
Stock-based compensation	—	—	—	—	846	—	—	846
Unrealized loss on available for sale securities	—	—	—	—	—	(10)	—	(10)
Net loss	—	—	—	—	—	—	(15,034)	(15,034)

Balances at December 31, 2011	120,727,871	$182,773	5,729,212	$6	$3,131	$49	$(126,120)	$(122,934)

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Statements of Cash Flows

(In thousands)

	YEAR ENDED DECEMBER 31
	2009	2010	2011
Operating activities
Net loss	$(21,060)	$(27,015)	$(15,034)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	2,812	2,255	1,174
Stock-based compensation	674	849	846
Revaluation of convertible preferred stock warrant liability	11	(30)	(11)
Prepaid convertible preferred stock warrant expense	43	36	22
Amortization of premium (discount) on short-term investments	(115)	310	(232)
Changes in operating assets and liabilities:
Receivables – related party	(5,000)	(4,000)	9,000
Prepaid and other current assets	(148)	(303)	770
Other assets	—	(10)	(20)
Accounts payable and accrued liabilities	(448)	2,249	1,324
Deferred revenue	(4,363)	31,282	(9,861)
Deferred rent	(1,039)	(1,121)	736

Net cash provided by (used in) operating activities	(28,633)	4,502	(11,286)

Investing activities
Purchases of property and equipment	(1,453)	(841)	(2,247)
Purchases of short-term investments	(116,450)	(188,025)	(103,879)
Sales of short-term investments	2,341	—	—
Maturities of short-term investments	131,413	187,325	113,533

Net cash provided by (used in) investing activities	15,851	(1,541)	7,407

Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	5,994	—	—
Proceeds from issuance of common stock	86	22	22
Proceeds from issuance of notes payable	709	—	—
Repayments on notes payable	(1,075)	(726)	(703)

Net cash provided by (used in) financing activities	5,714	(704)	(681)

Net increase (decrease) in cash and cash equivalents	(7,068)	2,257	(4,560)
Cash and cash equivalents at beginning of period	21,156	14,088	16,345

Cash and cash equivalents at end of period	$14,088	$16,345	$11,785

Supplemental cash flow information:
Cash paid for interest	$201	$118	$38

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Notes to Financial Statements

1. Organization

OncoMed Pharmaceuticals, Inc. (“OncoMed” or the “Company”) is a clinical development-stage biotechnology company focused on discovering and developing first-in-class monoclonal antibody therapeutics targeting cancer stem cells, or CSCs.The Company was originally incorporated in July 2004 in Delaware. The Company’s operations are based in Redwood City, California and it operates in one segment.

OncoMed has three product candidates in clinical development. The first candidate demcizumab (OMP-21M18) has completed a single-agent Phase Ia safety and dose escalation trial and is currently in Phase Ib combination therapy trials in patients with non-small-cell lung cancer and pancreatic cancer. The second and third candidates, anti-Notch2/3 (OMP-59R5) and anti-Fzd7 (OMP-18R5), are in single-agent Phase I safety and dose escalation trials. The clinical trials for all three product candidates are ongoing, with the intent of gathering additional data required to proceed to later stage clinical trials and product approval.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, preclinical study and clinical trial accruals, fair value of assets and liabilities, convertible preferred stock and related warrants, and common stock, income taxes, and stock-based compensation. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash and cash equivalents.

Short-Term Investments

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days, but less than 365 days from the date of acquisition. Short-term investments are carried at fair value based upon quoted market prices. Unrealized gains and losses on available-for-sale securities are excluded from earnings and were reported as a component of accumulated comprehensive income (loss). The cost of available-for-sale securities sold is based on the specific-identification method.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Cash and cash equivalents and short-term investments are invested through banks and other financial institutions in the United States. Such deposits may be in excess of insured limits. The Company maintains cash and cash equivalents and investments with various high credit quality and capitalized financial institutions.

Accounts receivable are typically unsecured and are concentrated in the pharmaceutical industry. Accordingly, the Company may be exposed to credit risk generally associated with pharmaceutical companies or specific to the collaboration agreements with GlaxoSmithKline LLC (formerly SmithKline Beecham Corporation) (“GSK”) and Bayer HealthCare (formerly Bayer Schering Pharma AG) (“Bayer”). To date the Company has not experienced any losses related to its receivables.

Customer Concentration

Customers whose collaborative research and development revenue accounted for 10% or more of total revenues were as follows:

	YEAR ENDED DECEMBER 31,
	2009	2010	2011
GSK (related party)	100%	75%	11%
Bayer	—	25%	89%

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease at the time the asset is placed into service. Amortization expense of assets acquired through capital leases is included in depreciation and amortization expense in the statements of operations.

Impairment of Long-Lived Assets

The carrying value of long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss is recognized when the total of estimated future undiscounted cash flows, expected to result from the use of the asset and its eventual disposition, are less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2011, there have been no such impairment losses.

Revenue Recognition

The Company generates substantially all its revenue from collaborative research and development agreements with pharmaceutical companies. In December 2007 and June 2010, the Company entered into separate strategic alliance agreements with SmithKlineBeecham Corporation (now GlaxoSmithKline LLC) (“GSK”) and Bayer Schering Pharma AG (now Bayer HealthCare) (“Bayer”), respectively.

The terms of the agreements may include nonrefundable upfront payments, milestone payments, other contingent payments and royalties on any product sales derived from collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting.

Typically, the Company has not granted licenses to collaborators at the beginning of its arrangements and thus there are no delivered items separate from the research and development services provided. As such, upfront payments are recorded as deferred revenue in the balance sheet and are recognized as collaboration revenue over the estimated period of performance that is consistent with the terms of the research and development obligations contained in the collaboration agreement. The Company periodically reviews the estimated period of performance based on the progress made under each arrangement. Other contingent payments received for which payment is contingent solely on the results of a collaborative partner’s performance (bonus payments) are not accounted for using the milestone method. Such bonus payments will be recognized as revenue when collectibility is reasonably assured.

Prior to January 1, 2011, revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective and reliable evidence of the fair value of the undelivered items. Arrangement consideration is allocated among the separate units of accounting based on their respective fair values. Applicable revenue recognition criteria are then applied to each of the units.

On January 1, 2011, the Company adopted an accounting standard update that amends the guidance on accounting for new arrangements or those materially modified, with multiple deliverables. This update requires that each deliverable be evaluated to determine whether it qualifies as a separate unit of accounting. This determination is generally based on whether any deliverable has stand-alone value to the customer. This update also establishes a selling price hierarchy for determining how to allocate arrangement consideration to identified units of accounting. The selling price used for each unit of accounting will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available or estimated selling price if neither vendor-specific nor third-party evidence is available. Management may be required to exercise considerable judgment in determining whether a deliverable is a separate unit of accounting and in estimating the selling prices of identified units of accounting for new agreements. The adoption of the update had a material impact on the revenues recognized by the Company for the year ended December 31, 2011, as the agreement with GSK was determined to have been materially modified (see Note 11). The potential future impact of the adoption of this update will depend on the nature of any new arrangements entered into or any material modifications of existing arrangements.

Also on January 1, 2011, the Company adopted an accounting standard update that provides guidance on revenue recognition using the milestone method. This update established the milestone method as an acceptable method of revenue recognition for certain contingent payments under research or development arrangements. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. A milestone is an event (i) that can be achieved based in whole or in part on either the Company’s performance or on the occurrence of a specific outcome resulting from the Company’s performance, (ii) for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved and (iii) that would result in additional payments being due to the Company. The determination that a milestone is substantive is judgmental and is made at the inception of the arrangement. Milestones are considered substantive when the consideration earned from the achievement of the milestone is (i) commensurate with either the Company’s performance to achieve the milestone or the enhancement of value of the item delivered as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (ii) relates solely to past performance and (iii) is reasonable relative to all deliverables and payment terms in the arrangement. The Company has historically applied a milestone method approach to its research and development arrangements, so the prospective adoption of this update did not have a material impact on its results of operations, cash flows or financial position.

Research Grants

In October 2010, the Company was awarded $1.2 million in research grants by the U.S. government under the Qualifying Therapeutic Discovery Project Program. The grant award is included in interest and other income, net as the grant was related to previously incurred research and development expenditures.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist of salaries and other personnel-related expenses, including associated stock-based compensation, consulting fees, lab supplies, and facility costs, as well as fees paid to other entities that conduct certain research, development and manufacturing activities on behalf of the Company.

Clinical Trial Accruals

Clinical trial costs are a component of research and development expenses. The Company accrues and expenses clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. The Company determines the actual costs through discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Nonrefundable advance payments for goods and services that will be used or rendered in future research and development activities, are deferred and recognized as expense in the period that the related goods are delivered or services are performed.

Convertible Preferred Stock Warrant Liability

Freestanding warrants for shares that are either puttable or redeemable are classified as liabilities on the balance sheet at their estimated fair value. The freestanding warrants that are related to the purchase of the Company’s convertible preferred stock and may obligate the Company to redeem the underlying preferred stock at some point in the future. At the end of each reporting period, changes in estimated fair value during the period are recorded in interest income and other income, net. The Company will continue to adjust the carrying value of the warrants until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time the liabilities will be reclassified to stockholders’ deficit.

Stock-Based Compensation

The Company recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company determines the grant date fair value of the awards using the Black-Scholes option-pricing model and generally recognizes the fair value as stock-based compensation expense on a straight-line basis over the vesting period of the respective awards. Stock-based compensation expense is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. As such, the Company’s stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for equity instruments issued to nonemployees based on their fair values on the measurement dates using the Black-Scholes option-pricing model. The estimated fair values of the options granted to nonemployees are remeasured as they vest. As a result, the noncash charge to operations for nonemployee options with vesting is affected each reporting period by changes in the fair value of the Company’s common stock.

Income Taxes

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The net deferred tax assets have been fully offset by a valuation allowance. Currently, there is no provision for income taxes since the Company has incurred net losses to date.

On January 1, 2009 the Company adopted the standard related to accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also addresses on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires the Company to recognize the financial statement effects of an uncertain tax position when is more likely than not that such position will be sustained upon examination.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, potentially dilutive securities consisting of convertible preferred stock, stock options and warrants are considered to be common stock equivalents and were excluded in the calculation of diluted net loss per common share because their effect would be antidilutive for all periods presented.

Unaudited Pro Forma Net Loss per Common Share

Pro forma basic and diluted net loss per common share of common stock has been computed to give effect to the conversion of the convertible preferred stock into common stock. Also, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove gains and losses resulting from remeasurements of the portion of the warrant liability related to warrants to purchase shares of convertible preferred stock as these amounts will be reclassified to additional paid-in capital upon a qualifying initial public offering of our common stock.

Recent Accounting Pronouncements

In May 2011, an amendment to an accounting standard was issued that amends the fair value measurement guidance and includes some expanded disclosure requirements. The most significant change is the disclosure information required for Level 3 measurements based on unobservable inputs. This standard will become effective for the Company on January 1, 2012 and is not expected to have a material impact on the Company’s financial statements.

In June 2011, an update to an accounting standard was issued that requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update is to be applied retrospectively and is effective for financial statements issued for fiscal years, and interim periods within those years, beginning after December 15, 2011, and interim and annual periods thereafter. The Company early adopted this pronouncement and the adoption of this guidance did not have a material impact on its financial statements.

3. Cash Equivalents and Investments

The fair value of securities not including cash at December 31, 2010, were as follows (in thousands):

	2010
	AMORTIZED COST	GROSS UNREALIZED		ESTIMATED FAIR VALUE
		GAINS	LOSSES
Money market funds	$14,399	$—	$—	$14,399
U.S. treasury bills	97,996	59	—	98,055

Total available-for-sale securities	$112,395	$59	$—	$112,454

Classified as:
Cash equivalents				$14,399
Short-term investments				98,055

Total cash equivalents and investments				$112,454

The fair value of securities not including cash at December 31, 2011, were as follows (in thousands):

	2011
	AMORTIZED COST	GROSS UNREALIZED		ESTIMATED FAIR VALUE
		GAINS	LOSSES
Money market funds	$9,865	$—	$—	$9,865
U.S. treasury bills	88,576	49	—	88,625

Total available-for-sale securities	$98,441	$49	$—	$98,490

Classified as:
Cash equivalents				$9,865
Short-term investments				88,625

Total cash equivalents and investments				$98,490

All available-for-sale securities held as of December 31, 2010 and 2011, had contractual maturities of less than one year. There have been no significant realized gains or losses on available-for-sale securities for the periods presented.

4. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, contract receivables and accounts payable, approximate their fair value due to their short maturities. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

■	Level 1: Inputs which include quoted prices in active markets for identical assets and liabilities.

■

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

■	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets subject to fair value measurements on a recurring basis and the level of inputs used in such measurements are as follows as of December 31, 2010 and 2011 (in thousands):

	DECEMBER 31, 2010
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$14,399	$—	$—	$14,399
U.S. treasury bills	—	98,055	—	98,055

Total	$14,399	$98,055	$—	$112,454

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$210	$210

Total liabilities measured at fair value	$—	$—	$210	$210

	DECEMBER 31, 2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$9,865	$—	$—	$9,865
U.S. treasury bills	—	88,625	—	88,625

Total	$9,865	$88,625	$—	$98,490

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$199	$199

Total liabilities measured at fair value	$—	$—	$199	$199

Where quoted prices are available in an active market, securities are classified as Level 1. The Company classifies money market funds as Level 1. When quoted market prices are not available for the specific security, then the Company estimates fair value by using benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The Company classifies corporate U.S. Treasury securities as Level 2. In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of convertible preferred stock warrant liabilities. The fair values of the outstanding convertible preferred stock warrants are measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value include the estimated fair value of the underlying preferred stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, and expected dividends on expected volatility of the price of the underlying preferred stock. There were no transfers between Level 1 and Level 2 during the periods presented.

All of the Company’s available-for-sale marketable securities are subject to a periodic impairment review. The Company considers a marketable debt security to be impaired when its fair value is less than its carrying cost, in which case the Company would further review the investment to determine whether it is other-than-temporarily impaired. When the Company evaluates an investment for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, our intent to sell, and whether it is more likely than not the Company will be required to sell the investment before we have recovered its cost basis. If an investment is other-than-temporarily impaired, the Company writes it down through earnings to its impaired value and establishes that as a new cost basis for the investment. The Company did not identify any of its available-for-sale marketable securities as other-than-temporarily impaired in any of the periods presented.

The Company’s Level 3 liabilities include convertible preferred stock warrant liabilities (see Note 14). The following table sets forth a summary of the changes in the estimated fair value of the Company’s Level 3 financial liabilities, which are measured on a recurring basis:

	DECEMBER 31
(In thousands)	2009	2010	2011
Beginning balance	$229	$240	$210
Change in estimated fair value recorded as a (gain) loss in the statement of operations, net	11	(30)	(11)

Ending balance	$240	$210	$199

5. Property and Equipment

Property and equipment consist of the following (in thousands):

	DECEMBER 31
	2010	2011
Computer equipment and software	$1,131	$1,343
Furniture and fixtures	298	371
Laboratory equipment	7,656	8,200
Leasehold improvements	7,069	8,487

	16,154	18,401
Less accumulated depreciation and amortization	(11,073)	(12,247)

Property equipment, net	$5,081	$6,154

Property and equipment under capital leases amounted to $2.2 million and $1.1 million, at December 31, 2010 and 2011, respectively. Accumulated depreciation and amortization, collectively, on these assets was $1.8 million and $0.9 million at December 31, 2010 and 2011, respectively.

During the year ended December 31, 2011, the Company reassessed the estimated useful life of certain of its property and equipment. As a result, the estimated useful life of the Company’s laboratory equipment was changed from three years to five years due to the determination that the Company was using these assets longer than originally anticipated. In addition, the estimated useful life of the Company’s leasehold improvements was changed due to the extension of the lease term for an additional five years. The change in the estimated useful lives of the Company’s laboratory equipment and leasehold improvements was accounted for as a change in accounting estimate on a prospective basis effective January 1, 2011. The change in estimated useful lives resulted in $1.1 million in less depreciation expense than would have otherwise been recorded. The net loss for the year ended December 31, 2011 would have been higher by $1.1 million, or $16.2 million, and the net loss per share would have been $2.91 compared to the $2.70 per share as reported.

6. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	DECEMBER 31,
	2010	2011
Research and development related	$1,516	$2,524
Compensation related	2,041	1,787
Other	146	109

Total accrued liabilities	$3,703	$4,420

7. Capital Leases

In January 2007, the Company entered into a credit facility for maximum borrowings of $2.7 million under an equipment lease line and $1.7 million under a growth line of credit. In September 2008, the credit facility was subsequently amended to provide an additional lease amount of $1.0 million and to extend the draw-down period to September 10, 2009. The agreements provide for interest rates between the prime rate plus 2.00% to 2.25% on the date of borrowing with a term of 42 months. On December 31, 2008, the Company’s growth line of credit expired.

In conjunction with these agreements, in January 2007 the Company issued warrants to the financial institution for the purchase of 28,839 and 43,493 shares of Series B convertible preferred stock at $1.40 per share related to the loan agreement and the equipment lease, respectively. In March 2008, the Company exceeded a contractual threshold on the equipment lease line requiring the Company to issue additional warrants to the financial institution for the purchase of 43,393 shares of Series B convertible preferred stock at $1.40 per share.

In conjunction with the additional $1.0 million equipment lease line in September 2008, the Company issued an additional warrant to purchase 32,143 shares of Series B convertible preferred stock at $1.40 per share.

The Company utilized approximately $2.9 million of the credit facility, bearing interest rates of 3.81% to 10.25%. At December 31, 2010 and 2011, the Company had outstanding borrowings of $780,000 and $201,000, respectively.

Future minimum payments under the equipment lease at December 31, 2011 are $205,000, including $4,000 of interest, and are payable during the year ending December 31, 2012. Accordingly, the present value of $201,000 is included in the current portion of notes payable on the balance sheet at December 31, 2011.

Pursuant to the terms of the lease agreement, the Company is required to insure the leased equipment during the lease term. In addition, at the expiration of individual lease schedules, the Company has the option to purchase the leased equipment from the lessor at a fair market purchase value, not to exceed 15% of the original cost. The minimum lease payments and the purchase options liability are included in the notes payable account on the balance sheets.

8. Commitments and Contingencies

Operating Leases

In May 2006, the Company entered into a lease agreement for office and laboratory facilities in Redwood City, California. The lease term commenced in February 2007 for a period of seven years with options to extend the lease for two additional five-year terms. On December 22, 2010, the lease agreement was amended to extend the lease term for an additional five years, which expires in January 2019, adjust the rent expense beginning in 2012, adjust the extension options to two additional three-year terms and provide an additional tenant improvement allowance of up to $1.6 million, which is available for three years.

The operating lease agreement contains rent escalation provisions. The total rent obligation is being expensed ratably over the term of the agreement. For the years ended December 31, 2009 and 2010, rent expense was recognized on the original straight-line basis over the 92-month period from the inception of the lease, from May 30, 2006, the early access date, through the end of the original lease. Beginning in 2011, rent expense is recognized on a straight-line basis over the amended lease term of 97 months (through January 2019). The adjustment related to the amended lease term for the calculation of rent expense at the end of 2010 was not material.

Minimum annual rental commitments under the lease agreement are as follows (in thousands):

Year ending December 31:
2012	$1,811
2013	1,828
2014	1,887
2015	1,942
2016	2,002
Thereafter	4,361

Total	$13,831

In 2006 the landlord provided the Company a tenant improvement allowance of $5.7 million in order for the Company to complete an office and lab build out. In accordance with the lease amendment in December 2010, the landlord funded $1.5 million of the provided tenant improvement allowance for the Company to complete the lab expansion. The Company has recorded the aggregate tenant improvement allowance received as a leasehold improvement asset and a deferred rent liability on the accompanying balance sheets. The tenant improvement allowance asset is being amortized as depreciation expense and the deferred rent liability balance as a credit to rent expense over the period from which the improvements were placed in service until the end of their useful life, which is the end of the lease term. As of December 31, 2010 and 2011, the Company has an unamortized tenant improvement allowance of $2.5 million and $3.6 million, respectively.

In conjunction with entering into the original lease agreement in May 2006, the Company issued to the landlord 55,000 warrants to purchase Series B convertible preferred stock. See Note 14 for information associated with these warrants.

Rent expense for years ended December 31, 2009, 2010 and 2011, was $930,000, $930,000 and $1.4 million, respectively.

Guarantees and Indemnifications

The Company, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws, and pursuant to indemnification agreements with certain directors, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period lasts as long as an officer or director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

9. License Agreement

In 2004 the Company assumed an exclusive, worldwide license agreement with the University of Michigan relating to the use of certain patents and technology relating to its cancer stem cell technology for which an up-front fee of $10,000 had been paid and the Company issued 44,440 shares of its Class B common stock. Pursuant to the agreement, the Company is obligated to make low single-digit royalty payments to the University of Michigan on net sales of its or its licensees products and processes covered under the agreement, pay an annual license maintenance fee, and reimburse the University of Michigan for costs of prosecution and maintenance of the licensed patents which reduces future royalty obligations. With respect to one family of licensed patent applications that does not relate to any of the Company’s lead therapeutic programs, the Company is also required to pay a tiered, single-digit percentage of any sublicense revenues, including any upfront or milestone payments, received from any sublicensees under such family of patents. Once the University of Michigan has received $10.0 million in royalties, the Company may at its option convert the license to a fully paid-up license provided the Company transfers additional shares of nonvoting common stock equal to 0.25% of the fully diluted shares then outstanding to the University of Michigan. The amounts incurred for patent legal costs amounted to $137,000, $191,000 and $178,000 for the years ended December 31, 2009, 2010 and 2011, respectively, all of which has been recorded as general and administrative expense in the statements of operations.

10. Supply and License Agreements

In June 2006, the Company entered into a subscription and license agreement with MorphoSys AG to obtain a research license and access to certain technology libraries, antibodies and support services. The Company paid technology access and subscription fees from the date of signing through 2008 of €650,000 (approximately $919,000) and €250,000 (approximately $350,000) in 2009. The Company also exercised an option to extend the subscription for five years (through 2015), and must pay an annual subscription fee of €20,000. These annual subscription fees are capitalized in prepaid and other current assets, and amortized over the relevant one year period. Additionally, the Company may owe MorphoSys AG up to €5.8 million in future milestone payments for each product developed using the licensed antibodies if all milestone events are achieved, primarily in Phase III clinical trials and later development. GSK would reimburse the Company for 50% of such payments for OMP-59R5.

The amortization expense for the years ended December 31, 2009, 2010 and 2011 was $367,000, $160,000 and $27,000, respectively, and was recorded as research and development expense in the statements of operations.

In April 2008, the Company licensed two antibodies identified from the licensor’s library of antibodies, and must make additional payments to MorphoSys AG for these licenses. GSK reimburses the Company for 50% of the license payments for the first antibody, which is used in the anti-Notch2/3 (OMP-59R5) program under the Company’s collaboration with GSK, while the Company is responsible for all the license payments for the second antibody, which is used in the anti-Fzd7 (OMP-18R5) program under its collaboration with Bayer. The total payments made in Euros for these licensed antibodies in 2009, 2010 and 2011 were €750,000 (approximately $1.0 million), €1.0 million (approximately $1.4 million) and €750,000 (approximately $1.1 million), respectively. GSK reimbursed the Company 50% for their program antibody license approximately $351,000, $524,000 and none in 2009, 2010 and 2011, respectively.

11. Collaborations

The Company has entered into two collaboration arrangements with multiple deliverables under which it received non-refundable upfront payments. For collaborations where the Company has determined that there is a single unit of accounting the Company recognizes revenue related to the upfront payments ratably over its estimated period of performance.

The collaborations include contractual milestones, which relate to the achievement of pre-specified research, development, regulatory and commercialization events. The milestone events contained in the Company’s alliances coincide with the progression of the Company’s product candidates from research and development, to regulatory approval and through to commercialization. The process of successfully discovering a new product candidate, having it selected by the alliance partner for development, having it approved and ultimately sold for a profit is highly uncertain. As such, the milestone payments that the Company may earn from its partners involve a significant degree of risk to achieve.

Research and development milestones in the Company’s strategic alliances may include the following types of events:

■	Completion of pre-clinical research and development work leading to selection of product clinical candidates.

■	Advancement of candidates into clinical development at filing of investigational new drug (IND) applications.

■	Initiation of a Phase I or Phase II clinical trials.

■	Achievement of certain scientific or development events.

Regulatory milestones may include the following types of events:

■	Filing of regulatory applications for marketing approval such as a New Drug Application in the United States, or a Marketing Authorization Application in Europe.

■	Marketing approval in a major market, such as the United States, Europe or Japan.

Commercialization milestones may include the following types of events:

■	Product sales in excess of pre-specified thresholds.

GSK Strategic Alliance

On December 7, 2007, the Company entered into a Collaboration and Option Agreement with GSK. The agreement was formed to discover, develop and market novel antibody therapeutics to target cancer stem cells. The agreement gives GSK the option to obtain an exclusive license for product candidates targeting the Notch signaling pathway.

Under the original agreement, the Company had a research obligation to provide GSK four antibodies that meet specified selection criteria and was responsible for the development of two antibodies through clinical proof of concept (“POC”), generally considered to be at the end of certain Phase II clinical trials. There is no further obligation by the Company to perform development once these are achieved. Upon exercise of its option, GSK obtains an exclusive worldwide license to the antibody, assume full financial responsibility for funding further clinical development and commercialization and will be obligated to make payments to the Company for further development and commercialization milestones and royalties on product sales.

The Company received an initial payment of $35.0 million, with half in the form of an equity investment by GSK in OncoMed’s Series B-2 convertible preferred stock and the other half as an up-front cash payment which was initially recorded as deferred revenue. The Company is eligible to earn milestone payments in connection with research and development activities, and contingent consideration in connection with further development, regulatory approval and commercialization activities. In addition, the Company can earn royalty payments on all future collaboration product sales, if any.

The 8,215,962 shares of Series B-2 convertible preferred stock sold by the Company to GSK were issued at a premium of $4.3 million above the estimated fair value of convertible preferred stock at the time of issuance. This premium is considered an additional up-front payment and is added to the $17.5 million deferred revenue and is recognized on a ratable basis over the estimated period of performance of five years.

During the year ended December 31, 2009, the Company recognized an aggregate of $10.0 million in development milestones for the completion of the proof-of-principle work related to the demcizumab program and the selection of anti-Notch2/3 (OMP-59R5) as a clinical candidate. During the year ended December 31, 2010, the Company recognized an aggregate of $9.0 million in development milestones for the selection of anti-Notch1 (OMP-52M51) as a clinical candidate and for the first patient dose in the OMP-59R5 clinical trials. The development milestones were determined to be substantive and at risk at the inception of the arrangement and, as such, were recognized in the period the milestones were achieved.

In July 2011, the Company amended the terms of its development agreement with GSK to focus the collaboration entirely on the development of two product candidates, anti-Notch 2/3 (OMP-59R5) and anti-Notch1 (OMP-52M51). The Company will receive additional funding by GSK to support certain of its development activities conducted in relation to one of these product candidates, up to a maximum of $2.0 million. There is no further obligation for the Company to continue to progress or fund development once specified Phase II clinical trials are completed for each of the two product candidates. Following exercise of its option for a product candidate, GSK will have an exclusive license to progress further clinical development and commercialization of such product candidate, and will assume full financial responsibility for funding such activities. After exercising its option, GSK will be obligated to make payments to the Company in the form of contingent consideration related to further development and commercialization of such product candidate, as well as royalties on product sales.

The Company evaluated the terms of the July 2011 amendment relative to the entire arrangement and determined the amendment to be a material modification to the original agreement for financial reporting purposes. As a result, the Company evaluated the entire arrangement under the new multiple-element accounting guidance, which it had adopted in January 2011. The Company determined that the only undelivered elements were providing certain development services it is obligated to provide for the second product candidate and the continued development work to progress the first product candidate through certain Phase II POC clinical trials. The Company has determined that the undelivered elements are a single unit of accounting. Accordingly, the $7.9 million deferred revenue balance at the modification date is being recognized as revenue ratably over the estimated period of performance over four years beginning on the date of the material modification of the original agreement.

As of December 31, 2011, the Company was eligible to receive up to $106.0 million in development milestone payments up to the completion of certain Phase II POC clinical trials. These remaining potential development milestones include up to $19.0 million prior to the completion of the proof-of-principle work related to the two programs, up to $27.0 million for the start of certain Phase II clinical trials and up to $60.0 million if GSK exercises its options for the two programs. GSK has the option to license the programs at Phase II POC, and will be responsible for all further development and commercialization following such option exercise. If GSK successfully develops and commercializes both candidates for more than one indication, the Company could receive contingent consideration payments of up to $309.0 million for the achievement of regulatory events and up to $280.0 million upon the achievement of certain levels of worldwide net sales.

Bayer Strategic Alliance

On June 15, 2010, the Company entered into a Collaboration and Option Agreement with Bayer. The agreement sets forth an alliance to discover, develop and market novel antibody, protein and small molecule therapeutics targeting cancer stem cells. Specifically, the alliance efforts are directed toward therapeutics affecting targets within the Wnt signaling pathway.

Under the terms of the Agreement, Bayer has an exclusive option to license biologic therapeutic product candidates discovered and developed by the Company over a biologics research term that will extend until the later of five years after the effective date of the agreement or the occurrence of certain specified events. In addition, the Company will assist Bayer with its advancement of a specified number of small molecule candidates discovered and developed at Bayer to certain development stages. The Company anticipates its estimated period of performance is five years. The Company is obligated to use commercially reasonable efforts to advance three biologics through to a specified stage of research and two biologics to a specified early clinical development stage.

The option for Bayer to obtain an exclusive license to any of the biologics therapeutic product candidates commences on the effective date of the agreement and extends for a specified time period. The Company is responsible for all preclinical and development costs for each biologic product candidate up to the end of a defined early clinical development stage. Once Bayer exercises its option to obtain an exclusive license to a class of biologic therapeutic products, they assume full financial responsibility for funding further clinical development and commercialization of such product candidates.

The Company received an upfront payment of $40.0 million and is eligible to receive development, regulatory approval and commercialization milestone payments up to $387.5 million for each biologic and $112.0 million for each small molecule candidate. The upfront payment was recorded as deferred revenue and is being amortized to revenue over our estimated period of performance. Upon product sales, the Company is eligible to receive royalties that adjust depending on sales volume.

The Company achieved a $20.0 million development milestone related to the acceptance of the IND for the anti-Fzd7 (OMP-18R5) product candidate during the year ended December 31, 2011 that was determined to be substantive and at risk at the inception of the arrangement and, as such, was recognized in the period the milestone was achieved.

As of December 31, 2011, the Company was eligible to receive up to $40.0 million in development milestone payments for its development of biologic product candidates, prior to the point that Bayer exercises its options. The Company is eligible to receive up to $55.0 million if Bayer exercises its options for biologic product candidates.

Bayer will be responsible for all further development and commercialization following the exercise of an option for a product candidate. The Company is eligible to receive up to $24.0 million in development milestone payments for the small molecule candidates. If Bayer successfully develops and commercializes all of the product candidates for more than one indication, the Company could receive contingent consideration payments of up to $185.0 million for the achievement of regulatory events (up to $135.0 million for biologics and $50.0 million for small molecules) and up to $1.0 billion upon the achievement of specified future product sales (up to $862.5 million for biologics and $140.0 million for small molecules).

Summary of Collaboration Related Revenue

The Company has recognized the following revenues from its GSK and Bayer collaboration agreements during the years ended December 31, 2009, 2010 and 2011 (in thousands):

	YEAR ENDED DECEMBER 31
	2009	2010	2011
GSK:
Recognition of upfront payment	$4,363	$4,363	$3,157
Recognition of contract study	—	—	208
Milestone revenue	10,000	9,000	—

GSK total	14,363	13,363	3,365

Bayer:
Recognition of Bayer upfront payment	—	4,355	8,000
Milestone revenue	—	—	20,000

Bayer total	—	4,355	28,000

Total collaboration related revenue	$14,363	$17,718	$31,365

As GSK has an equity ownership in the Company, all transactions with GSK are considered to be related party transactions and have been noted as such in the accompanying financial statements.

12. Convertible Preferred Stock and Stockholders’ Deficit

Common Stock

Each share of Class B common stock will automatically convert into Class A common stock in the event of an initial public offering. Each share of Class A common stock has one vote per share. The Class B common stock is nonvoting.

Convertible Preferred Stock

The following table sets forth the total preferred shares authorized, issued and outstanding, the liquidation value, and the carrying value per Series at December 31, 2010 and 2011.

	SHARES AUTHORIZED	SHARES ISSUED AND OUTSTANDING	LIQUIDATION VALUE	CARRYING VALUE
			(In thousands)
Series A Preferred	18,000,000	17,776,000	$17,776	$17,776
Series B Preferred	31,874,999	30,803,570	43,125	43,125
Series B-1 Preferred	61,606,525	57,285,281	97,385	97,385
Series B-2 Preferred	8,215,962	8,215,962	17,500	13,187
Series B-3 Preferred	6,647,058	6,647,058	11,300	11,300

Total Preferred Stock	126,344,544	120,727,871	$187,086	$182,773

The rights, privileges, and preferences of Series A , Series B, Series B-1, Series B-2 and Series B-3 convertible preferred stock are as follows:

Voting Rights

The holders of each share of preferred stock have one vote for each share of common stock into which such preferred stock may be converted. The Series A convertible preferred stockholders, as a class, are entitled to elect two of the nine members of the board of directors, the Series B and B-1 convertible preferred stockholders, as a class, are entitled to elect five of the nine members of the board of directors, and the Class A common stockholders, as a class, are entitled to elect one of the nine members of the board of directors. The Series A, Series B, Series B-1 and the common stock, as a class, are entitled to elect the remaining member of the board of directors.

Conversion Rights

The preferred stock is convertible at the option of the holder at any time into Class A common stock on a one-for-one basis, subject to proportional adjustments for stock splits or stock dividends. The number of shares of Class A common stock issuable upon conversion of the preferred stock may also increase to the extent any shares of common stock are issued or deemed issued for less than the original per share issue price of the applicable series of preferred stock, subject to certain exceptions such as grants under the 2004 Stock Incentive Plan. No such adjustments had occurred as of December 31, 2011. Each share of preferred stock automatically converts into one share of Class A common stock in the event of an initial public offering in which the gross proceeds are at least $40.0 million and the price per share is at least $4.00.

Dividends and Distributions

The holders of the outstanding shares of the convertible preferred stock are entitled to receive, when and if declared by the Board of Directors, a noncumulative dividend at the annual rate of 8.0% per share of the original issue price (original issue price is $1.00 for Series A, $1.40 for Series B, $1.70 for Series B-1, $2.13 for Series B-2 and $1.70 for Series B-3). Such dividend is payable in preference to any dividends on common stock declared by the Board of Directors. No dividends have been declared to date.

Liquidation Rights

Upon liquidation or dissolution of the Company, the holders of the convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders common stock, an amount equal to $1.00 per share for Series A convertible preferred stock, $1.40 per share for Series B convertible preferred stock, $1.70 per share for Series B-1 and B-3 convertible preferred stock, $2.13 per share for Series B-2 convertible preferred stock, plus all declared but unpaid dividends on each share. If, upon liquidation, the assets to be distributed among the holders of the convertible preferred stock are insufficient to permit the payment of the full liquidation preference, then the assets available for distribution will be distributed pro rata among the holders of the convertible preferred stock in proportion to their full preferential amounts.

Series B-2 and Series B-3 convertible preferred stock must convert to common stock immediately prior to or concurrently with liquidation in order to share pro rata in any distributions paid to the holders of common stock and convertible preferred stock after the payment of any preferential amounts to the holders of convertible preferred stock.

After payments of the full liquidation preference, the remaining assets of the Company available for distribution to stockholders will be distributed to the holders of the convertible preferred stock and the common stock of the Company on a pro rata basis in proportion to the number of shares of common stock held as if all shares of convertible preferred stock had been converted to common stock.

Other

The Company recorded the convertible preferred stock at fair value on the dates of issuance. The Company classifies the convertible preferred stock outside of stockholders’ deficit because the shares contain liquidation features that are not solely within its control. During the years ended December 31, 2009, 2010 and 2011, the Company did not adjust the carrying values of the convertible preferred stock to the deemed redemption values of such shares since a liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

Notes Receivable from Stockholder

In January 2006, the Board of Directors approved the grant of an option to purchase 900,000 shares of common stock to an executive at an exercise price of $0.10 per share, subject to repurchase rights that lapse over five years. The option was exercised with $900 in cash and the remainder through issuance of a nonrecourse promissory note of $89,000. The note bears interest at 4.23% per year. The note and the interest are forgivable by the Company on a ratable basis over four years.

In 2010, the stock option was fully vested. The Company has recorded the forgiven promissory note as compensation in general and administrative expense ratably over the promissory note forgiveness period.

13. Stock Incentive Plan

In August 2004, the Board of Directors adopted the Stock Incentive Plan (the Stock Plan). The Stock Plan provides for the award of restricted shares, grants of incentive and nonstatutory stock options, and sales of shares of the Company’s common stock. Awards can be made to employees, outside directors, and consultants of the Company. Incentive stock options may be granted by the Board of Directors to employees at exercise prices of not less than 100% of the fair value, and nonstatutory stock options may be granted by the Board of Directors to nonemployees at an exercise price of not less than 85% of the fair value of the common stock on the date of grant. Generally, options granted are immediately exercisable. Stock options granted generally vest over a period of five years from the date of grant, with 20% of the total grant vesting on the first anniversary of the option vesting commencement date and 1/48 of the remaining grant vesting each month thereafter. Restricted stock issuances and early exercise of stock options are subject to the Company’s right of repurchase at the original issuance price, which right lapses over the vesting period of the stock.

In July 2011, the Board of Directors approved an amendment to the 2004 Plan to increase the authorized number of shares under the plan from 18,542,419 to 19,542,419 shares of common stock.

The following table summarizes activity under the Stock Plan, including grants to nonemployees and restricted stock issued:

	SHARES AVAILABLE FOR GRANT	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
(In thousands, except per share amounts)
Balances at December 31, 2008	1,805	10,821	$0.45
Shares authorized	1,500		0.72
Options granted	(3,245)	3,245	0.66
Options exercised	—	(385)	0.22
Options forfeited	266	(266)	0.27

Balances at December 31, 2009	326	13,415	0.51
Shares authorized	1,000
Options granted	(135)	135	0.86
Options exercised	—	(58)	0.37
Options forfeited	75	(75)	0.50

Balances at December 31, 2010	1,266	13,417	0.51
Shares authorized	1,000
Options granted	(1,520)	1,520	0.82
Options exercised	—	(88)	0.24
Options forfeited	435	(435)	0.55

Balances at December 31, 2011	1,181	14,414	$0.51	$12,283

Vested—December 31, 2011		8,627	$0.47	$8,050

Expected to vest—December 31, 2011		5,208	$0.67	$3,810

At December 31, 2011, stock options outstanding were as follows (in thousands, except years):

	OPTION OUTSTANDING AND EXERCISABLE
EXERCISE PRICE	SHARES	WEIGHTED AVERAGE CONTRACTUAL LIFE
		(In years)
$0.05	452	3.02
$0.12	70	4.19
$0.25	2,895	5.01
$0.60	7,888	6.84
$0.72	1,527	8.00
$0.80	1,155	9.69
$0.90	427	8.98

	14,414

The weighted-average grant-date estimated fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $0.66, $0.86 and $0.82 per share, respectively. The intrinsic value of options exercised was $146,000, $29,000 and $54,000 for the years ended December 31, 2009, 2010 and 2011, respectively. The intrinsic value was calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock of $1.40 per share as of December 31, 2011. At December 31, 2011, the weighted-average remaining contractual life was 6.30 years and 7.27 years for vested options and expected to vest options, respectively.

Early Exercise of Stock Options

The Stock Option Plan allow for the granting of options that may be exercised before the options have vested. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment or services, at the price paid by the purchaser. The amounts received in exchange for these shares have been recorded as a liability on the accompanying balance sheets and will be reclassified into common stock and additional paid-in-capital as the shares vest.

At December 31, 2010 and 2011, there were 368,064 and 63,218 shares of common stock outstanding, respectively, subject to the Company’s right of repurchase at prices ranging from $0.01 to $0.60 per share. At December 31, 2010 and 2011, the Company recorded $102,000 and $21,000, respectively, as liabilities associated with shares issued with repurchase rights.

Stock-based Compensation

Employee stock-based compensation expense was calculated based on awards expected to vest and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Employee stock-based compensation expense recognized was as follows (in thousands):

	YEAR ENDED DECEMBER 31
	2009	2010	2011
Research and development	$365	$453	$499
General and administrative	278	394	347

Total	$643	$847	$846

As of December 31, 2011, the Company had $2.3 million of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over an estimated weighted-average period of 1.6 years.

The estimated grant date fair value of employee stock options was calculated using the Black-Scholes valuation model, based on the following assumptions:

	YEAR ENDED DECEMBER 31
	2009	2010	2011
Weighted-average volatility	75.0%	75.0%	75.0%
Weighted-average expected term (years)	6.2	6.2	6.2
Risk-free interest rate	1.70%	1.29%	0.53%
Expected dividend yield	0%	0%	0%

Volatility

Since the Company is private and does not have any trading history for its common stock, the expected stock price volatility was calculated based on the average volatility for comparable publicly traded biopharmaceutical companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle, and financial leverage to the Company.

Expected Term

The Company has very limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock-option grants. As such, the expected term was estimated using the simplified method.

Risk-Free Rate

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments on the date of grant with a maturity date consistent with the expected term of the Company’s stock option grants.

Expected Dividend Yield

To date, the Company has not declared or paid any cash dividends and does not have any plans to do so in the future. Therefore, the Company used an expected dividend yield of zero.

14. Convertible Preferred Stock Warrants

In October 2004, in conjunction with an equipment line of credit agreement, the Company issued a fully vested warrant to purchase 60,000 shares of the Company’s Series A convertible preferred stock at an exercise price of $1.00 per share. The warrant expires on the earlier of October 14, 2014 or the second anniversary of the closing of the Company’s initial public offering. The fair value of the warrant was estimated to be $40,000 using the Black-Scholes valuation model with the following assumptions: a volatility of 80%, a contractual life of seven years, no dividend yield, and a risk-free interest rate of 4.0%. The value was recorded in general and administrative expense as the warrants were considered a placement fee incurred by the Company regardless of whether the line was ever drawn down. The warrant was outstanding at December 31, 2011.

In December 2005, in conjunction with the amendment to the October 2004 line of credit agreement, the Company issued a fully vested warrant to purchase 10,048 shares of the Company’s Series A convertible preferred stock at an exercise price of $1.00 per share. The warrant expires on the earlier of October 14, 2014 or the second anniversary of the closing of the Company’s initial public offering. The fair value of the warrant was estimated to be $7,134 using the Black-Scholes valuation model with the following assumptions: a volatility of 80%, a contractual life of six years, no dividend yield, and a risk-free interest rate of 4.0%. The value was amortized to interest expense over the life of the loan (48 months). The warrant was outstanding at December 31, 2011.

In May 2006, in conjunction with the facilities lease agreement described in Note 8, the Company issued a fully vested warrant to purchase 55,000 shares of the Company’s Series B convertible preferred stock at an exercise price of $1.75 per share. The warrant expires on the earlier of May 30, 2013 or the consummation of the Company’s initial public offering. The estimated fair value of the warrant was $56,000 using the Black-Scholes valuation model with the following assumptions: a volatility of 80%, a contractual life of seven years, no dividend yield, and a risk-free interest rate of 3.11%. The value has been capitalized in other assets and is being amortized to general and administrative and research and development expense as additional rent expense during the 92-month lease term which coincides with the date of warrant expiration, starting in May 2006. The warrant was outstanding at December 31, 2011.

In January 2007, in conjunction with the loan agreement described in Note 7, the Company issued a fully vested warrant to purchase 28,839 shares of the Company’s Series B convertible preferred stock at an exercise price of $1.40 per share. The warrant expires on the later of January 12, 2014 or the fifth anniversary of the closing of the Company’s initial public offering. The estimated fair value of the warrant was determined to be $24,000, using the Black-Scholes valuation model with the following assumptions: a volatility of 55%, a contractual life of seven years, no dividend yield, and a risk-free interest rate of 3.07%. The value was recorded in general and administrative expense as the warrant was considered a placement fee incurred by the Company regardless of whether the line was ever drawn down. The warrant was outstanding at December 31, 2011.

In January 2007, in conjunction with the equipment lease agreement described in Note 7, the Company issued a fully vested warrant to purchase 43,392 shares of the Company’s Series B convertible preferred stock at an exercise price of $1.40 per share. The warrant expires on the later of January 12, 2014 or the fifth anniversary of the closing of the Company’s initial public offering. The estimated fair value of the warrant, $35,000, using Black Scholes valuation model with the following assumptions: a volatility of 55%, a contractual life of seven years, no dividend yield, and a risk-free interest rate of 3.07%, has been capitalized in other assets and is being amortized to interest expense over the life of the lease (42-month lease term), starting in January 2007. The warrant was outstanding at December 31, 2011.

In March 2008, in conjunction with the equipment lease agreement described in Note 7, the Company issued a fully vested warrant to purchase an additional 43,392 shares of the Company’s Series B convertible preferred stock at an exercise price of $1.40 per share. The warrant expires on the later of March 7, 2015 or the fifth anniversary of the closing of the Company’s initial public offering. The estimated fair value of the warrant was determined to be $48,000 using the Black-Scholes valuation model with the following assumptions: a volatility of 62.5%, a contractual term of seven years, no dividend yield, and a risk-free interest rate of 1.02%. The value of the warrant has been capitalized in other assets and is being amortized to interest expense over the life of the lease (42-month lease term), starting in March 2008. The warrant was outstanding at December 31, 2011.

In October 2008, in conjunction with the additional $1.0 million equipment lease line of credit described in Note 7, the Company issued a fully vested warrant to purchase an additional 32,142 shares of the Company’s Series B convertible preferred stock at an exercise price of $1.40 per share. The warrant expires on the later of October 7, 2015 or the fifth anniversary of the closing of the Company’s initial public offering. The estimated fair value of the warrant was determined to be $35,000 using the Black-Scholes valuation model with the following assumptions: a volatility of 62.5%, a contractual term of seven years, no dividend yield, and a risk-free interest rate of 1.02%. The value of the warrant has been capitalized in other assets and is being amortized to interest expense over the life of the lease (42-month lease term), starting in October 2008. The warrants were outstanding at December 31, 2011.

The convertible preferred stock warrants were initially valued using the Black-Scholes valuation method upon their issuance. At December 31, 2010 and 2011, the estimated fair value of the warrants was remeasured based upon the then-current reassessed fair value of each series of the Company’s convertible preferred stock. The following table sets forth the changes in fair value for each of the warrants:

(In thousands)	EXERCISE PRICE PER SHARE	AS-IF CONVERTED SHARES AS OF DECEMBER 31		ESTIMATED FAIR VALUE AS OF AS OF DECEMBER 31
STOCK		2010	2011	2010	2011
Series A Convertible Preferred	$1.00	60,000	60,000	$30	$44
Series A Convertible Preferred	$1.00	10,048	10,048	6	7
Series B Convertible Preferred	$1.75	55,000	55,000	38	28
Series B Convertible Preferred	$1.40	43,392	43,392	36	31
Series B Convertible Preferred	$1.40	28,839	28,839	24	20
Series B Convertible Preferred	$1.40	43,392	43,392	41	37
Series B Convertible Preferred	$1.40	32,142	32,142	35	32

Total		272,813	272,813	$210	$199

The estimated fair value of the warrants outstanding during the years ended December 31, 2009, 2010 and 2011 was determined using the Black-Scholes valuation model using the following assumptions:

	YEAR ENDED DECEMBER 31
	2009	2010	2011
Risk free interest rate	1.70%	1.26%	0.53%
Volatility	75.0%	75.0%	75.0%
Dividend yield	None	None	None
Contractual term	1.75 - 5.75 years	0.75 - 4.75 years	1.5 - 3.75 years

15. Income Taxes

The Company did not record a provision or benefit for income taxes during the years ended December 31, 2009, 2010 and 2011.

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	YEAR ENDED DECEMBER 31,
	2009	2010	2011
Tax at statutory federal rate	34%	34%	34%
State tax—net of federal benefit	—	—	—
Change in valuation allowance	(35)	(36)	(34)
Other	1	2	—

Provision for income taxes	—%	—%	—%

Net deferred tax assets as of December 31, 2010 and 2011 consist of the following (in thousands):

	YEAR ENDED DECEMBER 31,
	2010	2011
Deferred tax assets:
Net operating loss carryforwards	$24,426	$35,586
Accruals and reserves	3,321	1,483
Research and development credits	4,420	5,449
Deferred revenue	16,868	13,213
Other	338	477

Gross deferred tax assets	49,373	56,208
Valuation allowance	(49,373)	(56,208)

Net deferred tax assets	$—	$—

Due to the Company’s lack of earnings history, the deferred assets have been fully offset by a valuation allowance as of December 31, 2010 and 2011. The increase in the valuation allowance was $10.4 million and $6.8 million for the years ended December 31, 2010 and 2011, respectively.

At December 31, 2011, the Company had federal and state net operating loss carryforwards aggregating approximately $88.6 million and $93.7 million, respectively. These federal and California net operating loss carryforwards will expire commencing 2024 and 2014, respectively, if not utilized. At December 31, 2011, the Company also had federal and state research and development tax credit carryforwards aggregating approximately $4.8 million and $4.7 million, respectively. The federal credits will expire commencing 2024, if not utilized. California research and development credits have no expiration date.

As a result of the Patient Protections and Affordable Care Act’s creation of a therapeutic discovery project tax credit, the Company received a Section 48D grant of the Internal Revenue Code in the year ended December 31, 2010, for qualifying investments in qualifying therapeutic discovery projects during 2009. Pursuant to Section 48D, the grant received by the Company is not subject to federal taxation, but will reduce the amount of the Company’s net operating loss carryforward to eliminate potential double benefit. The Section 48D grant is includible in taxable income for California tax purposes.

Utilization of the net operating loss and tax credit carryforwards may be limited by “ownership change” rules, as defined in Section 382 of the Internal Revenue Code of 1986, as amended and similar state provisions. The Company has performed an analysis to determine whether an “ownership change” has occurred from inception to December 31, 2010. Based on this analysis, management has determined that $0.7 million in federal and $0.7 million in California net operating losses generated during that period will expire without being utilized.

A reconciliation of the Company’s unrecognized tax benefits is as follows (in thousands):

	DECEMBER 31,
	2009	2010	2011
Balance at beginning of year	$1,407	$1,810	$2,457
Additions based on tax positions related to current year	403	596	567
Additions (reductions) for tax positions of prior years	—	51	(28)

Balance at end of year	$1,810	$2,457	$2,996

The unrecognized tax benefits, if recognized and in absence of full valuation allowance, would impact the income tax provision by $2.0 million and $2.5 million as of December 31, 2010 and 2011, respectively.

The Company has elected to include interest and penalties as a component of tax expense. During the years ended December 31, 2009, 2010 and 2011, the Company did not recognize accrued interest and penalties related to unrecognized tax benefits. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease during the next 12 months.

The Company files federal and state income tax returns in the U.S. Tax years from 2004 forward remain open to examination due to the carryover of net operating losses and other tax attributes.

16. Net Loss per Common Share and Pro Forma Net Loss per Common Share

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per common share for the periods presented because including them would have been antidilutive:

	YEARS ENDED DECEMBER 31
	2009	2010	2011
Convertible preferred stock	120,727,871	120,727,871	120,727,871
Options to purchase common stock	13,415,050	13,416,423	14,413,505
Warrants to purchase convertible preferred stock	272,813	272,813	272,813

	134,415,734	134,417,107	135,414,189

The following table sets forth the computation of our pro forma basic and diluted net loss per common share during the year ended December 31, 2011 (in thousands, except for share and per share amounts):

YEAR ENDED DECEMBER 31, 2011
Net loss	$(15,034)
Change in fair value of convertible preferred stock warrant liabilities	(11)

Net loss used in computing pro forma net loss per common share, basic and diluted	$(15,045)

Shares used in computing net loss per common share , basic and diluted	5,565,300
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	120,727,871

Shares used in computing pro forma net loss per common share, basic and diluted	126,293,171

Pro forma net loss per common share, basic and diluted	$(0.12)

ONCOMED PHARMACEUTICALS, INC.

ONCOMED PHARMACEUTICALS, INC.

Condensed Balance Sheets

(In thousands, except share and per share amounts)

	DECEMBER 31, 2011	MARCH 31, 2012	PRO FORMA STOCKHOLDERS’ EQUITY AS OF MARCH 31, 2012
	(Note 1)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,785	$12,224
Short-term investments	88,625	71,963
Prepaid and other current assets	586	957

Total current assets	100,996	85,144
Property and equipment, net	6,154	6,265
Other assets	55	267

Total assets	$107,205	$91,676

Liabilities, convertible preferred stock, and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$3,412	$1,639
Accrued liabilities	4,420	3,676
Current portion of notes payable	346	258
Current portion of deferred revenue	9,976	9,970
Current portion of deferred rent	530	519
Liability for shares issued with repurchase rights	17	9
Convertible preferred stock warrant liability	199	190	$—

Total current liabilities	18,900	16,261
Deferred revenue, less current portion	24,235	21,742
Deferred rent, less current portion	4,227	4,177
Liability for shares issued with repurchase rights, less current portion	4	3

Total liabilities	47,366	42,183
Commitments and Contingencies
Convertible preferred stock, $0.001 par value; 126,344,544 shares authorized at December 31, 2011 and March 31, 2012 (unaudited); 120,727,871 shares issued and outstanding at December 31, 2011 and March 31, 2012 (unaudited); no shares authorized, issued and outstanding, pro forma (unaudited); aggregate liquidation value of $187,086 at March 31, 2012 (unaudited)	182,773	182,773	—
Stockholders’ deficit:
Class A common stock, $0.001 par value; 142,657,102 shares authorized; 5,684,600 and 5,765,672 shares issued and outstanding at December 31, 2011 and March 31, 2012 (unaudited), respectively; 126,537,983 shares issued and outstanding, pro forma (unaudited)	6	6	126
Convertible Class B common stock, $0.001 par value; 44,440 shares authorized; 44,440 shares issued and outstanding at December 31, 2011 and March 31, 2012 (unaudited); no shares authorized, issued and outstanding, pro forma (unaudited)	—	—	—
Additional paid-in capital	3,131	3,354	186,197
Accumulated other comprehensive income	49	6	6
Accumulated deficit	(126,120)	(136,646)	(136,646)

Total stockholders’ (deficit) equity	(122,934)	(133,280)	$49,683

Total liabilities, convertible preferred stock, and stockholders’ (deficit) equity	$107,205	$91,676

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Condensed Statements of Operations

(unaudited)

(In thousands, except share and per share amounts)

	THREE MONTHS ENDED MARCH 31,
	2011	2012
Revenue:
Collaboration revenue—related party	$1,091	$493
Collaboration revenue	2,000	2,000
Grant revenue	—	22

Total revenue	3,091	2,515
Operating expenses:
Research and development	8,396	11,326
General and administrative	1,868	1,762

Total operating expenses	10,264	13,088

Loss from operations	(7,173)	(10,573)
Interest and other income, net	64	52
Interest expense	(17)	(5)

Net loss	$(7,126)	$(10,526)

Net loss per common share, basic and diluted	$(1.32)	$(1.82)

Shares used to compute net loss per common share, basic and diluted	5,419,110	5,775,053

Pro Forma net loss per common share, basic and diluted		$(0.08)

Shares used to compute pro forma net loss per common share, basic and diluted		126,502,924

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Condensed Statements of Comprehensive Loss

(unaudited)

(In thousands)

	THREE MONTHS ENDED MARCH 31,
	2011	2012
Net loss	$(7,126)	$(10,526)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities, net of tax	13	(43)

Total comprehensive loss	$(7,113)	$(10,569)

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Condensed Statements of Cash Flows

(unaudited)

(In thousands)

	THREE MONTHS ENDED MARCH 31,
	2011	2012
Operating activities
Net loss	$(7,126)	$(10,526)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	257	362
Stock-based compensation	216	202
Revaluation of convertible preferred stock warrant liability	12	(9)
Prepaid convertible preferred stock warrant expense	7	3
Amortization of premium (discount) on short-term investments	(59)	(47)
Changes in operating assets and liabilities:
Receivables—related party	9,000	—
Prepaid and other current assets	66	(374)
Other assets	5	(212)
Accounts payable and accrued liabilities	(2,612)	(2,517)
Deferred revenue	(3,091)	(2,499)
Deferred rent	(156)	(61)

Net cash used in operating activities	(3,481)	(15,678)

Investing activities
Purchases of property and equipment	(390)	(474)
Purchases of short-term investments	(29,953)	(2,999)
Maturities of short-term investments	38,200	19,666

Net cash provided by investing activities	7,857	16,193

Financing activities
Proceeds from issuance of common stock	12	12
Repayments on notes payable	(128)	(88)

Net cash used in financing activities	(116)	(76)

Net increase in cash and cash equivalents	4,260	439
Cash and cash equivalents at beginning of period	16,345	11,785

Cash and cash equivalents at end of period	$20,605	$12,224

Supplemental cash flow information:
Cash paid for interest	$17	$5

See accompanying notes.

ONCOMED PHARMACEUTICALS, INC.

Notes to the Unaudited Interim Condensed Financial Statements

1. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The unaudited interim balance sheet as of March 31, 2012, and the statements of operations, comprehensive loss and cash flows for the three months ended March 31, 2011 and 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2012 and its results of operations and cash flows for the three months ended March 31, 2011 and 2012. The financial data and the other financial information disclosed in these notes to the financial statements related to the three month periods are also unaudited. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012 or for any other future annual or interim period. These financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

Unaudited Pro Forma Stockholders’ Equity

The pro forma stockholders’ equity as of March 31, 2012 presents the Company’s stockholders’ equity (deficit) as though all of the Company’s convertible preferred stock outstanding had automatically converted into shares of common stock upon the completion of a qualifying initial public offering of the Company’s common stock. In addition, the pro forma stockholders’ equity assumes the reclassification of the convertible preferred stock warrant liability to additional paid-in capital upon completion of a qualifying initial public offering of the Company’s common stock, as the warrants upon an initial public offering become common stock warrants that are not subject to remeasurement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash and cash equivalents.

Short-Term Investments

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days, but less than 365 days from the date of acquisition. Short-term investments are carried at fair value based upon quoted market prices. Unrealized gains and losses on available-for-sale securities are excluded from earnings and were reported as a component of accumulated comprehensive income (loss). The cost of available-for-sale securities sold is based on the specific-identification method.

Revenue Recognition

The Company generates substantially all its revenue from collaborative research and development agreements with pharmaceutical companies. The terms of the agreements may include nonrefundable upfront payments, milestone payments, other contingent payments and royalties on any product sales derived from collaborations. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting.

Typically, the Company has not granted licenses to collaborators at the beginning of its arrangements and thus there are no delivered items separate from the research and development services provided. As such, upfront payments are recorded as deferred revenue in the balance sheet and are recognized as collaboration revenue over the estimated period of performance that is consistent with the terms of the research and development obligations contained in the collaboration agreement. The Company periodically reviews the estimated period of performance based on the progress made under each arrangement.

A payment that is contingent upon the Company’s achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. Other contingent payments received for which payment is contingent solely on the results of a collaborative partner’s performance (bonus payments) are not accounted for using the milestone method. Such bonus payments will be recognized as revenue when collectibility is reasonably assured.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, potentially dilutive securities consisting of convertible preferred stock, stock options and warrants are considered to be common stock equivalents and were excluded in the calculation of diluted net loss per common share because their effect would be antidilutive for all periods presented.

Unaudited Pro Forma Net Loss per Common Share

Pro forma basic and diluted net loss per common share has been computed to give effect to the conversion of the convertible preferred stock into common stock. Also, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove gains and losses resulting from remeasurements of the portion of the warrant liability related to warrants to purchase shares of convertible preferred stock as these amounts will be reclassified to additional paid-in capital upon a qualifying initial public offering of our common stock.

Customer Concentration

Customers whose collaborative research and development revenue accounted for 10% or more of total revenues were as follows:

	THREE MONTHS ENDED MARCH 31,
	2011	2012
GSK (related party)	35%	20%
Bayer	65%	80%

2. Cash Equivalents and Investments

The fair value of securities not including cash at December 31, 2011, were as follows (in thousands):

	DECEMBER 31, 2011
		GROSS UNREALIZED
	AMORTIZED COST	GAINS	LOSSES	ESTIMATED FAIR VALUE
Money market funds	$9,865	$—	$—	$9,865
U.S. treasury bills	88,576	49	—	88,625

Total available-for-sale securities	$98,441	$49	$—	$98,490

Classified as:
Cash equivalents				$9,865
Short-term investments				88,625

Total cash equivalents and investments				$98,490

The fair value of securities not including cash at March 31, 2012, were as follows (unaudited) (in thousands):

	MARCH 31, 2012
		GROSS UNREALIZED
	AMORTIZED COST	GAINS	LOSSES	ESTIMATED FAIR VALUE
Money market funds	$9,869	$—	$—	$9,869
U.S. treasury bills	71,957	6	—	71,963

Total available-for-sale securities	$81,826	$6	$—	$81,832

Classified as:
Cash equivalents				$9,869
Short-term investments				71,963

Total cash equivalents and investments				$81,832

All available-for-sale securities held as of December 31, 2011 and March 31, 2012 had contractual maturities of less than one year. There have been no significant realized gains or losses on available-for-sale securities for the periods presented.

3. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, contract receivables and accounts payable, approximate their fair value due to their short maturities. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

■	Level 1: Inputs which include quoted prices in active markets for identical assets and liabilities.
■

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

■	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s financial assets subject to fair value measurements on a recurring basis and the level of inputs used in such measurements are as follows as of December 31, 2011 (in thousands):

	DECEMBER 31, 2011
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$9,865	$—	$—	$9,865
U.S. treasury bills	—	88,625	—	88,625

Total	$9,865	$88,625	$—	$98,490

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$199	$199

Total liabilities measured at fair value	$—	$—	$199	$199

The Company’s financial assets subject to fair value measurements on a recurring basis and the level of inputs used in such measurements are as follows as of March 31, 2012 (unaudited) (in thousands):

	MARCH 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:
Money market funds	$9,869	$—	$—	$9,869
U.S. treasury bills	—	71,963	—	71,963

Total	$9,869	$71,963	$—	$81,832

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$190	$190

Total liabilities measured at fair value	$—	$—	$190	$190

There were no transfers between Level 1 and Level 2 during the periods presented.

The Company’s Level 3 liabilities include convertible preferred stock warrant liabilities. The following table sets forth a summary of the changes in the estimated fair value of the Company’s Level 3 financial liabilities, which are measured on a recurring basis:

MARCH 31, 2012
(In thousands)
Beginning balance	$199
Change in estimated fair value recorded as a gain in the statement of operations, net	(9)

Ending balance	$190

The fair value of the warrants outstanding during the three months ended March 31, 2011 and 2012 was determined using the Black-Scholes valuation model using the following assumptions:

	THREE MONTHS ENDED MARCH 31,
	2011	2012
Risk free interest rate	0.53%	0.53%
Volatility	75.0%	75.0%
Dividend yield	None	None
Contractual term	2.25 - 4.5 years	1.25 - 3.5 years

4. Collaborations

The Company has recognized the following revenues from its GSK and Bayer collaboration agreements during the three months ended March 31, 2011 and 2012 (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2011	2012
GSK:
Recognition of upfront payment and contract study	$1,091	$368
Recognition of contract study	—	125

GSK total	1,091	493

Bayer:
Recognition of upfront payment	2,000	2,000

Bayer total	2,000	2,000

Total collaboration related revenue	$3,091	$2,493

As GSK has an equity ownership in the Company, all transactions with GSK are considered to be related party transactions and have been noted as such in the accompanying financial statements.

As of March 31, 2012, the Company was eligible to receive in its collaboration with GSK up to $106.0 million in development milestone payments prior to the completion of certain Phase II POC clinical trials. These remaining potential development milestones include up to $19.0 million prior to the completion of the proof-of-principle work related to the anti-Notch1 (OMP-52M51) and anti-Notch2/3 (OMP-59R5) programs, up to $27.0 million for the start of certain Phase II clinical trials and up to $60.0 million if GSK exercises its options for the two programs. GSK has the option to license the programs at Phase II POC, and will be responsible for all further development and commercialization following such option exercise. If GSK successfully develops and commercializes both candidates for more than one indication, the Company could receive contingent consideration payments of up to $309.0 million for the achievement of regulatory events and up to $280.0 million upon the achievement of certain levels of worldwide net sales. In addition, the Company can earn royalty payments on all future collaboration product sales, if any.

As of March 31, 2012, the Company was eligible to receive in its collaboration with Bayer up to $40.0 million in development milestone payments for its development of biologic product candidates prior to the point that Bayer exercises its options. The Company is eligible to receive up to $55.0 million if Bayer exercises its options for the biologic product candidates. Bayer will be responsible for all further development and commercialization following the exercise of an option for a product candidate. The Company is eligible to receive up to $24.0 million in development milestone payments for the small molecule candidates. If Bayer successfully develops and commercializes all of the product candidates for more than one indication, the Company could receive contingent consideration payments of up to $185.0 million for the achievement of regulatory events (up to $135.0 million for biologics and $50.0 million for small molecules) and up to $1.0 billion upon the achievement of specified future product sales (up to $862.5 million for biologics and $140.0 million for small molecules).

5. Stock Incentive Plan

As of March 31, 2012, a total of 19,542,419 shares of common stock have been authorized for issuance under the Stock Incentive Plan (the Stock Plan).

The following table summarizes activity under the Stock Plan, including grants to nonemployees and restricted stock issued:

(In thousands, except per share amounts)	SHARES AVAILABLE FOR GRANT	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Balances at December 31, 2011	1,181	14,414	$0.51
Options granted	—	—
Options exercised	—	(47)	0.26
Options forfeited	693	(693)	0.41

Balances at March 31, 2012	1,874	13,674	$0.56	$11,402

Vested – March 31, 2012		7,895	$0.47	$7,204

Expected to vest – March 31, 2012		5,201	$0.67	$3,805

The weighted-average grant-date estimated fair value of options granted during the three months ended March 31, 2011 was $0.90 per share. There were no options granted during the three months ended March 31, 2012. The intrinsic value was calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock of $1.40 per share as of March 31, 2012.

At December 31, 2011 and March 31, 2012, there were 63,218 and 29,401 shares of common stock outstanding, respectively, subject to the Company’s right of repurchase at prices ranging from $0.01 to $0.60 per share. At December 31, 2011 and March 31, 2012, the Company recorded $21,000 and $12,000, respectively, as liabilities associated with shares issued with repurchase rights.

Stock-Based Compensation

Employee stock-based compensation expense recognized was as follows (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2011	2012
Research and development	$120	$122
General and administrative	96	80

Total	$216	$202

As of March 31, 2012, the Company had $1.9 million of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over an estimated weighted-average period of 1.4 years.

The estimated grant date fair value of employee stock options was calculated using the Black-Scholes valuation model, based on the following assumptions:

	THREE MONTHS ENDED MARCH 31,
	2011	2012
Weighted-average volatility	75.0%	—
Weighted-average expected term (years)	6.2	—
Risk-free interest rate	0.53%	—
Expected dividend yield	0%	—

6. Net Loss per Common Share and Pro Forma Net Loss per Common Share

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per common share for the periods presented because including them would have been antidilutive:

	THREE MONTHS ENDED MARCH 31,
	2011	2012
Convertible preferred stock	120,727,871	120,727,871
Options to purchase common stock	13,578,466	13,673,801
Warrants to purchase convertible preferred stock	272,813	272,813

	134,579,150	134,674,485

The following table sets forth the computation of our pro forma basic and diluted net loss per common share during the three months ended March 31, 2012 (in thousands, except for share and per share amounts):

THREE MONTHS ENDED MARCH 31, 2012
Net loss	$(10,526)
Change in fair value of convertible preferred stock warrant liabilities	(9)

Net loss used in computing pro forma net loss per common share, basic and diluted	$(10,535)

Shares used in computing net loss per common share, basic and diluted	5,775,053
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	120,727,871

Shares used in computing pro forma net loss per common share, basic and diluted	126,502,924

Pro forma net loss per common share, basic and diluted	$(0.08)

7. Subsequent Event

In April 2012, the Company earned a $5.0 million proof-of-principle development milestone under its collaboration agreement with GSK for the anti-Notch2/3 (OMP-59R5) program.

            Shares

OncoMed Pharmaceuticals, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies

Leerink Swann

Co-Managers

Piper Jaffray

BMO Capital Markets

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

ITEM	AMOUNT TO BE PAID
SEC Registration Fee		$13,179
FINRA Filing Fee		12,000
The NASDAQ Global Market Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Premium Paid on Director and Officer Insurance Policy		*
Accounting Fees and Expenses		*
Blue Sky, Qualification Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

■	any breach of the director’s duty of loyalty to us or our stockholders;

■	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

■	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

■	we may indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

■

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

■	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our amended and restated bylaws, attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

The following list sets forth information as to all securities we have sold since January 1, 2009, which were not registered under the Securities Act. The following share numbers and per share amounts have not been adjusted for the reverse stock split of our Class A common stock and Class B common stock to be effected before the completion of this offering.

1. We sold an aggregate of 578,494 shares of Class A common stock to employees, directors and consultants for cash consideration in the aggregate amount of $140,831 upon the exercise of stock options and stock awards.

2. We granted stock options and stock awards to employees, directors and consultants under our Stock Incentive Plan covering an aggregate of 5,074,458 shares of Class A common stock, at an average exercise price of $0.74 per share. Of these, options covering an aggregate of 51,667 shares were cancelled without being exercised.

3. In October 2009, we sold 3,529,410 shares of Series B-1 convertible preferred stock at a price of $1.70 per share for gross proceeds of $6.0 million to seven accredited investors.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) and (2) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transaction described in paragraph (3) above under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the Registrant or had adequate access, through their relationship with the Registrant, to financial statement or non-financial statement information about the Registrant. The sale of these securities was made without general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on June 15, 2012.

ONCOMED PHARMACEUTICALS, INC.

By:	/s/ Paul J. Hastings
Paul J. Hastings President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Paul J. Hastings Paul J. Hastings	President, Chief Executive Officer and Director (Principal Executive Officer)	June 15, 2012
/s/ William D. Waddill William D. Waddill	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 15, 2012
* James N. Woody, M.D., Ph.D.	Chairman of the Board of Directors	June 15, 2012
* James W. Broderick, M.D.	Director	June 15, 2012
* Terry Gould	Director	June 15, 2012
* Jack W. Lasersohn, J.D.	Director	June 15, 2012
* Laurence Lasky, Ph.D.	Director	June 15, 2012
* Deepa R. Pakianathan, Ph.D.	Director	June 15, 2012
* Denise Pollard-Knight, Ph.D.	Director	June 15, 2012
* Jonathan D. Root, M.D.	Director	June 15, 2012

*By:	/s/ William D. Waddill
William D. Waddill, Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement

3.1+	Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering

3.3+	Bylaws

3.4*	Form of Amended and Restated Bylaws, to be in effect upon completion of the offering

4.1*	Form of Common Stock Certificate

4.2(A)+	Warrant to Purchase Stock, dated October 14, 2004, issued to Silicon Valley Bank

4.2(B)+	Amendment to Warrant Agreement, dated December 5, 2005, by and between the registrant and Silicon Valley Bank

4.3(A)+	Plain English Warrant, dated January 12, 2007, issued to TriplePoint Capital LLC

4.3(B)+	Plain English Warrant, dated January 12, 2007, issued to TriplePoint Capital LLC

4.3(C)+	Plain English Warrant, dated March 7, 2008, issued to TriplePoint Capital LLC

4.3(D)+	Plain English Warrant, dated October 7, 2008, issued to TriplePoint Capital LLC

4.4(A)+	Amended and Restated Investor Rights Agreement, dated October 7, 2008, by and among the registrant and certain stockholders

4.4(B)+	Amendment and Consent, dated September 16, 2010, by and among the registrant and certain stockholders

5.1*	Opinion of Latham & Watkins LLP

10.1(A)†+	Research and Development Collaboration, Option and License Agreement, dated December 7, 2007, by and between the registrant and SmithKline Beecham Corporation

10.1(B)†+	Amendment No. 1 to the Research and Development Collaboration, Option and License Agreement, dated July 28, 2011, by and between the registrant and GlaxoSmithKline LLC

10.2†+	Collaboration and Option Agreement, dated June 15, 2010, by and between the registrant and Bayer Schering Pharma AG

10.3(A)†+	Subscription and License Agreement, dated June 1, 2006, by and between the registrant and MorphoSys AG

10.3(B)†+	Commercial License Requests under the Subscription and License Agreement, dated April 28, 2008 and May 6, 2008, by and between the registrant and MorphoSys AG

10.4(A)†+	License Agreement, dated January 5, 2001, by and between the registrant (as successor in interest to Cancer Stem Cell Genomics, Inc.) and the Regents of the University of Michigan

10.4(B)†+	Amendment Number 1 to License Agreement, dated July 21, 2004, by and between the registrant (as successor in interest to Cancer Stem Cell Genomics, Inc.) and the Regents of the University of Michigan

10.4(C)†+	Amendment Number 2 to License Agreement, dated August 13, 2004, by and between the registrant and the Regents of the University of Michigan

EXHIBIT NUMBER	DESCRIPTION
10.4(D)+	Amendment No. 3 to License Agreement, dated March 31, 2005, by and between the registrant and the Regents of the University of Michigan

10.4(E)+	Amendment No. 4 to License Agreement, dated December 12, 2005, by and between the registrant and the Regents of the University of Michigan

10.4(F)†+	Amendment No. 5 to License Agreement, dated March 12, 2007, by and between the registrant and the Regents of the University of Michigan

10.4(G)+	Amendment No. 6 to License Agreement, dated October 6, 2008, by and between the registrant and the Regents of the University of Michigan

10.4(H)+	Letter, dated September 4, 2008, from the University of Michigan to the registrant regarding the License Agreement

10.4(I)†+	Memorandum of Understanding, dated May 8, 2009, by and between the registrant and the Regents of the University of Michigan

10.5(A)+	Lease, dated May 30, 2006, by and between the registrant and Slough Redwood City, LLC

10.5(B)+	First Amendment to Lease, dated November __, 2006, by and between the registrant and Slough Redwood City, LLC

10.5(C)+	Second Amendment to Office Lease, dated December 22, 2010, by and between the registrant and HCP LS Redwood City, LLC

10.6(A)#+	2004 Stock Incentive Plan, as amended

10.6(B)#+	Form of Stock Option Agreement under 2004 Stock Incentive Plan

10.7#*	2012 Equity Award Incentive Plan

10.8#*	Employee Stock Purchase Plan

10.9#+	Offer Letter, dated November 12, 2005, by and between the registrant and Paul Hastings

10.10#+	Offer Letter, dated May 27, 2004, by and between the registrant (as successor in interest to Cancer Stem Cell Genomics, Inc.) and John A. Lewicki

10.11#+	Offer Letter, dated October 15, 2007, by and between the registrant and William D. Waddill

10.12#+	Offer Letter, dated June 18, 2009, by and between the registrant and Sunil Patel

10.13#+	Offer Letter, dated July 14, 2005, by and between the registrant and Tim Hoey

10.14#+	Offer Letter, dated September 27, 2004, by and between the registrant and Austin Gurney

10.15(A)#+	Offer Letter, dated February 5, 2007, by and between the registrant and Steven E. Benner

10.15(B)#+	Separation Agreement and General Release, dated November 22, 2011, by and between the registrant and Steven E. Benner

10.16#*	Form of Indemnity Agreement for directors and officers

10.17#+	Form of Change in Control and Severance Agreement for officers

EXHIBIT NUMBER	DESCRIPTION

10.18#	Offer Letter, dated July 28, 2011, by and between the registrant and Jakob Dupont

10.19#	Offer Letter, dated April 24, 2008, by and between the registrant and Alicia J. Hager

23.1	Consent of independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1+	Power of Attorney

*	To be filed by amendment.

+	Previously filed.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

#	Indicates management contract or compensatory plan.